

General Mills

2022 Proxy Statement

Accelerate Strategy

We are executing our Accelerate strategy to drive sustainable, profitable growth and top-tier shareholder returns over the long term. The Accelerate strategy focuses on four pillars to create competitive advantages and win: boldly building brands, relentlessly innovating, unleashing scale and being a force for good. The company is prioritizing its core markets, global platforms and local gem brands that have the best prospects for profitable growth and is committed to reshaping its portfolio with strategic acquisitions and divestitures to further enhance its growth profile.

Our Purpose

Making Food the World Loves

Where to Play

| CORE MARKETS | GLOBAL PLATFORMS | LOCAL GEMS | PORTFOLIO RESHAPING |

How to Win

| BOLDLY BUILDING BRANDS | RELENTLESSLY INNOVATING | UNLEASHING OUR SCALE | BEING A FORCE FOR GOOD |

Drive Long-Term Shareholder Value

| ORGANIC NET SALES* +2-3% | ADJUSTED OPERATING PROFIT* +MSD[1] | ADJUSTED DILUTED EPS* +MSD TO +HSD[2] | MAINTAIN CAPITAL DISCIPLINE |

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* Non-GAAP measure.

[1] Mid-single digit constant currency growth rate.

[2] High-single digit constant currency growth rate.



A Letter from Our Chairman and CEO



Dear Fellow Shareholders:

Fiscal 2022 was another successful year for General Mills. It was the fourth consecutive year that that we have delivered results that met or exceeded our targets for top- and bottom-line growth and cash generation. I am proud of how our team members around the world responded quickly to address significant inflation and supply disruptions to keep our products on the shelves for our customers and consumers and drive strong results for the company. General Mills has prospered for more than 155 years because of the dedication of our people, our strong brands, our resilient categories and our ability to adapt to ever-changing consumer, societal and environmental conditions. These core strengths have never been more important as we continue to navigate through the COVID-19 pandemic and extremely challenging operating and consumer environments.

I continue to be pleased with the development and execution of our Accelerate strategy to drive sustainable, profitable growth and top-tier returns for our shareholders over the long term. We are prioritizing the markets and global platforms that offer the greatest prospects for profitable growth, while focusing on making investments and taking actions that create competitive advantage. Importantly, our Accelerate strategy is grounded in our purpose of making food the world loves and requires that we take action to be a force for good for our consumers, communities and the environments from which we source the ingredients that make our products. Our accomplishments over the past year are a true reflection of our Accelerate strategy and purpose.

In fiscal 2022, we advanced our Accelerate strategy by executing well on our core business while taking significant steps to reshape our portfolio and organization. In particular, we set three specific priorities at the beginning of fiscal 2022. We said that we would compete effectively everywhere we play, successfully navigate a dynamic supply chain environment and execute our portfolio and organizational shaping actions without disrupting our base business. I am pleased to report that we achieved each of these priorities. We grew or held market share in 70% of our global priority businesses. The strength of our supply chain stood out this year, as we and the industry experienced a record level of disruptions. In addition to elevated levels of disruptions, we also faced significant input cost inflation during fiscal 2022, reaching double digits in the fourth quarter and 8% for the full year. To address inflation, we continued to lean on our Holistic Margin Management productivity program, which we supplemented with broad-based Strategic Revenue Management actions across our portfolio. We also took significant steps to reshape our portfolio for growth, including the acquisition of Tyson Foods' pet treat business and the divestitures of our European Yoplait operations and Helper and Suddenly Salad businesses. And we successfully implemented significant changes to our organizational structure, including streamlining our North America Retail operating unit structure, realigning our North America Foodservice segment, creating a new International segment and adjusting our go-to-market model across many global markets, and establishing a new Strategy & Growth organization tasked with advancing many aspects of our Accelerate strategy.

I am especially proud of the many ways our teams continue to live out our purpose of making food the world loves. Recognizing that everything we do touches the lives of people and communities – now, and for years to come – we are more determined than ever to ensure the G in General Mills stands for Good. Our focus on putting people first extends beyond our consumers to our entire value chain, including the farmers who grow our ingredients, our employees, who are the heartbeat of General Mills and, of course, the communities we are proud to be a part of and serve. In fiscal 2022, we took additional steps to provide our employees with a safe workplace, to support their mental health and well-being and to foster a culture of inclusion and belonging. We continued our commitment to use our scale to drive sustainable and meaningful change on issues of racial and social justice, including through our Box Tops for Education program that is equipping teachers to identify and address racial bias, supporting programs to increase the number of teachers of color and distributing funds to impact schools in need.

As we look to the challenges ahead, we begin with the firm belief that a global food company can be a force for good. The natural resources that we depend upon are being reduced as the world's needs increase, and simply sustaining the status quo is not enough. We have set aggressive goals to reduce greenhouse gas emissions across our entire value chain, and we are investing in the potential of agriculture to ensure a thriving future for both people and planet. To that end, we are working to drive meaningful change through being a leader in regenerative agriculture, a holistic approach to farming that improves environmental, social and economic resilience.

We enter fiscal 2023 ready to compete and win in this highly dynamic consumer, supply chain and inflationary environment. We will continue to execute our Accelerate strategy, focusing on three priorities that will be critical to our success. First, we will continue to compete effectively, prioritizing our core markets, global platforms and local gem brands, and leveraging our brand-building, innovation, strategic capabilities and force for good work to deliver competitive performance. Second, we will continue to invest for the future by delivering on our Holistic Margin Management productivity program and Strategic Revenue Management initiatives to offset inflation, making strategic investments in the business and continuing to progress against our environmental, social and governance commitments. Finally, we will continue to reshape our portfolio by ensuring smooth transitions for our recently closed transactions and assessing the landscape for additional growth- and value-enhancing transactions. Our long history of success and our perseverance over the past year give me great confidence in our ability to adapt and evolve to deliver outstanding financial results while staying true to our company purpose of making food the world loves.

I want to close by thanking you, our shareholders, for your investment in General Mills and your confidence in our plans for future growth. On behalf of our more than 32,000 talented employees around the world, I want you to know that as we continue to navigate a very dynamic operating environment, we are in a strong position to deliver consistent, profitable growth and top-tier returns over the long term.

August 8, 2022

Sincerely,



JEFFREY L. HARMENING
Chairman and Chief Executive Officer



A Letter from Your Independent Lead Director



Dear Fellow Shareholders:

It has been my privilege to continue to serve as your Independent Lead Director. While the events of the past year have presented some unique demands and challenges, the board remains focused on fulfilling its fiduciary duties and working on your behalf to create sustainable, long-term value. As our 2022 Annual Meeting approaches, I am pleased to have this opportunity to update you on the board's priorities and work during the past year.

LONG-TERM STRATEGY AND PORTFOLIO SHAPING REMAIN THE BOARD'S PRIMARY FOCUSES.
The board's primary priority continues to be guiding the development and execution of the company's long-term Accelerate strategy. The board provides support for the Accelerate strategy through the diverse perspectives and experiences of our directors. At each meeting, the board receives updates from company leaders on how they are advancing the Accelerate strategy to drive sustainable, profitable growth and top-tier shareholder returns over the long term. The Accelerate strategy has served the company well during this turbulent year by providing a clear framework for setting priorities, and I am confident that it will benefit you, our shareholders, going forward by providing a strategic foundation for long-term value creation.

In connection with its work on the Accelerate strategy, the board has played a significant role in overseeing the company's portfolio shaping. The board receives regular updates on the company's portfolio shaping activities. The board provides independent strategic insights on the direction of the portfolio shaping processes and engages in robust discussions with the management team in connection with acquisitions and divestitures. In particular, this year the board was significantly involved in the company's acquisition of Tyson Foods' pet treat business and the divestitures of its European Yoplait operations and Helper and Suddenly Salad businesses.

ADDRESSING THE IMPACTS OF THE COVID-19 PANDEMIC AND DYNAMIC SUPPLY CHAIN AND INFLATIONARY ENVIRONMENT.
The board has been actively engaged with management to ensure appropriate oversight of the company's responses to the COVID-19 pandemic, supply chain pressures, and inflation. In addition to overseeing these issues, the board worked extensively with management to set challenging business plans at the beginning of fiscal 2022 that reflected the dynamic operating environment we were facing, including higher input costs, supply chain disruptions, and increased demands from our consumers and customers. The board closely monitored the company's performance throughout the year, with ongoing assessments against the business plans to ensure the company was operating as efficiently as possible during a highly volatile and unpredictable year.

The board also understands the impacts these external forces have had on the company's customers and consumers and receives regular updates to ensure the company continues to address these disruptions and deliver for our customers and consumers. As consumer behaviors have changed throughout the COVID-19 pandemic, including more time spent working from home and increased appreciation for cooking and baking, the board has overseen how the company is addressing these evolving changes through its leading brands, innovation, and advantaged capabilities to drive profitable growth.

RECOGNIZING THE IMPORTANCE OF ENVIRONMENTAL AND SOCIAL MATTERS.
For more than 155 years, General Mills has been creating long-term value for its shareholders and the broader communities where it operates. As a board, we are focused on ensuring that the company takes appropriate steps to address areas of risk and opportunity where the company has the greatest environmental and societal impact, and

we consider these issues in the context of our strategic planning, risk management and investor communications. By encouraging the company to recognize, protect, act and invest in these areas, the board is working with management to take a long-term view of creating and sustaining value. With the full support and direction of the board, the company has set ambitious goals to address climate change and to promote regenerative agriculture. The board is also actively engaged in the company's efforts to address social inequalities that impact our employees, consumers and communities. The board's Public Responsibility Committee monitors progress against the company's goals and efforts and oversees the company's sustainability, environmental, climate and corporate social responsibility strategies, plans and objectives.

COMMITMENT TO DEVELOPING A TALENTED, DIVERSE AND ENGAGED WORKFORCE.

People are at the heart of the company's mission, and the future success of the company will in large part be determined by the talent and skills of our workforce and the culture of the company. I can assure you that the board is actively involved in overseeing the company's strategies to recruit, develop and safeguard the well-being of our talented and dedicated team. The full board regularly discusses matters of corporate culture and employee engagement to ensure that our teams embody the attributes, behaviors and commitment necessary to advance our strategies. An essential part of our culture is our commitment to operating with integrity and acting with the highest ethical standards. This starts with the clear expectation set by the board and is reinforced by the audit committee and board's regular reviews of our ethics and compliance reports. Fostering a culture of inclusion and ensuring diversity of input and perspective are a vital part of these strategies. As such, the compensation committee and board regularly review the company's strategies for building and developing a diverse workforce and monitor progress against these plans.

MAINTAINING A HIGHLY SKILLED, DIVERSE AND EFFECTIVE BOARD.

Building and sustaining a highly skilled, diverse and independent board and effectively leveraging those talents, skills and experiences is essential to the long-term success of our company. Our board succession work in recent years continues a long-standing practice of maintaining a board that is diverse across multiple dimensions and reflects our enduring belief that the board is made stronger by its diversity. New directors are thoughtfully and purposefully selected by the board for their deep and relevant skill sets and their ability to guide our strategy, provide valuable experience and insights and effectively represent the interests of our shareholders. This year we were pleased to add C. Kim Goodwin to the board. Ms. Goodwin brings to the board valuable expertise and investor perspectives in the areas of finance and capital markets, shareholder value creation, strategic planning, global leadership and marketing and consumer insights. With the addition of Ms. Goodwin, the board is now comprised of 50% women and 33% ethnically diverse directors. We have a capable, diverse, engaged and thoughtful group of directors who are focused on long-term value creation for shareholders. I encourage you to vote for each of the board's nominees on this year's ballot.

As the Independent Lead Director, I plan to continue building a board culture that encourages substantive, constructive and open dialogue between the board and management on topics that are paramount to the company. To that end, I am focused on ensuring that the board maintains a system of robust board practices that allows us to function effectively and exercise our independent judgment to deliver value to the company and its shareholders. That begins with ensuring that the board focuses its time and attention on matters with the greatest impact and interest to our shareholders and that our board discussions take full advantage of the individual and collective talents of our directors.

On behalf of the board, I thank you for your investment and continued support of General Mills, and I look forward to working with my fellow directors and the management team in the coming year to continue advancing our Accelerate strategy.

August 8, 2022

Sincerely,

STEVE ODLAND
Independent Lead Director

Notice of 2022 Annual Meeting of Shareholders

Background

Date and Time
Tuesday, September 27, 2022, at 8:30 a.m., Central Daylight Time

Location
Online only at www.virtualshareholdermeeting.com/GIS2022

Who Can Vote
The record date for the Annual Meeting is July 29, 2022. If you held General Mills stock at the close of business on that date, you are entitled to vote at the Annual Meeting.

Voting Items

PROPOSAL		BOARD VOTING RECOMMENDATION
1	ELECT AS DIRECTORS THE 12 NOMINEES NAMED IN THE ATTACHED PROXY STATEMENT	✔ **FOR** each director nominee
2	APPROVE THE 2022 STOCK COMPENSATION PLAN	✔ **FOR**
3	CAST AN ADVISORY VOTE ON EXECUTIVE COMPENSATION	✔ **FOR**
4	RATIFY THE APPOINTMENT OF KPMG LLP AS GENERAL MILLS' INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING MAY 28, 2023	✔ **FOR**
5	ACT ON TWO SHAREHOLDER PROPOSALS, IF PROPERLY PRESENTED AT THE MEETING	✖ **AGAINST**

Shareholders will also transact any other business that properly comes before the meeting.

Voting Methods

Your vote is important. We encourage you to vote by proxy, even if you plan to attend the virtual meeting.



INTERNET
www.proxyvote.com



TABLET OR SMARTPHONE



TELEPHONE
Toll-free (U.S. and Canada)
1-800-690-6903



MAIL
Mail in your signed proxy card or voting instruction form (if you received one).



ONLINE AT ANNUAL MEETING
www.virtualshareholdermeeting.com/GIS2022

Sincerely,

Karen Wilson

Karen Wilson Thissen
Secretary

August 8, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 27, 2022
Our Notice of 2022 Annual Meeting of Shareholders, Proxy Statement and Annual Report to Shareholders are available on the General Mills website at www.generalmills.com in the Investors section.

About General Mills

At General Mills, we are living our purpose of making food the world loves. Fiscal 2022 was another successful year for General Mills, marking the fourth consecutive year that we have delivered results that met or exceeded our targets for top- and bottom-line growth and cash generation. We advanced our Accelerate strategy in fiscal 2022 by executing well on our core business while taking significant steps to reshape our portfolio and organization. Though significant inflation and supply chain disruptions put pressure on our margins, the General Mills team responded quickly to address these challenges and keep our brands on shelf for our customers and consumers. We also continued to be a force for good through advancing our regenerative agriculture program and continuing to deliver on our sustainability and racial equity commitments.

General Mills entered fiscal 2023 ready to compete and win in a highly dynamic consumer environment. We expect that changes in consumer behavior driven by the pandemic and inflationary pressures will continue to drive elevated consumer demand for food at home, relative to pre-pandemic levels. The General Mills team plans to capitalize on these opportunities, addressing evolving consumer needs through its leading brands, innovation and advantaged capabilities to generate profitable growth.



Driving Long-Term Shareholder Value

Protecting Shareholder Value and Financial Stability

- **Delivered strong performance in fiscal 2022 by executing well in a volatile operating environment**, including navigating a dynamic supply chain environment and overcoming disruptions to ensure product availability.

- **Delivered strong total shareholder returns (TSR), including 59% TSR performance over the past 3-years**[1], outperforming the S&P 500 by 30% and the average performance of our compensation peer group by 26%.

- **Our board reinforced its confidence in our fiscal 2022 performance and fiscal 2023 outlook by approving a 6% increase in our dividend**, underlining our commitment to driving strong returns for our shareholders over the long-term.

Committed to Being a Force for Good

Climate Change and Regenerative Agriculture

- We continued to work towards our goals of **reducing our absolute greenhouse gas ("GHG") emissions by 30% by 2030** and achieving **net zero GHG emissions across our full value chain by 2050**.

- **As an industry leader in regenerative agriculture**, we are committed to **advancing 1 million acres of regenerative agriculture** in our supply chain by 2030 and have currently **enrolled more than 200,000 acres into our program**.

Supporting our Communities and Advancing Racial Equity

- **We are deeply committed to the communities where we live and operate and from which we source our ingredients**. Our philanthropic partnerships and employee engagement aim to build strong, equitable and resilient communities.

- **We are proud of our longstanding work and deep commitment to using our philanthropy as an added lever to advance racial equity**. As part of our commitment to advance racial equity, our philanthropy team provides support to food banks, anti-hunger and racial justice organizations that are working to end food insecurity and its disproportionate impact on communities of color.

[1] 3-Year TSR data as of June 30, 2022; Source: Capital IQ.



Financial Highlights

Delivering on our Key Priorities

In fiscal 2022, we successfully adapted to the volatile operating environment, responding quickly to significant increases in input cost inflation and supply chain disruptions and keeping our brands available for our customers and consumers. As a result, we were able to grow organic net sales, adjusted operating profit, free cash flow and adjusted diluted EPS. We achieved each of the three priorities we established at the beginning of the year:

✓ **We continued to compete effectively, everywhere we play,** including holding or growing market share in 70% of our global priority businesses. We generated organic net sales growth across each of our four operating segments, fueled by compelling brand building and innovation across our leading brands, and supported with strong levels of net price realization in response to significant input cost inflation.

✓ **We successfully navigated the dynamic supply chain environment,** which was characterized by steadily increasing input cost inflation, reaching 8% for the full year, and record levels of supply chain disruptions affecting our sourcing, manufacturing and logistics operations. We moved quickly to address supply chain disruptions and outpace our competition in terms of on-shelf availability for our brands.

✓ **We executed our portfolio and organizational reshaping actions without disrupting our base business.** We announced or closed seven different acquisitions and divestitures during the year, helping further upgrade the growth profile of our portfolio. And we successfully implemented significant changes to our organizational structure, including streamlining our North America Retail operating unit structure, realigning our North America Foodservice segment and shifting our U.S. convenience stores business into North America Retail, creating a new International segment and adjusting our go-to-market model across many global markets, and establishing a new Strategy & Growth organization tasked with advancing many aspects of our Accelerate strategy.

Exceeding our Financial Targets

Net Sales Increased 5% to

$19.0 billion

and organic net sales increased 6% compared to year-ago levels*.



NET SALES
Dollars in millions

2020	$17,600
2021	$18,100
2022	**$19,000**

Operating profit increased 11% to

$3.5 billion

and adjusted operating profit of $3.2 billion increased 2% on a constant-currency basis*.



ADJUSTED OPERATING PROFIT*
Dollars in millions

2020	$3,000
2021	$3,200
2022	**$3,200**

Net cash provided by operations totaled

$3.3 billion

in fiscal 2022 representing a conversion rate of 121% of net earnings. This cash generation supported capital investments totaling $569 million, and our resulting free cash flow was $2.7 billion at a conversion rate of 113%*.



FREE CASH FLOW*
Dollars in millions

2020	$3,200
2021	$2,400
2022	**$2,700**

Diluted EPS increased 17% to

$4.42

and adjusted diluted EPS of $3.94 increased 4% on a constant-currency basis*.



ADJUSTED DILUTED EARNINGS PER SHARE*
Dollars

2020	$3.61
2021	$3.79
2022	**$3.94**

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* Organic net sales, adjusted operating profit (on a constant-currency basis), adjusted diluted EPS (on a constant-currency basis), free cash flow and free cash flow conversion rate are non-GAAP measures. For more information on the use of non-GAAP measures in the Proxy Statement, and a reconciliation of non-GAAP measures to the most directly comparable GAAP measures, see Appendix A.



People and Inclusion Highlights



Global Inclusion

42%
of our officers and directors are women

19%
of our officers and directors are racially or ethnically diverse

We believe that fostering a culture of inclusion and belonging strengthens our business performance and execution, improves our ability to recruit and develop talent and provides for a rewarding workplace experience that allows all of our employees to thrive and succeed. We actively cultivate a culture that acknowledges, respects and values all dimensions of diversity – including gender, race, sexual orientation, ability, backgrounds and beliefs.[1] Ensuring diversity of input and perspectives is core to our business strategy, and we are committed to recruiting, retaining, developing and advancing a workforce that reflects the diversity of the consumers we serve.

Our Inclusion Goal

Is to foster a culture of inclusion and belonging that allows all of our employees to thrive. Ensuring diversity of input and perspectives is core to our business strategy.

Our Inclusion Strategy

Is to use our inclusion framework to advance engagement around the world, leveraging data to assess progress and holding ourselves accountable as we continue to foster a culture of inclusion and belonging.



Employee Engagement

94%
of salaried employees are proud to work for General Mills[2]

90%
of salaried employees say General Mills is a great place to work[2]

The efficient production of high-quality products and successful execution of our strategy requires a talented, skilled, dedicated and engaged team of employees. We work to equip our employees with critical skills and expand their contributions over time by providing a range of training and career development opportunities, including hands-on experiences through challenging work assignments and job rotations, coaching and mentoring opportunities and training programs. To foster employee engagement and commitment, we follow a robust process to listen to employees, take action and measure our progress with ongoing employee conversations, transparent communications and employee engagement surveys.



Workplace Safety

We are committed to maintaining a safe and secure workplace for our employees. We set specific safety standards to identify and manage critical risks. We use global safety management systems and employee training to ensure consistent implementation of safety protocols and accurate measurement and tracking of incidents. To provide a safe and secure working environment for our employees, we prohibit workplace discrimination, and we do not tolerate abusive conduct or harassment. Our attention to the health and safety of our workforce extends to the workers and communities in our supply chain.

We have a history of strong safety performance. We recently took bold steps forward by implementing new injury and illness reporting criteria and metrics to improve our safety culture and focus more intently on eliminating incidents and situations with the greatest potential to significantly harm our people. The new safety metric criteria are based on current best practices and globally recognized principles for recording occupational injuries and illnesses.

[1] Additional data on the diversity breakdown of our U.S. salaried employee base can be found in our annual Global Responsibility Report (available on our website at www.generalmills.com under the Global inclusion section).

[2] Data as of the last day of fiscal 2021.



Sustainability

For more than 155 years, General Mills has been making food the world loves while creating long-term value for society and our shareholders. Feeding a growing global population and the success of our business depend on a healthy planet.

As we look to the challenges ahead, we begin with the firm belief that a global food company can be a force for good. We are investing in the potential of agriculture to ensure a thriving future for both people and planet. To that end, we are working to drive meaningful change through regenerative agriculture, a holistic approach to farming that improves environmental, social and economic resilience.



An overview of the company's initiatives may be found in our annual Global Responsibility Report (available on our website at www.generalmills.com under the How we make it section).

As a global food company, our business is rooted in agriculture. Over time, the quality and availability of the earth's natural resources have declined, while the need to provide for a growing population has increased. Simply sustaining the current state of ecosystems and communities is not enough. We must instead invest in the potential of agriculture to ensure a thriving future for both people and planet. To that end, we are on a journey to make a meaningful difference through our commitment of advancing regenerative agriculture on one million acres of farmland by 2030. Through regenerative agriculture, farmers will regenerate the soil they work on, reduce the amount of inputs and water used and lower GHG emissions through carbon sequestration.

In fiscal 2022, we continued our commitment to transparency by enhancing our climate disclosures based on the Task Force on Climate-related Financial Disclosure (TCFD) principles and the standards developed by the Sustainability Accounting Standards Board (SASB) for our industry. We continue to focus on our climate-related transition and physical risks to enhance our efforts to mitigate our climate risks and exposures throughout our supply chain.

While the company is focused on regeneration efforts across our full value chain, our current key priorities are focused on climate change and regenerative agriculture. As highlighted below, the company has set ambitious goals in these areas, and remains on track to achieve them.

Climate Change



GOAL
Net Zero
GHG emissions across our full value chain by 2050

Our goals are to reduce absolute GHG emissions across our full value chain (Scopes, 1, 2 and 3) by 30% by 2030 (compared to 2020). By 2050, we expect to achieve net zero GHG emissions across our full value chain.

Regenerative Agriculture



GOAL
1MM acres
of farmland advancing regenerative agriculture

We are committed to being a leader in regenerative agriculture, which we define as a holistic, principles-based approach to farming and ranching that seeks to build and strengthen ecosystem and community resilience. We have set a goal to advance regenerative agriculture practices on 1 million acres of farmland by 2030. To date, we are helping to advance regenerative agriculture on more than 70 farms and have more than 200,000 acres enrolled in our program.

Sustainability and Global Impact Highlights

At General Mills, we work to create holistic value throughout our supply chain, from agriculture and operations to our consumers and communities. Our sustainability and corporate social responsibility achievements, some of which are highlighted below, help us strengthen our business, brands and the communities we serve.



FOOD

96%

of our company-owned production facilities are Global Food Safety Initiative (GFSI) certified.[1]

41%

of General Mills global volume met the company's criteria as Nutrition-Forward Foods.[1]

#1

General Mills is the largest provider of natural and organic packaged food in the U.S.[2]



PLANET

200,000

acres enrolled in programs advancing regenerative agriculture.

63%

renewable electricity sourced for our global operations.[1]

89%

of General Mills packaging is recyclable or reusable (by weight).[1]



PEOPLE

90%

of our salaried employees say that General Mills is a great place to work.[1]

42%

of our officer and director level employees are women and 19% are racially or ethnically diverse.

50%

Reduction in serious injuries at our production facilities and Innovation and Technology and Quality centers since fiscal 2020.[1]



COMMUNITY

$98 million

given to charitable causes, including General Mills Foundation grants, corporate contributions and food donations.[1]

41 million

Our product donations to food banks enabled 41 million meals around the world.[1]

6 continents

Our strategic philanthropy and our community giving in General Mills hometown communities spanned 6 continents.[1]



Human Rights

As one of the world's leading food companies, we believe we have a responsibility to respect human rights throughout our business and value chain. As a force for good, we are accelerating our actions to respect human rights and positively impact the people we depend on – and who depend on us. Our goal is to assess and address our human rights impacts in alignment with the United Nations Guiding Principles on Business and Human Rights (UNGPs). We follow a strategic framework to assess, address and prevent potential human rights impacts across our value chain. We also regularly assess our human rights risks and strategy to ensure alignment with the UNGPs.

[1] Data as of the last day of fiscal 2021.

[2] Includes food for both humans and pets. Source: SPINS 52 WE 12/26/2021, Total – US Mulo, Natural Enhanced Channel and Pet Channel.

Sustainability and Global Impact Highlights



Awards and Recognition

General Mills is recognized as a global leader in sustainability. We received numerous awards in fiscal 2022 recognizing our efforts. Listed below are a few of these recognitions, illustrating our commitment to being a force for good.

CDP Disclosure A List 2021 – Climate Change	CDP Disclosure A List 2021 – Water Security	100 Best Corporate Citizens 2021 – 3BL Media	Member FTSE4Good
Member of Dow Jones Sustainability North America and World Indices	The JUST 100 – Just Capital and CNBC	America's Most Responsible Companies 2021 – Newsweek	America's Best Employers for Women – Forbes
Best Companies for Dads – Seramount	Diversity Best Practices Leading Inclusion Index – Seramount	Member of the Science Based Targets Network (SBTN)	Signatory to the United Nations Global Compact (UNGC)

Certain sections of this Proxy Statement reference or refer you to materials on our website, www.generalmills.com. These materials and our website are not incorporated by reference in, and are not part of, this Proxy Statement.

Proxy Voting Roadmap

PROPOSAL NUMBER 1:

Election of Directors

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR EACH DIRECTOR NOMINEE.**

The board of directors recommends the election of each of the highly experienced director nominees presented in this proxy statement to our independent and diverse board.

INDEPENDENCE — **11 independent**



GENDER (Average Tenure: 6 years) — **6 female** / **6 male**



ETHNIC DIVERSITY — **4 ethnically diverse**



AGE — **4 / 60 and below** — **8 / 61-69**



TENURE — **2 / <3 years** — **7 / 3-7 years** — **3 / 7+ years**



C. Kim Goodwin was appointed by the board to serve as a director effective June 27, 2022. Ms. Goodwin's extensive background as a leader at global investment institutions, and years of service as a public company director, will offer the board valuable expertise and investor perspectives in the areas of finance and capital markets, shareholder value creation, strategic planning, global leadership and marketing and consumer insights. With Ms. Goodwin's appointment the General Mills board is now comprised of 50% women and 33% ethnically diverse directors.

Our Directors' Skills and Experiences Support Our Long-term Strategy

Additional information about each director and his or her qualifications may be found beginning on **page 19**.

PROPOSAL NUMBER 2:

Approval of the 2022 Stock Compensation Plan

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE 2022 PLAN.**

PROPOSAL NUMBER 3:

Advisory Vote on Executive Compensation

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RESOLUTION.**

Shareholders are asked to vote to approve the General Mills, Inc. 2022 Stock Compensation Plan (the "2022 Plan").

The 2022 Plan is part of a compensation program that:

- Attracts and retains (a) management talent capable of achieving superior business results, and (b) qualified non-employee directors to serve on the company's board; and
- Aligns their interests with those of shareholders by linking a portion of their compensation directly to increases in shareholder value.

Additional information about the 2022 Stock Compensation Plan may be found beginning on **page 44**.

The compensation program for our executive team recognizes and rewards the achievement of annual and sustained competitive performance. Each element of annual and long-term incentive compensation is tied to performance and closely linked to our strategy, long-term growth model, financial objectives and ultimately total shareholder return ("TSR"). In response to market trends and shareholder feedback, beginning in fiscal 2022, a relative TSR modifier was added to PSU awards for all officers to further align our long-term incentives with our performance and investor returns.

Percentage Of CEO Target Compensation	Total Direct Compensation Element	Pay Element	Performance Measure
12%	**BASE SALARY**	Cash	• Individual performance and contributions based on scope and complexity of role
21%	**ANNUAL INCENTIVE**	Cash-based award	***Company Performance (80%)*** • Organic net sales growth* • Adjusted operating profit growth* ***Individual Performance (20%)***
67%	**LONG-TERM INCENTIVE**		
50%		Performance Share Units ("PSUs")	***Three-year cliff vesting and Three-year measurement period*** • Organic net sales growth (Compound Annual Growth Rate ("CAGR"))* • Cumulative free cash flow • +/- 25% Relative TSR Modifier (new for fiscal 2022 awards)
25%		Stock Options	Four-year cliff vesting
25%		Restricted Stock Units	Four-year cliff vesting

Additional information about executive compensation may be found beginning on **page 52**.

* Organic net sales and adjusted operating profit are non-GAAP measures. For more information on the use of non-GAAP measures in the Proxy Statement, and a reconciliation of non-GAAP measures to the most directly comparable GAAP measures, see Appendix A.

PROPOSAL NUMBER 4:

Ratify Appointment of the Independent Registered Public Accounting Firm

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE PROPOSAL.**

Our audit committee is responsible for the selection and engagement of our independent auditor. The audit committee annually reviews qualifications, performance, independence and fees of KPMG, our current registered public accounting firm. The focus of the process is to select and retain the most qualified firm to perform the annual audit. Based on its annual review, the audit committee believes that the retention of KPMG as our independent auditor is in the best interests of the company and its shareholders. We are asking shareholders to ratify the appointment of KPMG for fiscal 2023.

Additional information about the independent registered public accounting firm may be found beginning on **page 77**.

PROPOSAL NUMBERS 5 AND 6:

Shareholder Proposals

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THESE PROPOSALS.**

We received two shareholder proposals to be voted on at this year's annual meeting. Shareholders are asked to vote against both of the shareholder proposals.

Information on the shareholder proposals and our statements in opposition of the proposals may be found beginning on **page 80**.

Table of Contents








Election of Directors

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.**

Upon the recommendation of the corporate governance committee, the board has nominated all of the current directors to stand for reelection. All of the nominees are independent under New York Stock Exchange ("NYSE") corporate governance rules, except Chairman and Chief Executive Officer, Jeffrey L. Harmening. See Board Independence and Related Person Transactions on **page 40**.

Our directors are elected annually by a majority of votes cast to enhance their accountability to shareholders. If an incumbent director is not reelected, the director must promptly offer his or her resignation to the board. The corporate governance committee will recommend to the board whether to accept or reject the resignation, and the board will disclose its decision and the rationale behind it within 90 days from the certification of the election results. If there are more director nominees than the number of directors to be elected, the directors will be elected by a plurality of the votes cast.

Each of the director nominees currently serves on the board and was elected by the shareholders at the 2021 Annual Meeting, except for C. Kim Goodwin who, with the help of a search firm, was identified by the corporate governance committee as a new director candidate and elected as a director by the board in June 2022.

If elected, each director will hold office until the 2023 Annual Meeting and until his or her successor is elected and qualified. We have no reason to believe that any of the nominees will be unable or unwilling to serve if elected. However, if any nominee should become unable for any reason or unwilling for good cause to serve, proxies may be voted for another person nominated as a substitute by the board, or the board may reduce the number of directors.

Included in each director nominee's biography is a description of select key qualifications and experiences of such nominee based on the skills and qualifications described on **page 19**. The board and the corporate governance committee believe that the combination of the various qualifications and experiences of the director nominees will contribute to an effective and well-functioning board and that the director nominees possess the necessary qualifications and capacity to provide effective oversight of the business and counsel to the company's management to advance our long-term strategy and oversee the interests of our shareholders.

2022 Director Nominees At-A-Glance

INDEPENDENCE
11 independent


GENDER
6 female   6 male
 

ETHNIC DIVERSITY
4 ethnically diverse


AGE
| 4 | 8 |
| 60 and below | 61+ |
 

TENURE (Average Tenure: 6 years)
| 2 | 7 | 3 |
| <3 years | 3-7 years | 7+ years |
  



Jorge A. Uribe, 65
Former Global Productivity and Organization Transformation Officer at The Procter & Gamble Company

Maria A. Sastre, 67
Former President and Chief Operating Officer of Signature Flight Support Corporation

Maria G. Henry, 56
Former Chief Financial Officer of Kimberly-Clark Corporation

Eric D. Sprunk, 58
Former Chief Operating Officer of NIKE, Inc.

R. Kerry Clark, 70
Former Chairman and Chief Executive Officer of Cardinal Health, Inc.

C. Kim Goodwin, 63
Former Managing Director and Head of Equites (Global) for the Asset Management Division of Credit Suisse Group AG

Jo Ann Jenkins, 64
Chief Executive Officer of AARP, Inc.

Steve Odland, 63
President and Chief Executive Officer of The Conference Board

David M. Cordani, 56
Chairman and Chief Executive Officer of Cigna Corporation

Diane L. Neal, 66
Former Chief Executive Officer of Sur La Table, Inc.

Elizabeth C. Lempres, 61
Former Senior Partner at McKinsey & Company

Jeffrey L. Harmening, 55
Chairman and Chief Executive Officer of General Mills

General Mills Board of Directors

Director Nomination Process

Our board follows an annual director nomination process that promotes thoughtful and in-depth review of overall board composition and director nominees throughout the year. At the beginning of the process, the corporate governance committee reviews current board composition and considers search priorities for any new director candidates. The skills and experiences of our directors are reviewed annually to confirm that our board possesses the traits, attributes and qualifications to successfully guide and oversee the company's long-term strategy and priorities and continue to promote effective board performance. The corporate governance committee reviews incumbent director candidates, evaluates any changes in circumstances that may impact their candidacy and considers information from the board evaluation process to ensure the board continues to operate effectively. Upon a recommendation from the corporate governance committee, the board of directors approves the nomination of director candidates for election at the Annual Meeting.

The corporate governance committee identifies potential new director candidates using a search firm that is paid a fee for its services, together with referrals and suggestions from board members and shareholders. The committee interviews potential director candidates to confirm their qualifications, interest and availability for board service. This year the corporate governance committee identified one new director candidate. C. Kim Goodwin was appointed by the board to serve as a director effective June 27, 2022.



Board Refreshment and Director Succession Planning

We plan thoughtfully for director succession and board refreshment. By developing and following a long-term succession plan, the board has an ongoing opportunity to:

• Evaluate the depth and diversity of experience of our board;

• Expand and replace key skills and experience that support our strategies;

• Continue our record of gender and ethnic diversity; and

• Maintain a balanced mix of tenures.

Each newly appointed director follows a well-developed and comprehensive onboarding program, which, among other things, includes meetings with board members and senior company leaders and customer and facility tours, ensures directors become well-acclimated to the board in a timely manner.

The corporate governance committee also plans for the orderly succession of the Independent Lead Director and the chairs for the board's five committees, providing for their identification, development and transition of responsibilities.

Board Composition and Diversity

Bringing together informed directors with different perspectives, in a well-managed, transparent and constructive environment, fosters thoughtful and innovative decision making. We have a policy of encouraging a range of tenures on the board, to ensure both continuity and fresh perspectives among our director nominees. It is also our policy to include racial, ethnic and gender diversity on the board.

Our current director nominees possess a broad range of backgrounds and experiences and a balanced mix of diversity that enriches board discussions and deliberations:

• Four of our eleven independent director nominees are ethnically diverse;

• The majority of our independent director nominees are female; and

• The board exhibits a balanced mix of tenure, with an average director tenure of six years.

Diversity has been a core value of our board and the company for many years. We have had at least one female director and one ethnically diverse director on our board for each fiscal year since 1975. We are committed to maintaining the current diversity of the board and will look for opportunities to increase the diversity of the board where appropriate to enhance the overall skills, experiences and profile of the board. Consideration of the overall gender and ethnic diversity of the board is a significant factor in board succession planning and director recruitment. The search criteria and candidate pools for each new director appointment reflect the board's commitment to diversity. In keeping with these priorities and commitments, since 2018, we have added five new independent directors, all of whom are female and three of whom are ethnically diverse.

Board Skills, Qualifications and Experience

The director nominees possess the qualifications, skills and experiences necessary to successfully guide and oversee the company's long-term strategy and priorities. All of our directors have senior executive leadership experience leading large, complex organizations. These experiences are particularly important in evaluating key strategic decisions, setting priorities and critically evaluating performance to drive sustainable, long-term shareholder value. Importantly, many of our directors have backgrounds in consumer packaged goods, retail and other consumer-facing businesses that enable the board to guide management in a rapidly changing business, marketing and product innovation environment. The board also possesses significant financial and accounting expertise that ensures the critical evaluation of strategic actions, strong oversight of performance and shareholder value creation and careful attention to financial disclosures. Additionally, many directors have held international executive positions leading global businesses or segments. These directors provide helpful insights to board discussions as we continue to grow and expand our global operations. Board experience, governance and public policy skills are also key strengths of several of our directors and are important for the effective operation of the board and oversight of the company. While we consider deep and diverse experience to be a strength of the board, we consider the following skills and experiences to be particularly valuable in supporting the company's strategies and fulfilling the board's responsibilities:



SENIOR EXECUTIVE LEADERSHIP

We believe that directors who have served as CEOs or senior executives are in a position to challenge management and contribute practical insight into business strategy, operations and human capital management. Our directors provide sources of market intelligence, analysis and relationships that benefit the company.



GLOBAL EXPERIENCE

A significant portion of the company's growth depends on its success in markets outside the U.S. Directors with a global perspective help us make key strategic decisions in international markets.



INNOVATION

Innovation is a core focus for the company and is critical in helping us continue to develop and deploy successful products to meet the demands and preferences of our consumers.



INDUSTRY FOCUS

As a company that relies on the strengths of our branded products, we seek directors who are familiar with the consumer packaged goods and retail industries. These directors help guide the company in assessing trends and external forces in these industries.



GOVERNANCE EXPERTISE

A deep understanding of the board's duties and responsibilities enhances board effectiveness and ensures independent oversight that is aligned with shareholder interests.



HEALTH AND WELLNESS

A thorough understanding of the health and wellness trends among our consumers provides management and the board with insights into potential product enhancements and offerings.



ACCOUNTING AND FINANCIAL EXPERTISE

A strong understanding of accounting and finance is important for ensuring the integrity of our financial reporting and critically evaluating our performance. Our directors have significant accounting experience, corporate finance expertise and financial reporting backgrounds.



MARKETING/ E-COMMERCE EXPERIENCE

Organic sales growth is one of our key financial metrics and directors with marketing expertise provide important perspectives on developing new markets and growing current markets. Sales and marketing expertise in E-commerce and mobile platforms is also vital to our growth and success in these channels.



GOVERNMENT/PUBLIC POLICY EXPERTISE

Directors with governmental and policymaking experience play an increasingly important role on our board as our business becomes more heavily regulated and as our engagement with stakeholders continues to expand.

2022 Director Nominees



R. Kerry Clark

Age **70**
Independent Director Since **2009**

Committees
AUDIT, FINANCE (CHAIR)

Other Public Directorships
**ELEVANCE HEALTH, INC. (FORMERLY ANTHEM, INC.)
TEXTRON, INC. AVNET, INC. (2012–2019)**

R. Kerry Clark served as Chairman and Chief Executive Officer of Cardinal Health, Inc., a provider of health care products and services, until his retirement in 2009. Mr. Clark joined Cardinal Health in 2006 as President and Chief Executive Officer and became Chairman in 2007. Prior to that, Mr. Clark had been with The Procter & Gamble Company, a consumer products company, since 1974. There, he held various positions including President of P&G Asia; President, Global Market Development and Business Operations; and from 2004 to 2006, Vice Chairman of the Board.

Contributions to the Board

- As the former Chairman and Chief Executive Officer at Cardinal Health and Vice Chairman of Procter & Gamble Company's board, Mr. Clark brings business leadership and strategic planning skills, governance expertise and operating background to the board.

- With a strong background in consumer packaged goods and health care products, he brings to the board extensive experience in launching new products, brand-building, marketing and partnering with customers across sales channels.

- Mr. Clark also lends a global business perspective, developed through his leadership of global business operations at Procter & Gamble.

Key Skills, Qualifications and Experience

- **Senior Executive Leadership**

- **Industry Focus**

- **Global Experience**

- **Governance Expertise**

- **Health and Wellness**



David M. Cordani

Age **56**
Independent Director Since **2014**

Committees
AUDIT, COMPENSATION (CHAIR)

Other Public Directorships
CIGNA CORPORATION

David M. Cordani is Chairman and Chief Executive Officer of Cigna Corporation, a global health insurance and health services company. Mr. Cordani joined Cigna in 1991 and has held a variety of finance and operating positions, including Chief Financial Officer for Cigna HealthCare and President and Chief Operating Officer for Cigna Corporation. He was named Chief Executive Officer of Cigna Corporation in 2009 and Chairman in January 2022. Prior to joining Cigna, he held several senior staff positions at Coopers & Lybrand, an accounting firm.

Contributions to the Board

- From his tenure as Chairman and Chief Executive Officer of Cigna Corporation, Mr. Cordani is attuned to the challenges of operating and growing a consumer-facing, S&P 500 company in a highly regulated industry. Mr. Cordani brings current insights on business leadership, strategic planning and corporate governance.

- His career-long experience in the health services industry enables him to contribute insights on emerging health and wellness trends and their potential impact on businesses and consumers.

- Mr. Cordani's background as a certified public accountant and chief financial officer provides significant risk management and financial expertise to the board and audit committee. He is one of our audit committee financial experts.

Key Skills, Qualifications and Experience

- **Senior Executive Leadership**

- **Accounting and Financial Experience**

- **Governance Expertise**

- **Health and Wellness**

- **Government/Public Policy Expertise**



C. Kim Goodwin

Age **63**
Independent Director
Since **June 2022**

Committees
COMPENSATION, CORPORATE GOVERNANCE

Other Public Directorships
TJX COMPANIES, INC.
POPULAR, INC.



Jeffrey L. Harmening

Age **55**
Director Since **June 2017**

Other Public Directorships
THE TORO COMPANY

C. Kim Goodwin is an experienced financial services professional. Ms. Goodwin served as Managing Director and Head of Equities (Global) for the Asset Management Division of Credit Suisse Group AG from 2006 to 2008, and as Chief Investment Officer – Equities at State Street Research & Management Co., a money management firm, from 2002 to 2005. Since 2008, Ms. Goodwin has been a private investor, sitting on a number of public and private company boards.

Jeffrey L. Harmening is Chairman and Chief Executive Officer of General Mills, Inc. Mr. Harmening joined General Mills in 1994 and served in a variety of positions before becoming Vice President of Marketing for Cereal Partners Worldwide ("CPW"), the company's joint venture with Nestlé based in Switzerland, in 2003. Mr. Harmening served as Vice President and Senior Vice President of the Big G cereal division from 2007 to 2012, and Senior Vice President, Chief Executive Officer of CPW from 2012 to 2014. From 2014 to June 2016, he served as Executive Vice President, Chief Operating Officer, U.S. Retail. Mr. Harmening was appointed President and Chief Operating Officer of General Mills in July of 2016, Chief Executive Officer in June of 2017 and Chairman in January of 2018.

Contributions to the Board

- As a former investment executive at two global investment institutions, Ms. Goodwin provides valuable investor perspective on matters of company strategy, performance and corporate governance.
- Ms. Goodwin also brings significant financial and capital markets expertise to the board.
- Her significant public and private board service, including at the TJX Companies, Inc., strengthens the board's overall experience in areas of risk oversight and marketing and consumer insights.

Contributions to the Board

- With over 20 years of service at General Mills in a variety of senior leadership roles across several business categories, Mr. Harmening's deep knowledge of the company's business and the markets in which we operate position him well to serve as our Chairman and Chief Executive Officer.
- Prior to his appointment as Chief Executive Officer, Mr. Harmening served in a number of key management and operational roles in the company's North America Retail division.
- He also spent six years abroad focusing on our international operations, including two years as Chief Executive Officer of CPW.

Key Skills, Qualifications and Experience

 **Senior Executive Leadership**

 **Industry Focus**

 **Accounting and Financial Experience**

 **Global Experience**

 **Marketing/E-commerce Experience**

Key Skills, Qualifications and Experience

 **Senior Executive Leadership**

 **Industry Focus**

 **Global Experience**

 **Marketing/E-commerce Experience**

 **Health and Wellness**



Maria G. Henry

Age **56**
Independent Director Since **2016**

Committees
AUDIT (CHAIR), FINANCE



Jo Ann Jenkins

Age **64**
Independent Director Since
January 2020

Committees
CORPORATE GOVERNANCE, PUBLIC RESPONSIBILITY

Other Public Directorships
AVNET, INC.

Maria G. Henry has served as Executive Vice President and Senior Advisor of Kimberly-Clark Corporation since April 2022. She served as Chief Financial Officer of Kimberly-Clark Corporation from 2015 to April 2022. Prior to that, she was Executive Vice President and Chief Financial Officer of Hillshire Brands, formerly known as Sara Lee Corporation, from 2012 to 2014. Ms. Henry was the Chief Financial Officer of Sara Lee's North American Retail and Foodservice business from 2011 to 2012. Prior to Sara Lee, she held various senior leadership positions in finance and strategy in three portfolio companies of Clayton, Dubilier, and Rice, most recently as Executive Vice President and Chief Financial Officer of Culligan International. Ms. Henry also held senior finance roles in several technology companies, and she began her career at General Electric.

Jo Ann Jenkins has served as Chief Executive Officer of AARP, Inc., the nation's largest nonprofit organization serving Americans aged 50 and older, since 2014. From 2013 to 2014, Ms. Jenkins served as Executive Vice President and Chief Operating Officer of AARP, and from 2010 to 2013 as President of the AARP Foundation. Prior to joining AARP, Ms. Jenkins served at the Library of Congress as Chief Operating Officer and Chief of Staff. She has also held a variety of senior roles at the U.S. Department of Agriculture, the U.S. Department of Transportation and the U.S. Department of Housing and Urban Development.

Contributions to the Board

- Ms. Henry brings significant accounting, auditing and financial reporting expertise to the board and audit committee. She is one of our audit committee financial experts.
- As the former Chief Financial Officer of a global company who was directly responsible for finance, accounting, real estate and investor relations, Ms. Henry offers capital markets expertise and current insights on public company financial, governance and leadership matters.
- Ms. Henry's consumer products background and experience make her well-positioned to critically and thoughtfully review and guide company strategy.

Contributions to the Board

- As the Chief Executive Officer of AARP, Ms. Jenkins brings to the board a deep understanding of strategic management and innovative marketing from her experiences leading and transforming one of the nation's largest nonprofit organizations.
- Ms. Jenkins contributes valuable insights to the board on public policy, government affairs and community relations matters based on her senior leadership positions at the Library of Congress, U.S. Department of Agriculture, U.S. Department of Transportation and U.S. Department of Housing and Urban Development.
- Her public and private board service and advisory experiences deepen the board's overall governance expertise.

Key Skills, Qualifications and Experience

 **Senior Executive Leadership**

 **Industry Focus**

 **Accounting and Financial Experience**

 **Global Experience**

 **Governance Expertise**

Key Skills, Qualifications and Experience

 **Senior Executive Leadership**

 **Marketing/E-commerce Experience**

 **Innovation**

 **Governance Expertise**

 **Government/Public Policy Expertise**



Elizabeth C. Lempres

Age **61**
Independent Director Since **June 2019**

Committees
AUDIT, COMPENSATION

Other Public Directorships
**AXALTA COATING SYSTEMS LTD.
TRAEGER, INC.**

Elizabeth C. Lempres served as Senior Partner at McKinsey & Company, a management consulting firm, until her retirement in August 2017. Ms. Lempres joined McKinsey & Company in 1989 and held a variety of positions of increasing responsibility during her career including Senior Partner and Global Leader, Private Equity and Principal Investors from 2016 to 2017; and Senior Partner and Global Leader, Consumer Sector from 2010 to 2014. Prior to McKinsey & Company, she held positions in engineering-related fields at IBM and General Electric.

Contributions to the Board

- Ms. Lempres' extensive senior leadership experience advising international consumer goods companies on complex management and strategy matters provides unique perspective and expertise to the board's strategic planning process.

- As former Senior Partner and Global Leader of McKinsey's Consumer Sector, Ms. Lempres brings substantial global consulting experience in the consumer products and retail sectors to the board. Her experience leading teams across North America, Latin America, Europe, Asia and Africa also provides valuable perspective on the company's international markets and operations.

- Ms. Lempres' public company board experience, financial expertise and risk management skills are valuable assets to the board, the audit committee and the compensation committee.

Key Skills, Qualifications and Experience

- **Senior Executive Leadership**
- **Industry Focus**
- **Accounting and Financial Experience**
- **Global Experience**
- **Governance Expertise**



Diane L. Neal

Age **66**
Independent Director Since
November 2018

Committees
CORPORATE GOVERNANCE, PUBLIC RESPONSIBILITY

Diane L. Neal served as Chief Executive Officer of Sur La Table, Inc., a consumer-facing retail company, from 2014 until her retirement in January 2017. From 2012 to 2014, Ms. Neal served as an advisor to select retail companies including L Brands, Inc., the parent company of Bath & Body Works where she served as Chief Executive Officer from 2007 to 2011. Ms. Neal joined Bath & Body Works in 2006 as President and Chief Operating Officer. Ms. Neal served with Gap Inc. from 2004 to 2006, where she held the positions of President, Outlet Division and Senior Vice President, Merchandising, Outlet Division. Previously, she served at Target Corporation for more than 20 years in various executive and leadership roles, including President of Mervyn's from 2001 to 2004.

Contributions to the Board

- Ms. Neal's significant senior executive experience in consumer and retail facing businesses provides the board with valuable consumer and retail insights.

- As a senior executive for innovative and marketing-focused retail companies, Ms. Neal provides valuable perspectives on new and unique initiatives to meet evolving consumer needs and behaviors.

- Ms. Neal's public company board experience and corporate governance expertise strengthen our board and corporate governance committee discussions.

Key Skills, Qualifications and Experience

- **Senior Executive Leadership**
- **Industry Focus**
- **Innovation**
- **Governance Expertise**
- **Marketing/E-commerce Experience**



Steve Odland, Independent Lead Director

Age **63**
Independent Director Since **2004**

Committees
FINANCE, PUBLIC RESPONSIBILITY

Steve Odland is the President and Chief Executive Officer of The Conference Board. From 2013 to June of 2018, Mr. Odland was President and Chief Executive Officer of The Conference Board's public policy affiliate, the Committee for Economic Development. From 2011 to 2012, he was an Adjunct Professor in the graduate school of business at Lynn University and at Florida Atlantic University. Mr. Odland served as Chairman and Chief Executive Officer of Office Depot, Inc., an office merchandise retailer, from 2005 until 2010. From 2001 to 2005, he was Chairman and Chief Executive Officer of AutoZone, Inc., an auto parts retailer. Prior to that, he served as President and Chief Executive Officer of Tops Markets, Inc., a U.S. food retailer, from 1998 to 2000, and as President of the Foodservice Division of Sara Lee Bakery from 1997 to 1998. He was employed by The Quaker Oats Company from 1981 to 1996. Mr. Odland is also currently a Senior Advisor at Solomon Partners, and a CNBC contributor.

Contributions to the Board

- As our Independent Lead Director, Mr. Odland draws on his business leadership, corporate strategy and governance expertise to provide strong, independent board leadership and to ensure board effectiveness by fostering active discussion and collaboration among the independent directors and serving as an effective liaison with management.

- He provides valuable insights into food, consumer products marketing, brand-building, internet marketing and sales, food service and international management from his executive roles in the food industry at Tops Markets, Quaker Oats and Sara Lee.

- Mr. Odland also lends expertise on public policy, economics and corporate governance from his experience as President and Chief Executive Officer of The Conference Board.

Key Skills, Qualifications and Experience

 **Senior Executive Leadership**

 **Industry Focus**

 **Global Expertise**

 **Governance Expertise**

 **Marketing/E-commerce Experience**



Maria A. Sastre

Age **67**
Independent Director Since **June 2018**

Committees
COMPENSATION, CORPORATE GOVERNANCE (CHAIR)

Other Public Directorships
O'REILLY AUTOMOTIVE, INC.
KALERA AS

Maria A. Sastre served as President and Chief Operating Officer of Signature Flight Support Corporation, the world's largest network of fixed-base operations and support services for private and business aviation, from 2013 until her retirement in 2018. Ms. Sastre joined Signature Flight in 2010 as its Chief Operating Officer. From 2009 to 2010, she was President and Chief Executive Officer of Take Stock in Children, Inc., a Florida based non-profit that helps low-income youth escape the cycle of poverty through education. Ms. Sastre served with Royal Caribbean Cruises LTD from 2000 to 2008, where she held the positions of Vice President, International, Asia, Latin America & Caribbean and Vice President of Hotel Operations. Previously, she had held various executive and leadership roles at United Airlines, Inc., Continental Airlines, Inc. and Eastern Airlines, Inc.

Contributions to the Board

- Ms. Sastre's significant senior executive experience in consumer-facing businesses, together with over 20 years of public company board service at large retail grocery, restaurants and healthcare companies, provide the board with valuable consumer, food service and health and wellness insights.

- Her global management expertise overseeing operations and marketing initiatives in Asia and Latin America, as well as her international merger and acquisition work, deepens the board's global perspective and marketing expertise.

- Ms. Sastre has significant corporate governance and public company board experience, including service on audit, corporate governance and talent and compensation committees and chairing finance and talent and compensation committees.

Key Skills, Qualifications and Experience

 **Senior Executive Leadership**

 **Industry Focus**

 **Global Experience**

 **Governance Expertise**

 **Health and Wellness**



Eric D. Sprunk

Age **58**
Independent Director Since **June 2015**

Committees
AUDIT, PUBLIC RESPONSIBILITY (CHAIR)

Other Public Directorships
BOMBARDIER INC.

Eric D. Sprunk served as Chief Operating Officer of NIKE, Inc., an athletic footwear and apparel business, from 2013 until his retirement in April 2020. Mr. Sprunk joined NIKE in 1993, and held a variety of positions, including Regional General Manager of NIKE Europe Footwear from 1998 to 2000, Vice President & General Manager of the Americas from 2000 to 2001, Vice President of Global Footwear from 2001 to 2009 and Vice President of Merchandising and Product from 2009 to 2013. Prior to joining NIKE, Mr. Sprunk was a certified public accountant with the accounting firm Price-Waterhouse from 1987 to 1993.

Contributions to the Board

- As the former Chief Operating Officer at a global, brand-based consumer products company, Mr. Sprunk brings relevant marketing experience to the board, as well as operating expertise in key functions including manufacturing, sourcing, sales and procurement. His experience as Vice President of Merchandising and Product also provides the board with valuable perspectives on product innovation and development.

- His global and regional international management experiences at NIKE provide the board with a unique perspective on developing and marketing innovative products in consumer markets around the world.

- Mr. Sprunk is a certified public accountant who has worked in senior financial roles at NIKE and Price-Waterhouse, which provides valuable financial and accounting expertise. Mr. Sprunk is one of the audit committee's financial experts.

Key Skills, Qualifications and Experience

 **Senior Executive Leadership**

 **Accounting and Financial Expertise**

 **Global Experience**

 **Marketing/E-commerce Experience**

 **Innovation**



Jorge A. Uribe

Age **65**
Independent Director Since **2016**

Committees
COMPENSATION, PUBLIC RESPONSIBILITY

Other Public Directorships
**INGREDION INCORPORATED
GRUPO ARGOS AS**

Jorge A. Uribe served as Global Productivity and Organization Transformation Officer at The Procter & Gamble Company, a consumer products company, from 2012 until his retirement in 2015. Prior to 2012, Mr. Uribe served as Group President of Latin America at Procter & Gamble from 2004 to 2012, as Vice President, Marketing and Customer Business Development, Latin America from 2001 to 2004 and as Vice President, Venezuela and Andean Region from 1999 to 2001.

Contributions to the Board

- Mr. Uribe's international management background, including multi-regional and multi-country responsibility for operations throughout Latin America, together with his personal experience living and working outside the U.S., provides valuable perspective on the company's international markets and operations.

- As the former Global Productivity and Organization Transformation Officer of Procter & Gamble, Mr. Uribe brings first-hand experience in leading innovative organizational changes through efficiency improvement and cost management.

- The experiences developed throughout his career at Procter & Gamble deepen the board's overall consumer products, innovation and marketing expertise.

Key Skills, Qualifications and Experience

 **Senior Executive Leadership**

 **Industry Focus**

 **Global Experience**

 **Marketing/E-commerce Experience**

 **Innovation**

Corporate Governance

Corporate Governance Policies and Practices

Board Independence and Composition
- ✓ Independent and diverse board of directors
- ✓ Strong Independent Lead Director with authority to approve board meeting agendas
- ✓ Comprehensive director nomination and board refreshment process
- ✓ Executive sessions for independent directors at each board meeting

Active and Engaged Board
- ✓ Thoughtful management development and succession plans for the CEO and his direct reports
- ✓ Strong oversight of culture, human capital management and leadership development programs and strategies
- ✓ Active shareholder engagement program with regular updates to the board
- ✓ Substantive annual board and committee evaluations
- ✓ Board and committee agendas developed annually to address core responsibilities
- ✓ Enterprise risk management processes at board and committee levels
- ✓ Extensive oversight of sustainability and public policy issues impacting our business

Shareholder Rights
- ✓ Annual director elections based on a majority vote
- ✓ Proxy access by-law
- ✓ Board service policies limiting the number of public company boards on which our directors may serve

Our Board's Key Responsibilities

Our board is elected by the shareholders to oversee their interests in the long-term health and overall success of the company's business. In exercising its fiduciary duties, the board represents and acts on behalf of our shareholders and is committed to strong corporate governance, as reflected in our corporate governance principles (available on our website at **www.generalmills.com** in the Investors section).

The board's key responsibilities and priorities include:



Business Strategy — 1

Leadership Development, Culture and Human Capital Management — 2

Risk Management — 3

Sustainability and Social Responsibility — 4

Representing Shareholders — 5

1

Overseeing Business Strategy

The board's significant industry and management expertise is critical in shaping the company's business strategy. In a challenging and dynamic business environment, our directors are an important resource for thoughtful, candid and ongoing insights into strategic issues facing the company, including product portfolio development and innovation, strategic investments, acquisitions and divestitures, margin improvement and organizational design.

Board Responsibilities

- Guiding and overseeing corporate strategy is the board's primary focus, and the board's oversight of strategy development and its assessment of management's execution and progress against key priorities is deeply embedded in our annual board meeting calendar and agendas.

- The board dedicates time at each board meeting to review and discuss long-term strategic planning, including consideration of external business dynamics, emerging trends and risks and potential strategic alternatives. These discussions provide an opportunity for the board to constructively engage with management to review and advance corporate strategy.

- The board plays a significant role in overseeing the company's portfolio shaping. At each board meeting, the board receives an update on the company's portfolio shaping activities. The board provides independent strategic insights on the direction of the portfolio shaping processes and engages in robust discussions with management in connection with acquisitions and divestitures.

- The board critically reviews significant capital investments and cash returns to shareholders through share repurchase plans and dividend payments. These strategic actions and investments are reviewed and approved by the board following open and engaged discussions of the full board.

- As part of its oversight, the board reviews and discusses with management at each board meeting a set of detailed operating reports, including current financial performance versus plan. Focused discussions of key business issues, segment and business unit operations and strategic developments are also held at each board meeting.

- At each board meeting, the independent directors meet in executive session to discuss business and strategic matters. These meetings are led by our Independent Lead Director.

Board's Actions

ACCELERATE STRATEGY

The board worked closely with management to develop our Accelerate strategy. This strategy prioritizes the markets and platforms with the best prospects for profitable growth, provides a roadmap for reshaping our portfolio and guides investments in key capabilities. The board receives updates at each meeting to critically oversee and assess the company's execution of the Accelerate strategy to address challenges in the marketplace and drive future success.

THROUGHOUT THE COVID-19 PANDEMIC

Our directors have been a critical resource for management as the company assesses and addresses the strategic impacts of the economic uncertainty and turmoil caused by the COVID-19 pandemic. During the pandemic, the board has been focused on our actions to safeguard our people, set business plans, secure access to capital and prioritize investments.

ANNUAL AND ONGOING BUSINESS REVIEW

At the beginning of the year, the board formally reviews our annual and longer-term business plans, financial targets and plans for achieving those targets. The board monitors performance against the company's strategic objectives and financial targets throughout the year and helps ensure the integrity of our financial results.



Overseeing Leadership Development, Culture and Human Capital Management

Leadership Development and Talent Management

Recruiting, developing and engaging our workforce is critical to executing our strategy and achieving business success. The board oversees and is regularly updated on the company's leadership development and talent management strategies designed to recruit, develop and retain global business leaders who can drive financial and strategic growth objectives and build long-term shareholder value. The board formally reviews and discusses management development and succession plans for the Chief Executive Officer and his direct reports, including individual executive transitions. These reviews include an assessment of senior executives and their potential as successor to the Chief Executive Officer. To enhance the board's understanding of the company's talent pipeline, the board meets regularly with high-potential executives in formal and informal settings. The board has also adopted procedures to elect a successor in the event of the Chief Executive Officer's sudden incapacity or departure.

Beyond leadership development, our board is continuously focused on culture and human capital management priorities for promoting a safe, inclusive and respectful work environment, where employees across our entire workforce feel empowered to speak on issues important to them, inspired to act ethically and with integrity and raise concerns and encouraged to implement new and innovative ideas in the best interests of the business.

Culture and Employee Engagement

The board is keenly interested in ensuring that the company maintains and promotes a culture that fosters the values, behaviors and attributes necessary to advance the company's business strategy and purpose. The board receives regular updates on matters of employee culture and engagement.

Human Capital Management

The efficient production of high-quality products and successful execution of the Accelerate strategy requires a talented, skilled and engaged team of employees. The board receives regular updates on the development and progression of our senior leaders. More broadly, the board and the compensation committee provide oversight on culture and human capital management topics, including diversity and inclusion, pay equity, and recruiting and development of critical talent. The compensation committee further provides oversight of the company's talent acquisition strategies and career development practices to ensure they are successfully supporting the company's strategy and appropriately mitigating the risk of the loss or disengagement of critical talent.

Maintaining a safe and secure workplace for our employees is critical for our success. The board and the public responsibility committee oversee the company's human safety program. The public responsibility committee receives regular updates from key business leaders on human safety matters at the company and in our supply chain to ensure appropriate oversight of health and safety matters across our entire value chain. The board and our senior leaders believe that respect for human rights is fundamental to our purpose of making food the world loves and to our commitment to ethical business conduct.

Beyond the Boardroom: Understanding Our Culture

To enhance the board's understanding of the company's work environment and culture, the board regularly conducts meetings and schedules site visits at the company's food production facilities. The board also reviews critical feedback provided through regular employee culture surveys and receives updates on management's plans for addressing concerns or potential areas of improvement.

Diversity and Inclusion

Fostering a culture of inclusion and belonging strengthens our ability to recruit talent and allows all of our employees to thrive and succeed. We actively cultivate a culture that acknowledges, respects and values all dimensions of diversity – including gender, race, sexual orientation, ability, backgrounds and beliefs. The board receives regular updates on the company's diversity and inclusion initiatives and statistics and believes that diversity of input and perspectives is core to our business strategy. The compensation committee oversees the company's strategies, practices and performance related to the support and advancement of workplace diversity, equity and inclusion and is committed to ensuring we are recruiting, retaining, developing and advancing a workforce that reflects the diversity of the consumers we serve. This commitment starts with our company leadership where women represent 42% of our officer and director population, and 19% of these professionals are racially or ethnically diverse.

Fostering a culture of inclusion and belonging is strongly supported by the board and is embedded in our day-to-day ways of working through: Courageous Conversations, which bring the organization together to tackle difficult-to-address topics openly and candidly; an Allyship Framework, which supports our employees on their journey as allies with practical solutions for the workplace; Inclusion Contacts consisting of a library of topics used at the beginning of meetings to foster discussion, build empathy and increase understanding; and strong employee networks made available for our employee communities to have space to learn and grow.

Overseeing Risk Management

The full board is actively engaged in overseeing the company's risk management. The board exercises its risk oversight throughout the year, both at the full board level and through its standing committees, which are comprised solely of independent directors. While the board and its committees oversee key risk areas, company management is charged with the day-to-day management of risk. The company has robust internal processes and an effective internal control environment that facilitate the identification and management of risks and regular communication with the board. These processes include a robust enterprise risk management (ERM) program that is designed to identify and assess risks that may have a significant impact on our business, regular internal risk management meetings, a risk committee of senior management with ownership for strategic risks, operating risk owners with accountability for risk management activities, codes of conduct, a strong legal department and ethics and compliance office and a comprehensive internal and external audit process.

To ensure that the board fulfills its risk oversight role in a comprehensive and coordinated manner, the responsibility for overseeing specific aspects and areas of our risk management program is purposefully assigned to the full board and board committees.

Board

The board oversees risk management related to the entire corporate enterprise, as informed by management updates and by the work of board committees.

Committees

The committees oversee risks within their respective areas of accountability and report back to the board.

Management

Management provides regular updates to the board and committees regarding the company's risk exposures and mitigation effects.

- The **audit committee** has primary responsibility for reviewing and monitoring the company's ERM program, which is designed to identify, manage and mitigate critical risks. Management provides ERM updates to the audit committee throughout the year to assist the committee in ensuring that the company has a robust ERM program that is operating effectively. The audit committee's oversight of the company's ERM program includes a review of the process for identifying and vetting possible risks, a review of the list of ERM risks identified by management and a summary of actions and strategies to mitigate ERM risks. The chair of the audit committee provides the full board with regular reports on the ERM program. We continue to enhance our ERM program to ensure that key strategic risks are identified and considered by senior management and the board throughout the strategic planning process.

- The **audit, compensation, corporate governance, finance and public responsibility committees** are each responsible for overseeing risks consistent with the responsibilities of these committees. The board has mapped the list of ERM risks to the roles and objectives of the full board and board committees to ensure that all ERM risks are overseen by the board or the relevant committee. As new ERM risks are identified, the corporate governance committee makes a recommendation to the board on risk oversight responsibility for the new risks. The committee charters and agendas are updated and revised as necessary to clarify responsibility for overseeing specific risks. Each board committee reports to the full board on their particular risk oversight activities. The key responsibilities of each board committee are highlighted under Board Committees and Their Functions beginning on page 36.

- In addition to reviewing the ERM process and discussing key risks and mitigating activities, the **full board** discusses risks related to the company's annual financial plan at the beginning of each fiscal year, and risks related to business strategy during its strategic planning meetings. Throughout the year, the board continues to address these risks in follow-up discussions. The **full board** also encourages management to promote a corporate culture that integrates risk management into the company's corporate strategy and day-to-day business operations in a way that is consistent with the company's targeted risk profile.

We also conduct an annual risk assessment of the company's employee compensation policies and practices, including those that apply to our executive officers, to ensure that the policies and practices do not encourage excessive risk-taking in order to maximize compensation. The compensation committee oversees the process, and Frederic W. Cook & Co., Inc. ("FW Cook"), the independent compensation consultant, participates in identifying and assessing risk.

The company believes that the board's leadership structure, discussed in more detail beginning on page 34, supports the risk oversight function of the board by providing for open communication between management and the board and including all directors in the risk oversight process. In addition, strong independent directors chair each of the board's five committees, which provide in-depth focus on certain categories of risk.

Overseeing Sustainability and Global Impact

The board is focused on ensuring the company takes appropriate steps to address areas of risk and opportunity where the company has the greatest environmental and social impact. The board has made it a priority to ensure sustainability, environmental and regeneration considerations and goals are reflected at all levels of the company. The company has worked to create a robust sustainability culture and has built the oversight structure set forth below to ensure it remains a priority. We continue to refine and enhance our sustainability program and governance to ensure appropriate oversight and accountability. To that end, last year we reorganized our sustainability and philanthropy programs under a unified global impact team positioning us to better govern, execute and communicate our Force for Good strategy and impact. We also expanded our executive-level oversight of global impact matters by adding our Chief Strategy and Growth Officer; Chief Human Resources Officer; Group President, North America Retail and Chief Communications Officer to our Global Impact Governance Committee.

SEE PAGES 10-11 FOR SUSTAINABILITY AND GLOBAL IMPACT HIGHLIGHTS

Public Responsibility Committee

In 1971, General Mills was one of the first large public companies to form a public responsibility committee of the board. Today, the public responsibility committee is responsible for overseeing, among other things, the company's sustainability, environmental, climate and corporate social responsibility strategies, plans and objectives. The public responsibility committee receives regular updates from our Chief Sustainability and Global Impact officer on the company's environmental, climate and regenerative agriculture initiatives and monitors the company's progress against its global impact commitments.

Global Impact Governance Committee

The General Mills global impact governance committee, led by our Chairman and Chief Executive Officer, is responsible for our global responsibility programs. The purpose of the global impact governance committee is to establish, direct and oversee General Mills' position on matters of significance to the company and its stakeholders concerning corporate social responsibility, environmental, climate and sustainability issues and philanthropy. The Chairman and Chief Executive Officer convenes the global impact governance committee, which consists of the Chairman and Chief Executive Officer; Chief Financial Officer; Chief Supply Chain Officer; Chief Innovation, Technology and Quality Officer; Chief Strategy and Growth Officer; Chief Human Resources Officer; Group President, North American Retail; Chief Communications Officer and the General Counsel and Secretary, at least three times per year. Our Chief Sustainability and Global Impact Officer is secretary of the global impact governance committee and attends all meetings.

Global Impact Team

The company's Global Impact team is led by our Chief Sustainability and Global Impact Officer who stewards the company's sustainability, environmental, climate and regeneration work. The Chief Sustainability and Global Impact Officer reports to the Chief Strategy and Growth Officer and works closely with the Chief Supply Chain Officer and other key business leaders to develop, coordinate and execute programs to achieve company-wide sustainability targets.


Global Impact Governance Committee
CEO, Chairman of the Board
Chief Financial Officer
Chief Supply Chain Officer
Chief Innovation, Technology and Quality Officer
Chief Strategy and Growth Officer
Chief Human Resources Officer
Group President, North American Retail
Chief Communications Officer
General Counsel and Secretary
CEO, Chairman of the Board
Board of Directors' Public Responsibility Committee
Chief Strategy and Growth Officer
Chief Supply Chain Officer
VP, Chief Sustainability and Global Impact Officer
VP, Global Sourcing
VPs, Supply Chain

Representing Shareholders

One of the board's primary roles is to represent the company's shareholders. To fulfill this role, the board believes the company must maintain a strong year-round engagement program with its shareholders. To that end, the board has worked with management to develop a robust annual shareholder engagement program that includes management members from our investor relations, corporate governance, sustainability and executive compensation teams. As appropriate, our directors are also available to meet directly with shareholders. In most circumstances, our Independent Lead Director will serve as the board's representative for any board-level engagement with investors. Feedback from our engagements with investors is shared directly with the board and its committees.

Shareholder Engagement Program



ONGOING Investor relations and management team meetings with investors with feedback provided to the board

SUMMER
- Publish annual report and proxy statement
- Active outreach with top investors to discuss important items to be considered at Annual Meeting
- Annual Meeting

FALL
- Review results from the Annual Meeting
- Share investor feedback with board of directors and board committees
- Evaluate proxy season trends, corporate governance best practices, regulatory developments and our current practices

WINTER/SPRING
- Active outreach with top investors to discuss corporate governance, executive compensation, environmental and social matters and other areas of interest
- Share investor feedback with board of directors and board committees
- Board of directors considers investor feedback received throughout the year

Fiscal 2022 Shareholder Engagement

This year members of management and our Independent Lead Director engaged with many of our largest shareholders on a variety of environmental, social and governance topics, including our board leadership structure, sustainability initiatives, regenerative agriculture program and racial equity.

MEETINGS Members of management and the board met with holders representing approximately **53%** of our outstanding shares and **67%** of our institutional ownership.

OUTREACH Our management team sought input from holders representing approximately **56%** of our outstanding shares and **72%** of our institutional ownership.

Board Leadership Structure

Strong independent board leadership is essential to the effective operation of the board and to enable the board to fulfill its responsibilities. Our independent directors choose the board leadership structure that in their judgment best serves the interests of the company and its shareholders. Having the ongoing flexibility and discretion to determine whether the same individual should serve as both Chief Executive Officer and Chairman, or whether the roles should be separated, is critical for allowing the independent directors to determine the leadership structure best for the company and its shareholders at any given point in time. The Corporate Governance Committee and full board review our board leadership structure on an annual basis in connection with the appointment of the Independent Lead Director. This review includes a discussion on the effectiveness of the current board leadership structure, the qualifications and experiences of the Chairman and Independent Lead Director and board and shareholder feedback on the structure. The independent directors believe that our current board leadership structure is optimal for the company at this time and continues to deliver strong performance and robust independent board oversight.

Mr. Harmening serves as the company's Chairman and Chief Executive Officer, providing the organization with clear, consistent leadership, strategic vision and management accountability. Mr. Harmening has more than 20 years of leadership experience with General Mills and possesses a deep understanding of the company's businesses and markets. As Chairman and Chief Executive Officer, Mr. Harmening is in the best position to apply his experience and expertise in assessing industry dynamics and guiding the board's discussions of strategy and business performance.

Mr. Odland serves as the board's Independent Lead Director, providing leadership for the independent directors and ensuring independent oversight of management and the affairs of the company. The board's current leadership structure was unanimously adopted and approved by the board's independent directors.

The board believes that the critical oversight provided by an independent board and strong Independent Lead Director, combined with the organizational leadership of the Chairman and Chief Executive Officer, best serves the interests of the company and its shareholders. This arrangement creates an environment in which the board works collaboratively with management, while ensuring that the independent directors can effectively oversee performance and hold senior leaders accountable. In recognition of the large, complex and global nature of our business, the board recognizes that a combined Chairman and Chief Executive Officer provides clear leadership and accountability throughout the organization and best ensures alignment between the board and management on issues of strategy, priorities and accountability.

CURRENT LEADERSHIP STRUCTURE



Jeffrey L. Harmening

Chairman and Chief Executive Officer



Steve Odland

Independent Lead Director

Independent Committee Chairs



Maria G. Henry

Chair, Audit Committee



David M. Cordani

Chair, Compensation Committee



Maria A. Sastre

Chair, Corporate Governance Committee



R. Kerry Clark

Chair, Finance Committee



Eric D. Sprunk

Chair, Public Responsibility Committee

Independent Lead Director

At any time when the board determines that the same individual should hold the positions of Chairman and Chief Executive Officer, and at any time when the Chairman is not independent, the independent directors elect an Independent Lead Director. The board recognizes the importance of appointing an Independent Lead Director to maintain a strong independent board leadership structure that functions collaboratively with management, while maintaining independent oversight. Therefore, the position of Independent Lead Director comes with a clear mandate and significant authority and responsibilities.

Considerations in Selecting Lead Director

Mr. Odland has served as the Independent Lead Director since September 2019. Mr. Odland's service as the board's Independent Lead Director has provided leadership for the independent directors and ensured independent oversight of management and the affairs of the company.

Mr. Odland draws on his business leadership, corporate strategic planning and governance expertise to provide strong, independent board leadership and to ensure board effectiveness by fostering active discussion and collaboration among the independent directors on the board and serving as an effective liaison with management. During his tenure, the board and management team have delivered strong results for our shareholders, developed and executed on our Accelerate strategy, reshaped our portfolio and organization, continued to enhance the company's environmental, social, governance and executive compensation practices and processes, and strengthened the board's oversight of critical strategic operating issues.

Our Independent Lead Director is elected by the independent directors to serve for a three-year term, which may be extended by one-year under certain circumstances. The appointment is ratified annually.

Primary Responsibilities of the Independent Lead Director

- Reviews and approves board agendas with the Chairman;
- Presides at all board meetings at which the Chairman is not present, including executive sessions of the independent directors (held at each board meeting), and informs the Chairman of issues considered and decisions reached during those sessions;
- Facilitates effective and candid board discussions and communications to optimize board performance;
- Meets regularly with the Chairman, serves as a liaison between the Chairman and the independent directors, and helps facilitate communications between the board and senior management;
- Leads the board in setting forth and enforcing its expectations of ethical standards at the board and senior leadership levels;
- Interviews each independent director separately as part of the annual board evaluation process;
- Advises the Chairman of the board's informational needs and provides guidance on the types of information sent to the board;
- Calls meetings of the independent directors, as needed, and sets agendas for executive sessions; and
- Serves as a board representative for consultation and direct communication with major shareholders when appropriate.

Board Committees and Their Functions

The board has five standing committees that are each composed entirely of independent directors. A copy of each committee's charter may be found on our website at **www.generalmills.com** in the Investors section under "Corporate Governance." Assignments are rotated periodically to ensure that each committee has an appropriate mix of tenure and experience.

Audit Committee

Members:
Maria G. Henry (Chair)
R. Kerry Clark
David M. Cordani
Elizabeth C. Lempres
Eric D. Sprunk

Number of meetings in fiscal 2022: **Seven**

Functions:
- Oversees integrity, adequacy and effectiveness of internal control, audit and financial reporting processes;
- Assesses and ensures the independence, qualifications and performance of our independent registered public accounting firm, selects the independent registered public accounting firm for the annual audit and approves the independent registered public accounting firm's services and fees;
- Meets with the independent registered public accounting firm, without management present, to consult with it and review the scope of its audit;
- Oversees the company's ethics and compliance program to ensure compliance with applicable laws, corporate policies and the company's Employee Code of Conduct;
- Reviews and discusses with management the company's annual risk assessment and the enterprise risk management program for identifying, assessing and managing key strategic and operational risks;
- Reviews and approves our annual audited financial statements before issuance, subject to the board of directors' approval;
- Reviews and discusses with management the Audit Committee Report and recommends its inclusion in the proxy statement; and
- Reviews the performance of the internal audit function.

Financial Experts:
The board of directors has unanimously determined that (i) all audit committee members are financially literate under the NYSE listing standards and (ii) Ms. Henry, Mr. Clark, Mr. Cordani and Mr. Sprunk qualify as "audit committee financial experts" within the meaning of SEC regulations and have accounting or related financial management expertise as required by the NYSE listing standards. Each member also met the independence standards for audit committee membership under the rules of the SEC during fiscal 2022.

Compensation Committee

Members:
David M. Cordani (Chair)
C. Kim Goodwin
Elizabeth C. Lempres
Maria A. Sastre
Jorge A. Uribe

Number of meetings in fiscal 2022: **Four**

Functions:
- Reviews compensation policies for executive officers and employees to ensure they align with our compensation philosophy and provide appropriate motivation for company performance and increased shareholder value;
- Reviews our culture, talent management and diversity, equity and inclusion policies and practices to ensure that they are appropriately designed to engage and inspire our teams;

- Conducts performance reviews of the Chief Executive Officer;
- Recommends compensation and equity awards for the Chief Executive Officer and approves them for other executive officers;
- Recommends the compensation and equity awards for the independent directors;
- Reviews and discusses with management an annual risk assessment of the compensation policies for executive officers and employees; and
- Reviews and discusses with management the Compensation Committee Report and recommends its inclusion in the proxy statement.

Each member met the independence standards for compensation committee membership under the listing standards of the NYSE during fiscal 2022.

Corporate Governance Committee

Members:

Maria A. Sastre (Chair)
C. Kim Goodwin
Jo Ann Jenkins
Diane L. Neal

Number of meetings in fiscal 2022: **Four**

Functions:
- Monitors and recommends changes in the organization and procedures of the board, including committee appointments and corporate governance policies;
- Develops policy on composition, participation and size of the board as well as tenure and retirement of directors;
- Recommends candidates for election to the board and evaluates continuing service of incumbent directors;
- Oversees the annual board self-evaluation process; and
- Reviews and approves transactions between General Mills and related persons.

Finance Committee

Members:

R. Kerry Clark (Chair)
Maria G. Henry
Steve Odland

Number of meetings in fiscal 2022: **Four**

Functions:
- Reviews financial policies and objectives, including capital allocation and dividend policy;
- Reviews changes in our capital structure, including debt issuances, common stock sales, share repurchases and stock splits;
- Reviews significant capital investments, acquisitions and divestitures;
- Reviews the annual business plan and related financing implications; and
- Reviews financial risk management strategies, including the use of derivatives.

Public Responsibility Committee

Members:

Eric D. Sprunk (Chair)
Jo Ann Jenkins
Diane L. Neal
Steve Odland
Jorge A. Uribe

Number of meetings in fiscal 2022: **Three**

Functions:

- Reviews policies and procedures related to food and human safety;

- Oversees public policy issues affecting General Mills, including nutrition, marketing and advertising;

- Monitors our corporate social responsibility, sustainability, environmental and climate strategies, plans and objectives;

- Evaluates our relationships with external constituencies and stakeholders, and oversees the reputation and standing of our corporate brand;

- Reviews our policies governing political contributions and our record of contributions; and

- Monitors our charitable giving and volunteer work.

Director Attendance

Directors are expected to attend all board and committee meetings, as well as the annual meetings of shareholders, absent exigent circumstances. All of our directors in office at the time attended the 2021 Annual Meeting of Shareholders. During fiscal 2022, the board of directors met 6 times and various committees of the board met a total of 22 times. All directors attended at least 75% of the aggregate total meetings of the board and board committees on which they served during fiscal 2022.

Annual Board and Committee Evaluation Process

The board recognizes that a robust and constructive evaluation process is an essential part of good corporate governance and board effectiveness. The evaluation processes utilized by the board are designed to assess board and committee effectiveness as well as individual director performance and contribution levels. The corporate governance committee considers the results of the annual evaluations in connection with its review of director nominees to ensure the board continues to operate effectively. The evaluation results are also used to provide feedback to individual directors. In keeping with our robust evaluation process, in fiscal 2022, in addition to written board and committee evaluations, the board utilized the services of a third-party corporate governance expert to conduct individual director interviews. These interviews yielded valuable information for the Chairman, Independent Lead Director and corporate governance committee to consider during the board evaluation process and on a go-forward basis to enhance board effectiveness.

Board Evaluations

Performed By	Frequency	Process	Results
All Directors	Annual	**Board Questionnaire**: Board members complete written board self-evaluations which: (a) provide for quantitative ratings of key board priorities and the operation of the board and (b) seek subjective feedback on areas for improvement.	• The Chairman, Independent Lead Director and corporate governance committee chair review and discuss the results. • The Governance Chair, Board Chair and Independent Lead Director reviews a summary of the results with the full board, and enhancements are implemented as appropriate. • For third-party reviews, the Chairman, Independent Lead Director and corporate governance committee chair review and discuss the results with the independent consultant to identify feedback to the board on how it can enhance its effectiveness. • The corporate governance committee reviews any concerns or issues regarding individual director performance and takes appropriate action as necessary.
Senior Management	Annual	**Management Survey**: Management Members of senior management who regularly interact with the board and/or its committees complete a written survey to provide input and perspective on the operation of the board.	
All Directors	Annual (except if independent consultant is used)	**Board Interviews**: The Independent Lead Director interviews each board member to elicit additional in-depth feedback on board and individual director performance that is not always available through the written evaluations.	
All Directors	Every 3-4 years	**Consultant interviews**: A third-party governance expert conducts in-depth interviews with each director. The use of a third-party facilitator provides an outside perspective on board culture and individual director performance.	

Committee Evaluations

Performed By	Frequency	Process	Results
All Members of Each Committee	Annual	Committee members complete committee self-evaluations which: (a) provide for quantitative ratings of each board committee and (b) seek subjective feedback on areas for committee improvement.	• The Chairman, Independent Lead Director and corporate governance committee chair review and discuss the results and take appropriate action if necessary. • Each committee discusses the results and enhancements are implemented as appropriate. • The committee chairs present the results to the full board for its consideration and discussion.

Board Independence and Related Person Transactions

Director Independence Determination

The cornerstone of our corporate governance program is an independent and qualified board of directors. The board has established guidelines consistent with the current listing standards of the NYSE for determining director independence. You can find these guidelines in our corporate governance principles, which are posted on our website at **www.generalmills.com** in the Investors section.

Director affiliations are regularly reviewed to ensure there are no relationships that might impair a director's independence. Transactions reviewed but deemed not to impair independence include: premiums for pharmacy benefit management services and related products paid by the company to Express Scripts, a subsidiary of Cigna Corporation, and company debt securities held by Cigna Corporation, where Mr. Cordani serves as Chairman and Chief Executive Officer. The board determined that these transactions were conducted in the ordinary course of our business, were not required to be disclosed under NYSE listing standards, and given the nature and amount of payments involved, did not create a material relationship that would impair either director's independence.

Based on this review, the board has affirmatively determined that all non-employee directors are independent under our guidelines and as defined by NYSE listing standards.

Related Person Transaction Policy and Process

Our board of directors has adopted a written policy for reviewing and approving transactions between the company and its related persons, including directors, director nominees, executive officers, 5% shareholders and their immediate family members or affiliates. The policy applies to all financial transactions, arrangements or relationships in which:

- The company, or one of its affiliates, is a participant; and
- A related person could have a direct or indirect material interest.

The policy does not apply to certain compensation payments that have been approved by the compensation committee or disclosed in the Proxy Statement, transactions that are available to all other shareholders or employees on the same terms or transactions with an entity where the related person's interest is only as a director or a less than 10% owner.

The board has delegated to our corporate governance committee the authority to review related person transactions. The corporate governance committee will only approve those transactions that are determined to be consistent with the best interests of the company and its shareholders, and that comply with applicable policies, codes of conduct and legal restrictions.

Codes of Conduct for Directors and Employees

We have adopted a code of conduct applicable to all employees, including our principal executive officer, principal financial officer and principal accounting officer, and a code of conduct applicable to our directors. The codes of conduct promote a company culture based on ethical behavior, integrity and responsibility. They are available on our website at **www.generalmills.com** in the Responsibility section under "Ethics and Integrity" and the Investor section under "Corporate Governance."

The audit committee of the board of directors has established procedures for employees, shareholders, vendors and others to communicate concerns about our ethical conduct or business practices, including accounting, internal controls or financial reporting issues, to the audit committee, which has responsibility for these matters.

Shareholder Director Nominations

The corporate governance committee is responsible for recommending candidates for election to our board of directors. For more information on overall board-composition guidelines and selection criteria for individual directors, see Proposal Number 1 – Election of Directors beginning on page 16.

Shareholder Recommendations

The corporate governance committee will consider and evaluate shareholder-recommended candidates by applying the same criteria used to evaluate director-recommended candidates. If the corporate governance committee decides the candidate is suitable for board membership, the corporate governance committee will make a recommendation to the board of directors for its approval to include the candidate in the slate of directors nominated for election by shareholders in the Proxy Statement. During fiscal 2022, we received no director recommendations from our shareholders.

Shareholders who wish to suggest a candidate for our board of directors may submit a written recommendation to the Board of Directors, c/o Corporate Secretary, General Mills, Inc., P.O. Box 1113, Minneapolis, Minnesota 55440, along with the shareholder's name, address and the number of General Mills shares beneficially owned; the name of the candidate being recommended and the number of General Mills shares beneficially owned by the candidate; the candidate's biographical information describing experience and qualifications; a description of all agreements, arrangements or understandings between the shareholder and candidate being recommended; and the candidate's consent to serve as a director, if elected. The corporate governance committee may request that the shareholder provide certain additional information. For the board to consider a candidate for nomination at the 2023 Annual Meeting, shareholders must submit the required information to the Corporate Secretary by the close of business on April 10, 2023.

Shareholder Nominations – Advance Notice

Under our by-laws, shareholders may also nominate a candidate for election at an annual meeting of shareholders. Our annual meeting typically will be held on the third or fourth Tuesday in September. Shareholders who intend to present a nomination at our 2023 Annual Meeting are required to notify the Corporate Secretary in writing and provide the information described in our by-laws no earlier than the close of business on May 30, 2023, and no later than the close of business on June 29, 2023. Director nominees submitted through this process will be eligible for election at the 2023 Annual Meeting, but will not be included in proxy materials sent to shareholders prior to the meeting.

To comply with the universal proxy rules, no later than July 31, 2023, shareholders who intend to solicit proxies in support of nominees other than the company's nominees must provide notice that sets forth the information about the shareholder nominees as required by Rule 14a-19 under the Securities Exchange Act of 1934.

Shareholder Nominations – Proxy Access

Under our by-laws, a shareholder, or a group of up to 20 shareholders, that has continuously owned for three years at least 3% of our outstanding common stock, generally may nominate and include in our proxy materials up to the greater of two directors or 20% of the number of directors in office as of the deadline for proxy access nominations. Shareholder(s) and nominee(s) must satisfy the requirements specified in the by-laws. For eligible shareholders to include in our proxy materials nominees for the 2023 Annual Meeting, proxy access nomination notices must be received by the Corporate Secretary no earlier than the close of business on March 10, 2023 and no later than the close of business on April 10, 2023. The notice must contain the information required by the by-laws. Our by-laws may be found on our website located at **www.generalmills.com** in the "Investors" section under "Corporate Governance."

Communications with the Board

The board of directors welcomes comments and questions. Interested parties may directly contact any of our directors, any committee of the board, the board's independent directors as a group, the Independent Lead Director or the board generally, by writing to them at General Mills, Inc., P.O. Box 1113, Minneapolis, Minnesota 55440 or via e-mail at **boardofdirectors@genmills.com**. The board of directors has instructed the Corporate Secretary to distribute communications to the director or directors, after ascertaining whether the communications are appropriate to duties and responsibilities of the board. The board has requested that the Corporate Secretary not forward the following types of communications: general surveys and mailings to solicit business or advertise products; job applications or resumes; product inquiries or complaints; new product suggestions; or any material that is threatening, illegal or that does not relate to the responsibilities of the board.

Director Compensation

We structure director compensation to attract and retain qualified independent directors and to further align the interests of directors with the interests of shareholders. The compensation committee annually reviews surveys of independent director compensation trends and a competitive analysis of peer company practices prepared by the independent compensation consultant. The committee makes recommendations to the board of directors on compensation for our independent directors, including their retainers and annual equity awards. Each component of director compensation is described in this section.

Elements of Compensation

In fiscal 2022, independent directors each received an annual retainer of $90,000, an increase of $15,000 from fiscal 2021. The Independent Lead Director received an additional $30,000. The chair of the audit committee and the chair of the compensation committee received an additional $25,000, an increase of $5,000 from fiscal 2021, chairs of the other committees received an additional $20,000, an increase of $5,000 from fiscal 2021, and other audit committee members received an additional $5,000. Following a review of director compensation levels in our compensation peer group led by FW Cook, the compensation committee's independent compensation consultant, the board approved the fiscal 2022 retainer increases to keep our independent director compensation market competitive. This was the first increase in non-employee director pay since fiscal 2016. We do not pay any additional fees for attending or chairing a meeting. We pay annual retainers in quarterly installments. Directors can elect to have their retainers paid in cash or common stock.

Each independent director receives approximately $180,000 in restricted stock units ("RSUs") upon attending his or her first board meeting and upon each reelection. The number of RSUs is determined based on the closing price of our common stock on the NYSE on the date of the grant. The RSUs generally vest at the next annual meeting of shareholders. Directors who leave the board prior to vesting forfeit their RSUs. In the event an active director dies, his or her RSUs fully vest. RSUs earn amounts equivalent to the regular dividend payments on our common stock. Dividend equivalents will be paid only to the extent the underlying RSUs vest.

F22 NON-EMPLOYEE DIRECTOR COMPENSATION



33%
$90,000
Annual
Retainers



67%
$180,000
Restricted
Stock Units

F22 ADDITIONAL ANNUAL CASH RETAINERS

Independent Lead Director		$30,000

Committees	Chair	Member
Audit	$25,000	$5,000
Compensation	$25,000	
Corporate Governance	$20,000	
Finance	$20,000	
Public Responsibility	$20,000	

Deferred Compensation

- Independent directors may defer their annual retainers and RSUs.
- Deferred cash accounts earn a monthly rate of return that tracks the investment return achieved under their selected investment funds, most of which are offered to participants in our 401(k) Plan. One of these funds tracks the return on our common stock, which further aligns directors' interests with those of our shareholders. The value of deferred retainers paid in shares of our common stock and deferred restricted stock units also tracks our common stock performance.
- Earnings credited are not above-market or preferential.

Director Compensation for Fiscal 2022

The fiscal 2022 compensation of our independent directors is shown in the following table.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Total ($)
R. Kerry Clark	110,000	180,007	290,007
David M Cordani	115,000	180,007	295,007
Roger W. Ferguson, Jr[3]	22,500	—	22,500
Maria Henry	110,000	180,007	290,007
Jo Ann Jenkins	86,250	180,007	266,257
Elizabeth Lempres	91,250	180,007	271,257
Diane Neal	86,250	180,007	266,257
Steve Odland	116,250	180,007	296,257
Maria Sastre	101,250	180,007	281,257
Eric D. Sprunk	110,000	180,007	290,007
Jorge Uribe	86,250	180,007	266,257

[1] Includes the annual retainer for each director and additional fees for directors who serve as the Independent Lead Director, chair a committee or who serve on the audit committee. Retainers were paid in cash, except Mr. Cordani, Ms. Henry and Mr. Uribe who each received their entire retainer in common stock (1,781, 1,704 and 1,335 shares respectively). Shares issued in lieu of a cash retainer were valued at the closing sales price of our common stock on the NYSE on the quarterly retainer payment dates.

[2] Includes the grant date fair value for 3,034 RSUs granted to each director upon reelection in fiscal 2022, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). The grant date fair value is based on $59.33 per share, the closing price of our common stock on the NYSE on the grant date, September 28, 2021.

At fiscal year-end, each independent director had 3,034 unvested RSUs.

[3] Mr. Ferguson served on the board until September 28, 2021, but did not stand for re-election at the company's 2021 Annual meeting of Shareholders.

Approval of the 2022 Stock Compensation Plan

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE GENERAL MILLS, INC. 2022 STOCK COMPENSATION PLAN.**

Overview

Shareholders are asked to vote to approve the General Mills, Inc. 2022 Stock Compensation Plan (the "2022 Plan").

The 2022 Plan is part of a compensation program that:

- Attracts and retains (a) management talent capable of achieving superior business results, and (b) qualified individuals to serve on the company's board; and
- Aligns the interests of company managers and non-employee directors with those of shareholders by linking a portion of their compensation directly to increases in shareholder value.

The 2022 Plan will replace the General Mills, Inc. 2017 Stock Compensation Plan (the "2017 Plan"), which was approved by shareholders at the annual meeting held on September 26, 2017. If shareholders approve the 2022 Plan, it will become effective on September 27, 2022 (the "Effective Date"). Assuming approval of the 2022 Plan, as of the Effective Date, and subject to changes in capitalization as well as the 2022 Plan's share counting rules, a total of 35,000,000 shares of company common stock ("Common Stock") (or about 5.9% of our outstanding shares as of July 29, 2022) will be available for awards to be granted under the 2022 Plan. 18,043,828 shares that were available for awards to be granted under the 2017 Plan as of July 29, 2022 will be forfeited for future issuance and no further awards will be granted under the 2017 Plan after the Effective Date.

Awards granted between July 29, 2022 and the Effective Date are expected to be minimal. However, for the avoidance of doubt, if shareholders approve the 2022 Plan, grants made from the 2017 Plan between July 29, 2022 and the Effective date will be deducted from the 2022 Plan, less one share that was subject to a stock option or stock appreciation right (SAR) and less one share for every one share that was subject to an award other than a stock option or SAR (a "Full Value Award") granted under the 2017 Plan. If the 2022 Plan is not approved by shareholders, awards granted will be deducted from the 2017 Plan per the 2017 Plan's share counting rules.

The company has long had an ownership culture in which its officers and non-employee directors are required to build and hold significant amounts of General Mills stock over the course of their careers, thereby aligning their interests with shareholders. Minimum ownership requirements are ten times annual salary for our CEO, five times annual salary for members of the CEO's senior leadership team and three times annual salary for other corporate officers. Actual stock ownership by senior officers is typically much higher than these ownership requirements. Additionally, we require that non-employee directors keep all of the shares they receive as compensation until they own shares equal in market value to at least five-times their annual retainer, excluding any fees for serving as Independent Lead Director, chairing a committee, or serving on the audit committee.

As part of our Compensation Committee's recommendation to the Board to approve the 2022 Plan, the Compensation Committee considered advice from its independent compensation consultant, FW Cook. Our equity compensation program aligns the interests of our management-level employees, officers and directors with those of our shareholders. In furtherance of this objective, our Compensation Committee considers two key metrics when approving equity grants: "historical run rate" and "overhang."

• *Historical Run Rate*. Our historical run rate is equal to the number of shares subject to equity awards granted during a period, assuming the target payout for performance shares, in proportion to our outstanding shares. Our run rate at the end of each of the last three fiscal years was 0.6% for fiscal 2022, 0.5% for fiscal 2021, and 0.7% for fiscal 2020. Our three-year average run rate for fiscal years 2020 through 2022 was 0.6%.

• *Fully Diluted Overhang*. Our fully diluted overhang is the number of shares subject to equity awards outstanding as of July 29, 2022 plus the number of shares available for future grants in proportion to shares subject to equity awards outstanding as of July 29, 2022 plus the number of shares available for future grants plus our shares outstanding as of July 29, 2022. If the 2022 Plan is approved, our approximate fully diluted overhang as of July 29, 2022 would increase to 8.5% and then will decline over time.

The following table shows certain information about all outstanding equity awards from previously approved stock plans as of July 29, 2022:

Number of shares that were authorized for future grant under previously approved stock plans[1]	18,043,828
Number of Full Value awards outstanding	4,921,186
Number of stock options or SARs outstanding	15,152,648
Weighted average remaining term of outstanding options/SARs	5.74 years
Weighted average exercise price of outstanding options/SARs	$56.89

[1] The only equity plan under which we can grant equity awards is the 2017 Plan. Stock options and SARs awarded reduced the number of shares available for awards by one share for every one share granted. Full Value Awards reduced the number of shares available for awards by one share for every one share delivered, up to 33 percent of the total number of shares available; beyond that, Full Value Awards reduced the number of shares available for awards by six shares for every one share delivered. No further awards will be granted under the 2017 Plan after the Effective Date. The share reserve under the 2022 Plan will be reduced by one share for every one share that was subject to a stock option or SAR granted under the 2017 Plan after July 29, 2022, and prior to the Effective Date, and less one share for every one share that was subject to a Full Value Award granted under the 2017 Plan after July 29, 2022, and prior to the Effective Date.

Best Practices

The 2022 Plan reflects best practices in equity compensation and corporate governance. Highlights from the 2022 Plan are as follows:

- If approved, the 2022 Plan will provide a share reserve of 35,000,000 (or about 5.9% of our outstanding shares as of July 29, 2022) to be made available for grants of awards. The company expects the shares requested under the 2022 Plan to fund stock grants for at least the next 5 years. The actual amount of time will vary depending on a number of factors, including changes in employee headcount, equity award type mix, future forfeitures and cancellations, future acquisitions, and the company's stock price. The number of shares requested reflects the company's intent to maintain its judicious use of equity compensation share usage throughout the term of the 2022 Plan.

- The 2022 Plan limits the issuance of Full Value awards (i.e., Performance Share Units, Performance Units, Restricted Stock, Restricted Stock Units and Unrestricted Stock settled in shares of Common Stock) to 50% of the requested pool of shares. Any Full Value award above this limit decreases the number of authorized shares by 5 shares for each share granted.

- The 2022 Plan provides for performance awards. The Compensation Committee may issue performance awards that vest upon the accomplishment of performance goals over one year or multiple years. Applicable performance goals and performance periods will be established by the Compensation Committee. Performance awards may be denominated in shares of Common Stock or notionally represented by a monetary value.

- Upon a change of control of the company, there is no automatic acceleration of equity awards (no "single trigger"). The 2022 Plan provides for double trigger change of control vesting. The change of control must have been consummated, and the employee participant must have been involuntarily terminated other than for cause, death or disability, or must have voluntarily terminated with good reason within two years of the change of control. For non-employee director participants, a change of control must have been consummated, and the non-employee director participant must have resigned at the company or shareholders' request or otherwise been replaced, removed, or dismissed from the board.

- Awards issued to officers of the company under the 2022 Plan are subject to the company's clawback policy. If the company must restate its financial results, and an officer's actions or omissions are a significant contributing factor to the cause of the restatement, then the compensation committee may use its discretion to adjust the officer's future compensation, cancel outstanding awards or require repayment of gains realized during a period when inaccurate financial results were publicly reported without correction.

- The 2022 Plan incorporates a broad range of other compensation and governance practices to protect shareholders' interests, such as no discounted options or SARs; prohibition on repricing without shareholder approval; no cash buyouts of stock options or SARs with exercise prices below fair market value; no reload options or loans to pay for awards; dividends or dividend equivalents on restricted stock and restricted stock units (including Performance Share Units, but excluding Performance Units) are payable only at vesting of the underlying awards; no dividend or dividend equivalent rights on options or SARs; no transfer of awards for consideration to third parties; and restrictive share counting provisions that prohibit "liberal share recycling".

Summary of Material Features of the 2022 Plan

The summary of the material features of the 2022 Plan that follows is subject to the full text of the 2022 Plan that is contained in Appendix B to this Proxy Statement.

Plan Term:	September 27, 2022 through September 30, 2032, or such earlier date as determined by the board or the Compensation Committee (the "Committee"), whichever occurs first.
Eligible Participants:	Only employees of General Mills and its subsidiaries and affiliates ("Employee Participants") and non-employee directors of General Mills ("Non-Employee Director Participants") are eligible to receive awards under the 2022 Plan. The Committee determines which employees are eligible to participate. The primary recipients of awards under the 2022 Plan will be our non-employee directors, officers, other key employees and managers. As of May 29, 2022, there were 10 non-employee directors and approximately 32,500 full and part-time employees of General Mills and its subsidiaries, of which approximately 1,900 were officers, other key employees, and managers.
Shares Authorized:	Assuming approval of the 2022 Plan, as of the Effective Date, and subject to changes in capitalization as well as the 2022 Plan's share counting rules, a total of 35,000,000 shares of Common Stock will be available for awards granted under the 2022 Plan, less one share for every one share that was subject to a stock option or SAR granted under the 2017 Plan after July 29, 2022 and prior to the Effective Date, and less one share for every one share that was subject to a Full Value Award granted under the 2017 Plan after July 29, 2022 and prior to the Effective Date.
Recent Market Value per Share:	$74.79 closing sales price on the New York Stock Exchange on July 29, 2022.
Award Types:	**Stock Options.** The Committee may award Employee Participants stock options ("Stock Options") to purchase a fixed number of shares of Common Stock. The grant of a Stock Option entitles the Employee Participant to purchase shares of Common Stock at an "Exercise Price" established by the Committee which shall not be less than 100% of the Fair Market Value of the Common Stock on the date of grant (other than in the case of substitute awards), and may exceed the Fair Market Value on the grant date, at the Committee's discretion. "Fair Market Value" shall equal the closing price on the New York Stock Exchange of the Common Stock on the applicable date.

Stock Appreciation Rights. The Committee may award Employee Participants stock appreciation rights or SARs. A SAR is a right to receive, upon exercise of that right, an amount, which may be paid in cash, shares of Common Stock, or a combination thereof in the complete discretion of the Committee, equal to or less than the difference between the Fair Market Value of one share of Common Stock as of the date of exercise and the Fair Market Value of one share of Common Stock on the date of grant.

Restricted Stock and Restricted Stock Units. The Committee may grant Employee Participants and Non-Employee Director Participants, subject to certain restrictions, shares of Common Stock ("Restricted Stock") or the right to receive shares of Common Stock or a monetary amount, which could be settled in such shares or in cash or a combination thereof ("Restricted Stock Units").

Performance Share Units and Performance Units. The Committee may grant to Employee Participants a right to receive either a number of shares of Common Stock ("Performance Share Units") or a monetary amount, which could be settled in such shares or in cash or a combination thereof ("Performance Units"), determined based on the extent to which applicable performance goals are achieved.

Unrestricted Stock. Non-Employee Director Participants may affirmatively elect to receive all or a specified percentage of any cash retainer or fees received in shares of Common Stock ("Unrestricted Stock").

Subject to the 2022 Plan limits, the Committee has the discretionary authority to determine the size of an award, if it will be tied to meeting performance-based requirements and if any performance awards, SARs or Restricted Stock Units will be settled in Common Stock or cash. |

Award Limits:	Full Value Awards (Performance Share Units, Performance Units, Restricted Stock and Restricted Stock Units settled in shares of Common Stock) are limited to 50% of the total number of shares available, subject to the share counting provisions below.
	Awards in excess of 2 million shares or units in the aggregate may not be issued to any single Employee Participant per fiscal year.
	The total value of awards payable in cash to any single Employee Participant for a fiscal year may not exceed $20 million.
	The fair market value of all compensation granted to any Non-Employee Director Participant for board service rendered during any board year (the period from one annual shareholders' meeting to the next) may not exceed $800,000. This limit does not apply to any non-employee director who is designated as chair of the board who is subject to a higher limit.
Share Counting:	Shares subject to Stock Options and SARs will reduce the shares available for awards by one share for every one share granted.
	Full Value Awards (Performance Share Units, Performance Units, Restricted Stock, Restricted Stock Units and Unrestricted Stock settled in shares of Common Stock) reduce the shares available for awards by one share for every one share awarded, up to 50% of the total number of shares available; beyond that, they reduce the number of shares available for awards by 5 shares for every one share awarded.
	Common Stock covered by an award granted under the 2022 Plan (or, after the Effective Date, an award previously granted under the 2017 Plan) which is forfeited, or which expires or otherwise terminates without being exercised, or settled, or is settled in cash (in whole or in part) or otherwise does not result in the issuance of all or a portion of the Common Stock subject to such Award (or award under the 2017 Plan, as applicable), will be deemed not to be granted (or, with respect to 2017 Plan awards, as applicable, will be added) for purposes of determining the maximum number of shares of Common Stock available for Awards under the 2022 Plan.
	If (i) any Stock Option or SAR (or, after the Effective Date, any stock option or SAR previously granted under the 2017 Plan) is exercised through the delivery of Common Stock in satisfaction of the exercise price, (ii) withholding tax requirements arising upon exercise of any Stock Option or SAR (or, after the Effective Date, any stock option or SAR previously granted under the 2017 Plan) are satisfied through the withholding of Common Stock otherwise deliverable in connection with such exercise, or (iii) any shares of Common Stock are repurchased with proceeds received from the exercise of a Stock Option (or, after the Effective Date, a stock option previously granted under the 2017 Plan), the full number of shares of Common Stock underlying any such Stock Option or SAR (or, after the Effective Date, any stock option or SAR previously granted under the 2017 Plan), or portion thereof being so issued, will count against the maximum number of shares available for grants under the 2022 Plan and not be available for reissuance under the 2022 Plan. Additionally, if withholding tax requirements are satisfied through the withholding of Common Stock otherwise deliverable in connection with the vesting of any award under the 2022 Plan (or, after the Effective Date, any award previously granted under the 2017 Plan) any shares so withheld will count against the maximum number of shares available for grants under the 2022 Plan and not be available for reissuance under the 2022 Plan.
	Upon forfeiture, termination, or expiration of any awards (or, after the Effective Date, any awards previously granted under the 2017 Plan) prior to the vesting or earning/ settlement date, the shares of Common Stock subject to such awards will again be available for awards under the 2022 Plan pursuant to the prior paragraph and added back to the maximum number of shares of Common Stock available for awards under the 2022 Plan in the same multiple as they were awarded pursuant to the 2022 Plan's share counting provisions (or the same multiple as they were awarded pursuant to the 2017 Plan, as applicable).

Exercise of Stock Options and Stock Appreciation Rights:	The exercise price of Stock Options and Stock Appreciation Rights granted under the 2022 Plan may not be less than the Fair Market Value of our Common Stock on the date of grant (other than in the case of substitute awards), and the term may not be longer than 10 years and one month.
Vesting:	As determined by the Board for the CEO and Committee for officers, but generally for Employee Participants, not less than three years for Stock Options, Stock Appreciation Rights, Restricted Stock and Restricted Stock Units to fully vest.
	Determined by the board for Non-Employee Directors, but subject to a minimum vesting period of at least one board service year.
	Up to 5% of authorized shares may be granted with full vesting periods shorter than three years for Employee Participants, and one year for Non-Employee Director Participants. For the avoidance of doubt, the prior sentence does not limit the Committee's discretion to provide for accelerated exercisability or vesting of an award, including, but not limited to, in cases of death, disability, retirement or a change of control.
	Performance awards vest upon the accomplishment of performance goals over one year or multiple years. Applicable performance goals and performance periods will be established by the Committee. The Committee may adjust the value of awards based on performance criteria or as it otherwise determines in its discretion to be appropriate. It may also require forfeiture of all or part of the performance award in the event that additional conditions are not met, for example, if the employee award is terminated prior to the expiration of any service conditions.
Dividends and Dividend Equivalents:	At the discretion of the Committee, Restricted Stock and Restricted Stock Units (including Performance Share Units, but excluding Performance Units) may be credited with amounts equal to the sum of all dividends and other distributions paid by the company during the prior quarter on that equivalent number of shares of Common Stock. Notwithstanding the previous sentence, any dividends, dividend equivalents or other distributions so credited will be distributed (in either cash or shares of Common Stock, with or without interest or other earnings, as provided in the award agreement at the discretion of the Committee) to the Participant only if, when, and to the extent the conditions imposed on the underlying award are satisfied, and in an amount equal to the sum of all quarterly dividends and other distributions paid by the Company during the applicable restricted period on the equivalent number of shares of Common Stock which become unrestricted.
Adjustments:	In the event of certain corporate transactions, including a special dividend, recapitalization, stock split, reverse stock split, combination of shares, reorganization, merger, consolidation, spin-off, repurchase or exchange of our common stock or similar event affecting our Common Stock, the number and kind of shares granted under the 2022 Plan will be adjusted appropriately.
Transferability:	Stock Options and SARs granted under the 2022 Plan are transferable only by the Employee Participant's last will and testament, or by the applicable laws of descent and distribution. Restricted Stock, Restricted Stock Units and performance awards may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of until the applicable restrictions lapse. Any permitted transfer will be without consideration.
Change of Control:	Vesting of Employee Participant outstanding awards accelerates upon the consummation of a change of control and one of the following double trigger vesting requirements: (1) involuntary termination other than for cause within 24 months of the change of control, (2) voluntary termination for good reason within 24 months of the change of control for certain senior executives, or (3) there is no adequate replacement award and/or the awards are not assumed. In addition, Committee may cancel and settle Stock Options and SARs for cash.
	Vesting of Non-Employee Director Participant outstanding awards accelerates upon the consummation of a change of control and one of the following double-trigger vesting requirements: (1) the Non-Employee Director Participant, at the request of the company or its shareholders following a change of control, resigns or is otherwise replaced, removed or dismissed from the board, or (2) there is no adequate replacement award and/or the awards are not assumed.

Administration:	The 2022 Plan will be administered by the Committee. The Committee may interpret the 2022 Plan and establish, amend and rescind any rules relating to the 2022 Plan. The Committee may delegate all or part of its responsibilities.
Amendments:	Subject to approval of the board, where required, the Committee may terminate, amend or suspend the 2022 Plan, provided that no action may be taken by the Committee or the board (except those described earlier in the Adjustments section) without the approval of the shareholders to: (1) increase the number of shares that may be issued; (2) permit granting of Stock Options or SARs having an exercise price less than Fair Market Value; (3) permit the repricing of outstanding Stock Options or SARs; or (4) amend individual limits on awards.

U.S. Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences arising from and relating to participation in the 2022 Plan. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential tax consequences that may apply with respect to participation in the 2022 Plan.

Stock Options and Stock Appreciation Rights. Generally, no federal income tax is payable by a participant upon the grant of a Stock Option or Stock Appreciation Right and we are not entitled to claim a tax deduction upon the grant. Under current tax laws, if a participant exercises a Stock Option or Stock Appreciation Right he or she will be taxed at ordinary income rates on the difference between the fair market value of the Common Stock on the exercise date and the option price or, in the case of a Stock Appreciation Right, the fair market value of the stock on the date of grant. The company will be entitled to a corresponding deduction at the time the participant recognizes ordinary income, to the extent that the amount of income satisfies the general rules regarding deductibility of compensation, including those in Section 162(m) of the Internal Revenue Code.

Performance Awards, Restricted Stock and Restricted Stock Units. Performance awards and awards of Restricted Stock and Restricted Stock Units under the 2022 Plan generally are not subject to federal income tax when awarded and the company is not entitled to claim a tax deduction at the time of the award. Restricted Stock is generally subject to ordinary income tax at the time the restrictions lapse, unless the participant properly files an election with the Internal Revenue Service to accelerate tax recognition to the date of the award. Performance awards and Restricted Stock Units are generally subject to ordinary income tax at the time of payment. Any dividends received with respect to unvested Restricted Stock, or dividend equivalents received with respect to Restricted Stock Units or performance awards will be taxable as ordinary income at the time of payment. In these cases, the company is entitled to a corresponding deduction at the time the participant recognizes ordinary income, to the extent that the amount of income satisfies the general rules regarding deductibility of compensation, including those in Section 162(m) of the Internal Revenue Code.

Application of Section 16. Special rules may apply in the case of participants subject to Section 16(b) of the Securities Exchange Act of 1934. Unless a special election with the Internal Revenue Service to accelerate tax recognition to the time of exercise is made under the tax laws, shares of stock acquired pursuant to an award may be treated as restricted for a period of up to six months after the date of exercise. Accordingly, the amount of ordinary income recognized, and the amount of the company's deduction, may be determined based on the fair market value of the stock as of the end of that period.

Taxable ordinary income recognized by a participant upon exercise of a Stock Option or Stock Appreciation Right; lapse of restrictions on Restricted Stock; and payment of Restricted Stock Units, performance awards, or dividends or dividend equivalents will be treated as wages subject to income and employment tax withholding. With respect to stock awards other than Stock Options or Stock Appreciation Rights, employment taxes (*e.g.,* FICA) are generally payable upon lapse of applicable forfeiture restrictions, even if payment of underlying shares occurs at a later date.

The company's intent is that awards issued under the 2022 Plan either comply with or are exempt from Section 409A of the Internal Revenue Code; however, the company makes no representation that any or all of the awards or payments under the 2022 Plan will be exempt from or comply with Section 409A, and makes no undertaking to preclude Section 409A from applying.

New Plan Benefits

No benefits or amounts have been granted, awarded or received under the 2022 Plan. In addition, the Committee will determine the number and types of awards that will be granted under the 2022 Plan. Therefore, it is not possible to determine the benefits that will be received by the eligible participants if the 2022 Plan is approved by our shareholders.

Equity Compensation Plan Information

The following table provides certain information as of May 29, 2022 with respect to our equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (2)(a)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (1)) (3)
Equity compensation plans approved by security holders	22,511,469 (b)	$ 55.39	20,262,734 (d)(e)
Equity compensation plans not approved by security holders	103,215 (c)	$ –	–
Total	22,614,684 (b)	$ 55.39	20,262,734

(a) Only includes the weighted-average exercise price of outstanding options, whose weighted-average term is 5.36 years.

(b) Includes 15,005,497 stock options, 3,656,802 restricted stock units, 1,573,928 performance share units (assuming pay out for target performance) and 2,275,242 restricted stock units that have vested and been deferred.

(c) Includes 103,215 restricted stock units that have vested and been deferred. These awards were made in lieu of salary increases and certain other compensation and benefits. We granted these awards under our 1998 Employee Stock Plan, which provided for the issuance of stock options, restricted stock and restricted stock units to attract and retain employees and to align their interests with those of shareholders. We discontinued the 1998 Employee Stock Plan in September 2003, and no future awards may be granted under that plan.

(d) Includes stock options, restricted stock, restricted stock units, shares of unrestricted stock, stock appreciation rights and performance awards that we may award under our 2017 Stock Compensation Plan, which had 20,662,734 shares available for grant at May 29, 2022. No further awards will be granted under the 2017 Plan after the Effective Date.

(e) The table above shows our outstanding equity awards as of fiscal year end.

No additional shares will be issued under the 2017 Stock Compensation Plan after the 2022 Annual Meeting if the 2022 Plan is approved.

Our common shares outstanding as of July 29, 2022, the record date for the 2022 Annual Meeting, was approximately 595,710,279 shares. The number of common shares outstanding as of the record date reflects reductions as a result of share repurchases from May through July.

Advisory Vote on Executive Compensation

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RESOLUTION APPROVING, ON AN ADVISORY BASIS, THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

We provide our shareholders with an annual advisory vote on the compensation of our named executive officers, as required pursuant to Section 14A of the 1934 Exchange Act. At the 2021 Annual Meeting, approximately 95% of the votes cast supported our executive compensation program.

Our compensation committee reviewed the results of the advisory vote and also considered feedback from several of our largest shareholders on our executive compensation program. The compensation committee recognizes that effective practices evolve, and the committee will continue to consider changes as needed to keep our executive compensation program competitive and tightly linked to performance.

Consistent with our shareholders' preference and prevailing demand, we expect to hold an advisory vote on executive compensation every year. This year, we are asking shareholders to approve the following resolution:

RESOLVED, that the shareholders approve the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including in the Compensation Discussion and Analysis section, and the compensation tables and related narrative in the Executive Compensation section, of the Proxy Statement for the 2022 Annual Meeting of Shareholders.

The advisory vote will not be binding on the compensation committee or the board. However, they will carefully consider the outcome of the vote and take into consideration any specific concerns raised by investors when determining future compensation arrangements.

Executive Compensation

Compensation Discussion & Analysis

This section provides an overview of our compensation philosophy, the key elements of our executive compensation program and the compensation actions for our named executive officers ("NEOs") in the context of our company strategy and our fiscal 2022 performance.

Executive Compensation At-A-Glance

Fiscal 2022 Named Executive Officers

Jeffrey L. Harmening	**Jonathon J. Nudi**	**Kofi A. Bruce**	**Jaime Montemayor**	**Richard C. Allendorf**	**John R. Church**
Chairman and Chief Executive Officer	Group President, North America Retail	Chief Financial Officer	Chief Digital and Technology Officer	Former General Counsel and Secretary	Former Chief Transformation and Enterprise Services Officer

Fiscal 2022 Performance Overview

Our fundamental financial goal is to generate top-tier returns for our shareholders over the long-term. We believe achieving that goal requires us to generate a consistent balance of net sales growth, margin expansion, cash conversion and cash return to shareholders over time. Our executive compensation program and the compensation decisions of the compensation committee are closely aligned with the company's business strategies, priorities and long-term growth objectives. In particular, the annual incentive targets we set at the beginning of the year are based on financial objectives and priorities approved by the board and communicated to investors.

In fiscal 2022, we successfully adapted to the volatile operating environment, responding quickly to significant increases in input cost inflation and supply chain disruptions and keeping our brands available for our customers and consumers. As a result, we were able to grow organic net sales, adjusted operating profit and adjusted diluted EPS ahead of our targets set at the beginning of the fiscal year. Looking back at the year, we accomplished what we set out to do at the beginning: competing effectively everywhere we play, navigating a dynamic supply chain environment and executing our portfolio and organizational reshaping actions without disrupting our base business. Our consistent focus on these priorities shaped our decisions throughout the year and was instrumental in driving our strong financial performance. Consequently, our full-year results exceeded our initial annual targets for organic net sales growth, constant-currency growth in adjusted operating profit and free cash flow conversion. Our fiscal 2022 performance and resulting incentive payouts reflect strong execution against our business plans and the resilience of our teams to maintain a high standard of service in a challenging environment.

Financial Highlights that Align with Our Pay for Performance

Delivering on our Key Priorities

In fiscal 2022, we successfully adapted to the volatile operating environment, responding quickly to significant increases in input cost inflation and supply chain disruptions and keeping our brands available for our customers and consumers. As a result, we were able to grow organic net sales, adjusted operating profit, free cash flow and adjusted diluted EPS. We achieved each of the three priorities we established at the beginning of the year:

✓ **We continued to compete effectively, everywhere we play,** including holding or growing market share in 70% of our global priority businesses. We generated organic net sales growth across each of our four operating segments, fueled by compelling brand building and innovation across our leading brands, and supported with strong levels of net price realization in response to significant input cost inflation.

✓ **We successfully navigated the dynamic supply chain environment,** which was characterized by steadily increasing input cost inflation, reaching 8% for the full year, and record levels of supply chain disruptions affecting our sourcing, manufacturing and logistics operations. We leveraged our SRM capability to accelerate pricing actions in the face of increasing inflation, generating 7 points of positive organic net price realization and mix for the year. And we moved quickly to address supply chain disruptions and outpace our competition in terms of on-shelf availability for our brands.

✓ **We executed our portfolio and organizational reshaping actions without disrupting our base business.** We announced or closed seven different acquisitions and divestitures during the year, including the acquisition of Tyson Foods' pet treat business and the divestitures of our European Yoplait operations and Helper and Suddenly Salad businesses, helping further upgrade the growth profile of our portfolio. And we successfully implemented significant changes to our organizational structure, including streamlining our North America Retail operating unit structure, realigning our North America Foodservice segment and shifting our U.S. convenience stores business into North America Retail, creating a new International segment and adjusting our go-to-market model across many global markets, and establishing a new Strategy & Growth organization tasked with advancing many aspects of our Accelerate strategy.

Exceeding our Financial Targets

Net sales increased 5% to

$19.0 billion

and organic net sales increased 6% compared to year-ago levels*.

Operating profit increased 11% to

$3.5 billion

and adjusted operating profit of $3.2 billion increased 2% on a constant-currency basis*.

Net cash provided by operations totaled

$3.3 billion

in fiscal 2022 representing a conversion rate of 121% of net earnings. This cash generation supported capital investments totaling $569 million, and our resulting free cash flow was $2.7 billion at a conversion rate of 113%*.

Diluted EPS increased 17% to

$4.42

and adjusted diluted EPS of $3.94 increased 4% on a constant-currency basis*.

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* Organic net sales, adjusted operating profit (on a constant-currency basis), adjusted diluted EPS (on a constant-currency basis), free cash flow and free cash flow conversion rate are non-GAAP measures. For more information on the use of non-GAAP measures in the Proxy Statement, and a reconciliation of non-GAAP measures to the most directly comparable GAAP measures, see Appendix A.

Compensation Policies and Practices

Robust Compensation Program Governance	• Clawback policy • Tally sheets reviewed in connection with compensation decision making • Annual risk assessment of pay programs • Double-trigger change in control vesting provisions • Fully independent compensation consultant • Executive session at each compensation committee meeting • No employment contracts for NEOs • No excise tax gross up
Alignment between Pay and Performance	• PSUs granted to all NEOs and other company officers • Significant alignment between pay and performance • Challenging quantitative company performance measures aligned with strategic priorities
Stock Ownership Best Practices	• Rigorous stock ownership requirements • No officer or director hedging or pledging of company stock • No payment of dividend equivalents on unvested equity awards • No repricing or back dating of options
Shareholder Accountability	• Annual say-on-pay vote • Direct engagement with shareholders

Market Trends and Shareholder Feedback

Our executive compensation team and the compensation committee's independent consultant discuss market trends, investor expectations and shareholder feedback on executive compensation matters with the compensation committee on a regular basis. Based on these discussions, for fiscal 2022, the compensation committee added a relative TSR modifier to PSU awards for all officers to further align our long-term incentives with our performance. PSUs continue to make up 50% of our long-term incentive grants for NEOs. The remaining 50% of our long-term incentive is comprised 25% of restricted stock units ("RSUs") and 25% of stock options.

Compensation Philosophy

Our compensation program is designed to attract, motivate, reward and retain superior leaders who consistently pursue initiatives and execute strategies that contribute to strong company performance and total return to shareholders that are in the top tier of our industry. The compensation committee bases its compensation decisions on the following core principles:

• **Compensation design supports our business strategy:** Our compensation program is closely aligned with our long-term growth model and strategic priorities. Incentive performance measures closely track our externally communicated financial objectives, and long-term incentives create significant alignment between the interests of our executives and those of our shareholders.

• **Pay is performance-based:** A significant percentage of our NEOs' compensation is at risk and variable based on the annual and long-term performance of the company.

• **Compensation opportunities are competitive:** Given that the competition for talent in the consumer packaged goods industry is intense, the compensation opportunities for each NEO have been designed to ensure that they are competitive with our industry peer group.

Executive Compensation Program Design

Elements of Total Direct Compensation and Alignment with Performance Measures

Our executive compensation program is designed to incent our NEOs to pursue strategies and execute priorities that promote growth and deliver strong returns to shareholders. The core elements of our NEOs' total direct compensation consist of base salary, annual incentive and long-term incentive. Target total direct compensation for each NEO is benchmarked within a reasonable range of the median of our industry peer group. Each element of annual and long-term incentive compensation is tied to performance and closely linked to our strategy, long-term growth model, financial objectives and ultimately to TSR and continued value creation for our shareholders.

Percentage Of CEO Target Compensation	Total Direct Compensation Element	Pay Element	Performance Measure	Strategy & Performance Alignment
12%	BASE SALARY	Cash	• Individual performance and contributions based on scope and complexity of role	• Positioned within a reasonable range of market median based on individual performance and contributions
21%	ANNUAL INCENTIVE	Cash-based award	**Company Performance (80%)** • Organic net sales growth* • Adjusted operating profit growth* **Individual Performance (20%)**	• Rewards and recognizes annual accomplishment of key financial objectives • Corporate performance measures aligned with long-term growth model
67%	LONG-TERM INCENTIVE			
50%		Performance Share Units	**Three-year cliff vesting and Three-year measurement period** • Organic net sales growth* (Compound Annual Growth Rate ("CAGR")) • Cumulative free cash flow • +/- 25% Relative TSR Modifier (new for fiscal 2022 awards)	• Performance metrics align with key elements for delivering growth and creating value for shareholders
25%		Stock Options	Four-year cliff vesting	• Ultimate value tied to stock price appreciation
25%		Restricted Stock Units	Four-year cliff vesting	• Ultimate value tied to TSR

* Organic net sales and adjusted operating profit are non-GAAP measures. For more information on the use of non-GAAP measures in the Proxy Statement, and a reconciliation of non-GAAP measures to the most directly comparable GAAP measures, see Appendix A.

Significant Percentage of Executive Pay Is At Risk

Since executive compensation is paid principally in the form of annual and long-term incentive awards, a significant percentage of executive pay is at risk and variable based on the annual and long-term performance of the company. PSUs, which comprise 50% of the long-term incentive award, will only be paid at the end of the three-year performance period if 3-year financial targets are achieved and are further subject to a 25% adjustment up or down based on the company's TSR relative to the TSR of the companies in our compensation peer group. Stock options and restricted stock units, which comprise the remaining 50% of the long-term incentive award, derive their value directly from the company's common stock price appreciation, which in the long-term is a reflection of company performance and is directly linked to shareholder returns.

- **Performance Share Units:** Can be rendered worthless if company performance for any three-year period is below threshold.
- **Stock Options:** Have no value if the company's common stock price does not appreciate prior to expiration of the stock options.
- **Restricted Stock Units:** Value can decline significantly from the grant date if the company performs poorly and its common stock price falls.

For our NEOs to earn their intended target compensation from these awards, the company must show sustained competitive performance on annual and three-year company performance measures, and must achieve strong shareholder returns.

CEO PAY MIX AT TARGET



88%
PERFORMANCE-BASED COMPENSATION

OTHER NEO PAY MIX AT TARGET



78%
PERFORMANCE-BASED COMPENSATION

The pay mix represented above is based on target total direct compensation opportunities.

Base Salary

Base salaries provide fixed income based on the size, scope and complexity of each individual's role and their individual performance and contribution levels. The only fixed element of total direct compensation, base salary, is set within a reasonable range of median levels for similarly situated officers within the industry peer group and is based on current and historical performance. With the guidance of the independent compensation consultant, the board (for the CEO) and the compensation committee (for the other NEOs), annually review potential adjustments to base salary to ensure continuous alignment with the market and to account for changes in responsibilities.

Annual Incentive Award

Our annual incentive plan rewards the achievement of annual company and individual performance objectives. Each NEO's target opportunity for an annual incentive award is a percentage of base salary, which is expressed as a target incentive percentage. Annual incentive awards can vary greatly from year to year based on achievement of the annual company performance measures, business segment results and individual performance ratings. Annual incentive awards range from 0% to 200% of target, with a 100% of target award for on target performance.

How We Establish Target Opportunities

In establishing the target incentive percentage opportunities for the NEOs, our compensation committee and the board consider a number of factors, including the NEO's level of responsibility, size and complexity of role, a reasonable range of median levels for similarly situated officers within the industry peer group and other factors related to the scope of the NEO's responsibilities.

How We Select Performance Measures

Achievement on the annual company performance measures and, as applicable, business segment results account for 80% of each NEO's annual incentive award payout. For the annual company performance measures, the assessment of company performance for each year is based on goals set forth in the annual corporate operating plan that is approved by the board. The annual corporate operating plan aligns with our corporate strategy, long-term commitment to shareholders and expected peer and industry performance. As a result, the goals established for our annual company performance measures are closely aligned with our annual corporate operating plan and the financial objectives we communicate to investors. Annual company performance measures for fiscal 2022 consisted of two equally weighted measures: organic net sales growth and adjusted operating profit growth.

How We Set Goals

For fiscal 2022, the compensation committee approved the performance goals for target payout noted in the table below, as well as for threshold and maximum incentive payout. The goals were set at levels necessary to incent and reward management for meeting or exceeding our annual plans and strategic priorities. To ensure that the annual company performance goals are appropriately challenging, the compensation committee tests and evaluates the goals in the context of several factors, including:

- Financial performance goals that are consistent with the achievement of our long-term goals for delivering top-tier shareholder returns.
- The likelihood and probability of achieving various levels of performance based on historical results and expected peer and industry performance. This year, the board and committee devoted significant time to discussing, understanding and anticipating the volatile operating environment, including input cost inflation and supply chain disruptions, the financial health of our consumers and ongoing impacts of the COVID-19 pandemic.
- The annual incentive metrics, program design and financial performance of peer companies.
- Our expected performance relative to peer companies.

Fiscal 2022 Goals and Performance

For fiscal 2022, the compensation committee once again set annual performance goals in line with our annual corporate operating plan. This year's operating plan reflected the uncertain balance of at-home versus away-from-home consumer food demand caused by the ongoing pandemic and the dynamic supply chain issues and cost and inflationary environment that our customers, consumers and suppliers faced.

In particular, this year's operating plan was based on the following key assumptions:

- At-home food consumption would moderate off of fiscal 2021 levels due to external forces such as the speed of the COVID-19 vaccination and economic recovery;
- We would experience a significant increase in inflation, which would drive up input costs and decrease profitability compared to fiscal 2021 levels; and
- Supply chain disruptions would continue to exacerbate an already dynamic and challenging sales and profit environment.

While recognizing the continuing uncertainty created by supply disruptions, the pandemic, including the relative balance of at-home versus away-from home and the volatile operating and inflationary environment, the board and compensation committee set challenging fiscal 2022 goals for organic net sales that reflected expectations consistent with our annual corporate operating plan and key assumptions for reduced demand year-over-year for at-home food consumption across most of the company's core markets, though above pre-pandemic levels, and increased demand for away-from-home food consumption, though below pre-pandemic levels. The fiscal 2022 goals for adjusted operating profit growth also challenged management to maintain profitability by offsetting lower sales and higher input and supply chain costs while continuing to invest in key capabilities.

Overall, our company performance in fiscal 2022 was strong and we were able to significantly exceed the business objectives, financial expectations and annual company performance measures that were set at the beginning of the fiscal year. We were able to achieve our robust results through adapting in a volatile operating environment, responding quickly to significant increases in input cost inflation and supply chain disruptions and keeping our brands available for our customers and consumers. The annual incentive rating for fiscal 2022 reflects the exceptional leadership of our senior leadership team and resulting strong performance in a highly challenging and uncertain year.

FISCAL 2022 PERFORMANCE AGAINST ANNUAL PERFORMANCE GOALS

Annual Performance[1] Measure and Weighting	Target	Actual Performance[2]	Award Achievement %
Organic Net Sales Growth (50%)[1]	-2.0%	+5.1%	200%
Adjusted Operating Profit Growth (50%)[1]	-2.9%	+1.9%	132%
Business Achievement Percentage			**166%**

[1] The annual company performance measures are non-GAAP Measures. For more information on the use of non-GAAP measures in the Proxy Statement and a reconciliation of non-GAAP measures to the most directly comparable GAAP measures, see Appendix A.

[2] Incentive performance is measured on a comparable basis and excludes certain items affecting comparability, including the impact of changes in foreign currency exchange rates, acquisitions and divestitures, and other corporate adjustments.

How We Evaluate Individual Performance Achievement

Individual Achievement Percentages for our NEOs account for 20% of each NEOs annual incentive award payout. The Individual Achievement Percentages range from 0% to 200% and are based on the achievement of specific annual priorities, which include quantitative business performance measures for the business segments and qualitative goals such as completion of strategic initiatives, quality of business plans, organizational development progress in important areas such as diversity and inclusion and employee development and fulfillment of leadership expectations. The CEO establishes annual priorities for each of the NEOs, and the board approves the annual priorities for the CEO. Sustainability and diversity and inclusion goals are included in the CEO's annual priorities. The board approves the individual performance rating for the CEO and the compensation committee approves the ratings for all other NEOs.

How We Calculate the Annual Incentive Award

The annual incentive award is subject to the terms of our Executive Incentive Plan and calculated according to the formula below for all NEOs. For fiscal 2022, our NEOs received annual incentive awards ranging from 154% to 158% of their annual incentive award targets.



Base Salary (Eligible Earnings) **x** Target Incentive % **x** [Business Achievement % x Business Weight 80% **+** Individual Achievement % x Individual Weight 20%]

The Business Achievement and Individual Achievement percentages can range from 0 – 200%.

Long-Term Incentive Award

The long-term incentive program rewards delivery of long-term shareholder value and is designed to retain key talent. A significant portion of a NEO's pay opportunity is provided through these awards. To prioritize performance-based vesting, our long-term incentive grants for NEOs are composed of 50% PSUs, 25% RSUs and 25% stock options.

PSUs granted in fiscal 2022 have three-year cliff vesting based on company performance over the three-year vesting period. Stock options and RSUs granted in fiscal 2022 have a four-year cliff vesting period from the grant date. All long-term awards are subject to our clawback policy. PSUs and RSUs earn dividend equivalents equal to regular dividends paid on our common stock, which are distributed only to the extent the underlying units vest. All long-term incentive awards granted in fiscal year 2022 were granted under the 2017 Stock Compensation Plan.



Long-Term Incentive Target Award Value **=** Performance Share Units (50%) **+** Restricted Stock Units (25%) **+** Stock Options* (25%)

* Five stock options awarded for each full-value share.

Performance Share Units

How We Select Performance Measures

PSUs are designed to focus executives on equally weighted top-line and bottom-line three-year operating metrics that drive shareholder value. Prior to the fiscal 2022 PSU award, performance measures used were: organic net sales growth and cumulative free cash flow. Beginning with the fiscal 2022 PSU award, performance measures used were: organic net sales growth and cumulative operating cash flow (continued equal weighting). In response to market trends and shareholder feedback, a +/- 25% relative TSR modifier was also added to further align our long-term incentives with our market performance.

How We Set Goals

PSUs are earned based on our future achievement of three-year company performance goals. The compensation committee sets these goals so that they are consistent with our long-range plan for the same period. Goals for the entire three-year performance period are set at the beginning of the period rather than at the start of each fiscal year and are measured cumulatively. The PSUs awarded in fiscal 2022 will be earned based on the company's future achievement of three-year goals for organic net sales (CAGR) growth, cumulative operating cash flow, and further modified (+/-25%) by our TSR performance relative to peers.

Payouts can vary from 0% to 200% of the target number of PSUs, based on results against the goals with a 100% payout representing target performance. The relative TSR modifier cannot result in a PSU payout greater than 200%.

Each PSU earned is settled with a share of the company's common stock following the completion of the three-year performance period.

How We Measure Performance Against Goals

The table below summarizes our company performance against the performance measures for the fiscal 2020 – fiscal 2022 PSUs. It reflects performance against challenging 3-year targets and strength in organic net sales growth and cumulative free cash flow during the pandemic.

Fiscal 2020-Fiscal 2022 PSU Measures and Weightings ($ in millions)	Target	Actual Performance	Award Achievement %
Organic Net Sales Growth (50%)[1][2]	+1.5%	+4.2%	200%
Cumulative Free Cash Flow (50%)[1][3]	$6,370	$8,543	200%
Fiscal 2020-Fiscal 2022 PSU Performance Achievement			**200%**

[1] The PSU performance measures are non-GAAP Measures. For more information on the use of non-GAAP measures in the Proxy Statement and a reconciliation of non-GAAP measures to the most directly comparable GAAP measures, see Appendix A.

[2] Organic Net Sales Growth is compound annual growth rate in sales for the company, excluding any impacts from acquisitions and divestitures, 53rd week and foreign currency exchange.

[3] Cumulative Free Cash Flow is cash generation performance measured by cash flow from operations, less capital expenditures. Cumulative free cash flow has been adjusted for restructuring projects and acquisitions and divestitures.

Beginning with the PSU awards granted in fiscal 2022, the CEO and members of his senior leadership team are required to hold PSUs for an additional one-year post the three-year vesting period.

Stock Options and Restricted Stock Units

Stock options and RSUs are generally subject to a four-year cliff vesting period from the grant date. The exercise price per share for stock options equals the closing price of our common stock on the NYSE on the grant date. Stock options generally expire 10 years and one month from the grant date.

Other Elements of Compensation

Retirement and Health Benefits

We provide competitive retirement security and health benefits. Our executives participate in the same benefit plans made available to U.S.-based salaried employees, including medical benefits, disability and life insurance, Pension Plan and Supplemental Retirement Plan (designed to restore benefits that otherwise would be lost because of limits in the Pension Plan), 401(k) Plan and Supplemental Savings Plan (designed to restore contributions that otherwise would be lost because of limits in the 401(k) Plan). See pages 71-72 for further details.

Perquisites

We provide our executives with limited perquisites including a company automobile and a financial counseling benefit. See Perquisites and Other Personal Benefits on page 65.

Severance

We provide a Separation Pay and Benefits Program to attract and retain executives and to promote orderly succession for key roles. We do not have any employment contracts with our NEOs. See pages 74 for further details.

Fiscal 2022 CEO Compensation Actions

Jeffrey L. Harmening
Chairman and Chief Executive Officer

Total direct compensation for our Chief Executive Officer ("CEO") in fiscal 2022 included base salary, annual incentive (paid after the end of the fiscal year for fiscal 2022 performance) and long-term incentives in the form of equity awards, including PSUs, stock options and RSUs (granted at the beginning of fiscal 2022). At the beginning of fiscal 2022, the compensation committee completed a review of Mr. Harmening's target opportunity for total direct compensation, including a comparison to the compensation for CEOs at companies within our industry peer group. Based on its review, to continue to align Mr. Harmening's target compensation with the median compensation of CEOs in our peer group, the committee recommended increasing Mr. Harmening's intended target long-term incentive award to $7,250,000. Mr. Harmening's base salary and annual incentive target remained the same as they were in fiscal 2021.



FISCAL 2022 COMPENSATION (IN MILLIONS)

$6.68 Long-Term Incentive

$1.25 Base Salary

$3.55 Annual Incentive

Compensation Decisions

- **Base Salary:** To maintain a competitive base salary, aligned to median CEO pay within our industry peer group, the board set Mr. Harmening's base salary at $1,250,000 for fiscal 2022.
- **Annual Incentive:** The board set Mr. Harmening's annual incentive target at 180% of base salary. Mr. Harmening's annual incentive payout is based 80% on company performance and 20% on individual performance. The company performance achievement percentage for fiscal 2022 was 166%. The board approved a fiscal 2022 individual performance rating percentage of 125% for Mr. Harmening in recognition of his strong leadership through an unprecedented operating environment and the achievement of key strategic initiatives in fiscal 2022.
- **Long-Term Incentive:** At the beginning of the fiscal year, Mr. Harmening's target long-term incentive award value was set by the board to achieve our long-term pay-for-performance objectives and to align target pay with median CEO pay within our industry peer group. The grant date fair value of the fiscal 2022 long-term incentive was $6,681,906.
- **Performance Share Unit Three-Year Performance Achievement:** The performance period for Mr. Harmening's fiscal 2020 – fiscal 2022 PSUs was completed this year. The award achievement percentage for this tranche of PSUs was 200% of the target number of PSUs.

The Compensation Process

Determining Executive Compensation

The compensation committee regularly assesses the effectiveness of the executive compensation program in driving performance. It uses shareholder feedback, external trends, peer group compensation program assessments and input from its independent compensation consultant to inform its decision making. Any changes are typically approved in June for the new fiscal year. For the CEO, the board reviews and approves the committee's recommendations.

Each June, the board and compensation committee approve compensation for the CEO and the committee approves compensation for his direct reports, based on performance from the most recently completed fiscal year, and establishes goals for the upcoming one and three-year performance periods. In approving compensation for the most recently completed fiscal year, the committee and the board primarily examine:

- Company performance as measured by our annual company performance measures;
- Competitive market data prepared by the independent compensation consultant;
- Each director's written evaluation of the CEO's performance against his objectives, which were approved by the committee at the beginning of the fiscal year;
- The recommendations of the CEO for the other executive officers;
- Feedback from shareholders and the most recent say-on-pay vote;
- Tally sheets of cumulative earnings and stock awards to provide context for annual actions.

In considering the say-on-pay vote and feedback from shareholders, the compensation committee recognizes that effective practices evolve, and the committee will continue to consider changes as needed to keep our executive compensation program competitive and tightly linked to performance.

FW Cook, the committee's independent compensation consultant, advises the compensation committee on executive and director compensation matters, but performed no other services for General Mills in fiscal 2022. The compensation committee actively works with the independent compensation consultant to formulate compensation recommendations for our CEO to be approved by the board. Management makes recommendations to the committee for the other executive officers, and the independent compensation consultant advises the committee on those recommendations.

The compensation committee has sole authority to retain or replace the independent compensation consultant, and the committee annually evaluates the engagement and assesses the consultant's independence in accordance with the listing standards of the NYSE. Most recently, the committee determined that the engagement did not raise any conflict of interest. In reaching this conclusion, the compensation committee considered factors relevant to the consultant's independence from management, including the six factors set forth in the NYSE listing standards.

In order to promote independent decision making on executive compensation matters, the compensation committee meets in executive session without management present at each meeting, often with the participation of the independent compensation consultant.

The Industry Peer Group

The compensation committee, with the assistance of management and the independent compensation consultant, annually evaluates our executive compensation program against similar programs within the consumer packaged goods industry peer group.

The compensation committee also annually conducts a comprehensive industry peer group review, with assistance from the independent compensation consultant. We did not have any changes to our industry peer group for fiscal 2022.

The compensation committee used the following selection criteria in determining our industry peer group:

- Global, publicly traded consumer packaged goods companies within our and similar sub-industries, as identified by the S&P Global Industry Classification System
- Comparable scale and complexity of operations, as measured primarily by sales, market capitalization, total assets and total employees
- Direct competitors for business, capital or industry talent
- Continuous and transparent disclosure of business results and executive compensation
- Continuity from year to year

OUR INDUSTRY PEER GROUP

Campbell Soup Co.	The Hershey Co.	Mondelēz International, Inc.
Clorox Co.	The J. M. Smucker Company	Nestlé SA*
The Coca-Cola Co.	Kellogg Co.	PepsiCo, Inc.
Colgate-Palmolive Co.	Kimberly-Clark Corp.	The Procter & Gamble Company
Conagra Brands, Inc.	The Kraft Heinz Company	Reckitt Benckiser Group plc*
Danone Inc.*	Keurig Dr Pepper Inc.	Unilever NV*

* Excluded from compensation comparisons due to lack of publicly available pay information.

How We Use Our Industry Peer Group

• To assess pay levels and pay mix for executive officers

• To evaluate total direct compensation for executive officers in comparable positions

• To gauge relative financial performance and TSR

• To evaluate annual and long-term incentive design and structure

• To review governance and terms of incentive awards, including vesting and clawback provisions

• To compare benefits, perquisites and severance

• To review overall share usage and run rate

The compensation committee annually compares General Mills' compensation under various performance scenarios versus industry peer group practices to ensure that our programs are competitive and that pay is commensurate with performance relative to the industry.

Key Policies – Supplemental Information

Stock Ownership Policy

Long-term stock ownership is deeply engrained in our executive culture and is reflective of the strong commitment our executives have to the company's success. More information on current stock ownership for the named executive officers and our stock ownership policy is provided on pages 87-88.

Robust Clawback Policy

In the event the company is required to restate financial results due to fraud, intentional misconduct, gross negligence or otherwise, the compensation committee may adjust the future compensation, cancel outstanding stock or performance-based awards or seek recoupment of previous awards from company officers whose conduct contributed significantly to such financial restatement. Also, the compensation committee may take these actions where it reasonably believes the company's Employee Code of Conduct or the terms of a separation agreement have been violated.

Tax Deductibility of Compensation

In keeping with our compensation philosophy, annual cash incentives and long-term incentive equity awards granted in fiscal 2022 impose performance conditions for the CEO and executive officers. Under current federal tax laws, including previous changes to Section 162(m) of the Internal Revenue Code, we expect that incentives and awards generally will not be deductible despite their performance orientation to the extent they, together with base salary and other compensation, result in compensation paid to certain executive officers over $1 million in any one fiscal year. The compensation committee believes that shareholder interests are best served if it retains discretion and flexibility in establishing and overseeing compensation programs, which may include awarding or modifying compensation that is not deductible by the company.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussion, the compensation committee recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

SUBMITTED BY THE COMPENSATION COMMITTEE

David M. Cordani, *Chair*
C. Kim Goodwin
Elizabeth C. Lempres
Maria A. Sastre
Jorge A. Uribe

The following tables and accompanying narrative should be read in conjunction with the Compensation Discussion and Analysis. They present compensation for our CEO and CFO, each of the other three most highly-compensated executive officers active at the end of fiscal 2022 (including Richard C. Allendorf who will retire on August 31, 2022) and our former Chief Transformation and Enterprise Services Officer, John R. Church, who was involuntarily terminated without cause due to role elimination before the end of fiscal 2022 on January 31, 2022.

Executive Compensation Tables
Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Award[1] ($)	Option Award[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earning[4] ($)	All Other Compensation[5] ($)	Total ($)
Jeffrey L. Harmening Chairman of the Board and CEO	2022	1,250,000	5,357,925	1,323,981	3,550,500	532,823	250,966	12,266,195
	2021	1,250,000	5,250,176	1,139,706	2,506,500	5,207,167	219,133	15,572,682
	2020	1,241,667	5,250,088	1,156,895	3,710,100	4,243,744	235,096	15,837,590
Jonathon J. Nudi Group President, North America Retail	2022	780,000	1,869,791	462,021	1,465,776	0	119,836	4,697,424
	2021	780,000	1,725,029	374,479	947,232	1,709,166	111,864	5,647,770
	2020	780,000	1,725,059	380,127	1,759,680	2,179,894	121,220	6,945,980
Kofi A. Bruce Chief Financial Officer	2022	750,833	1,699,794	420,022	1,184,815	147,041	107,047	4,309,552
	2021	630,000	1,237,500	268,644	701,820	546,701	62,737	3,447,402
	2020	516,333	375,041	82,637	622,934	451,166	61,622	2,109,733
Jaime Montemayor Chief Digital and Technology Officer	2022	625,000	1,034,711	255,672	769,000	0	138,432	2,822,815
	2021	625,000	1,050,146	227,948	542,000	0	204,957	2,650,051
Richard C. Allendorf Former General Counsel & Secretary	2022	625,000	1,034,711	255,672	774,000	0	92,140	2,781,523
	2021	625,000	1,050,146	227,948	542,000	1,464,345	77,278	3,986,717
	2020	617,825	1,050,050	231,382	869,897	1,625,382	86,844	4,481,380
John. R. Church Former Chief Transformation & Enterprise Services Officer	2022	452,000	1,034,711	255,672	621,590	377,574	521,166	3,262,713
	2021	678,000	1,050,146	227,948	661,457	1,151,571	82,951	3,852,073
	2020	678,000	1,050,050	231,382	1,012,932	1,945,482	109,621	5,027,467

Footnotes to the Summary Compensation Table:

[1] Amounts reported for 2022 stock awards represent the aggregate grant date fair value of RSUs and PSUs awarded to the NEOs in fiscal 2022. RSUs awarded to the NEOs have four-year cliff vesting. PSUs awarded to the NEOs have a three-year performance period (fiscal 2022-2024) and three-year cliff vesting. Grant date fair value is calculated in accordance with FASB ASC Topic 718. For the 2022 stock awards, the grant date fair value equals the closing price of our common stock on the NYSE on the grant date ($60.03) for RSUs and the Monte Carlo valuation as of the grant date ($58.71) for PSUs. For the 2021 and 2020 stock awards, the grant date fair value equals the closing price of our common stock on the NYSE on the grant date ($61.65 for RSUs and PSUs in fiscal 2021 and $53.70 for RSUs and PSUs in fiscal 2020). The values shown have not been adjusted to reflect that these units are subject to forfeiture. The PSU value assumes target performance over the performance period and is consistent with the estimate of aggregate compensation cost to be recognized over the performance period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures.

The following table reflects the value at grant date of the 2022 PSU awards at threshold, target and maximum performance levels.

GRANT DATE VALUE OF 2022 PERFORMANCE SHARE UNITS

	At Threshold 0% ($)	At Target 100% ($)	At Maximum 200% ($)
Jeffrey L. Harmening	0	3,545,379	7,090,759
Jonathon J. Nudi	0	1,237,255	2,474,509
Kofi A. Bruce	0	1,124,766	2,249,532
Jaime Montemayor	0	684,676	1,369,352
Richard C. Allendorf	0	684,676	1,369,352
John R. Church	0	684,676	1,369,352

[2] Amounts reported for 2022 option awards represent the grant date fair value of options awarded to the NEOs in fiscal 2022. Stock options awarded to the NEOs in fiscal 2022 have four-year cliff vesting. The grant date fair value of options calculated in accordance with FASB ASC Topic 718 equals $8.77 per share (fiscal 2022), $8.03 per share (fiscal 2021) and $7.10 per share (fiscal 2020), based on our Black-Scholes option pricing model. The following assumptions were used in the fiscal 2022 calculation: expected term of 8.5 years; dividend yield of 3.4% annually; dividend growth rate of 5.61% annually; a risk-free interest rate of 1.515%; and expected price volatility of 20.2%. Fiscal 2021 and 2020

assumptions are listed in our proxy statements for those years. The values shown have not been adjusted to reflect that these options are subject to forfeiture.

(3) As described in the "Annual Incentive Award" section of the Compensation Discussion and Analysis on pages 57 – 59, the amounts reported reflect annual incentive awards earned for performance under the Executive Incentive Plan for fiscal 2022, 2021 and 2020.

(4) Includes the annual increase in the actuarial present value of accumulated benefits under our Pension Plan and Supplemental Retirement Plan. There have been no enhanced pension benefits delivered to our NEOs via a change in plan design over the last three fiscal years. Reasons for the changes relate to discount rate and mortality changes, additional service, aging and increases in "Final Average Earnings" as defined in the Pension Benefits section.

(5) All Other Compensation for fiscal 2022 includes the following amounts:

	Contributions to Retirement Savings Plans[6] ($)	Perquisites and Other Personal Benefits[7] ($)	Total ($)
Jeffrey L. Harmening	214,121	36,845	250,966
Jonathon J. Nudi	98,452	21,384	119,836
Kofi A. Bruce	87,789	19,258	107,047
Jaime Montemayor	116,700	21,732	138,432
Richard C. Allendorf	66,519	25,621	92,140
John R. Church	63,467	457,699	521,166

(6) Includes the company's fixed and variable contributions during fiscal 2022 to the 401(k) Plan and the Supplemental Savings Plan. For more information on the terms of the contributions, see Other Retirement Savings Plans.

CONTRIBUTIONS TO RETIREMENT SAVINGS PLANS

	Matching Contributions to 401(k) Plan ($)	Contributions to Supplemental Savings Plan ($)	Total ($)
Jeffrey L. Harmening	17,385	196,736	214,121
Jonathon J. Nudi	17,385	81,067	98,452
Kofi A. Bruce	23,940	63,849	87,789
Jaime Montemayor	27,225	89,475	116,700
Richard C. Allendorf	16,530	49,989	66,519
John R. Church	3,648	59,819	63,467

(7) Includes the following perquisites and other personal benefits for fiscal 2022:

PERQUISITES AND OTHER PERSONAL BENEFITS

	Personal Use of Executive Car[8] ($)	Financial Counseling ($)	Other[9] ($)	Total ($)
Jeffrey L. Harmening	21,508	15,000	337	36,845
Jonathon J. Nudi	13,092	8,000	292	21,384
Kofi A. Bruce	10,876	8,000	382	19,258
Jaime Montemayor	13,395	8,000	337	21,732
Richard C. Allendorf	17,339	8,000	282	25,621
John R. Church	14,345	12,000	431,354	457,699

(8) Includes the annual taxable value of the vehicle according to Internal Revenue Service regulations plus the applicable Internal Revenue Service rate per mile to cover maintenance charges.

(9) Includes the value of corporate gifts received by NEOs in fiscal 2022; for Mr. Church, also includes $429,400 in continuation of base salary and target bonus under the Separation Pay and Benefits Program through fiscal 2022. These payments were made in connection with the elimination of Mr. Church's role and his involuntary termination without cause effective January 31, 2022. Payments and are more fully described under Potential Payments Upon Termination or Change in Control.

Grants of Plan-Based Awards for Fiscal 2022

Name	Grant Date	Award Type	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Jeffrey L. Harmening		Cash[1]	0	2,250,000	4,500,000	—	—	—	—	—	—	—
	6/29/2021	RSU[2]	—	—	—	—	—	—	30,194	—	—	1,812,546
	6/29/2021	PSU[3]	—	—	—	0	60,388	120,776	—	—	—	3,545,379
	6/29/2021	Options[4]	—	—	—	—	—	—	—	150,967	60.03	1,323,981
Jonathon J. Nudi		Cash[1]	0	936,000	1,872,000	—	—	—	—	—	—	—
	6/29/2021	RSU[2]	—	—	—	—	—	—	10,537	—	—	632,536
	6/29/2021	PSU[3]	—	—	—	0	21,074	42,148	—	—	—	1,237,255
	6/29/2021	Options[4]	—	—	—	—	—	—	—	52,682	60.03	462,021
Kofi A. Bruce		Cash[1]	0	750,833	1,501,667	—	—	—	—	—	—	—
	6/29/2021	RSU[2]	—	—	—	—	—	—	9,579	—	—	575,027
	6/29/2021	PSU[3]	—	—	—	0	19,158	38,316	—	—	—	1,124,766
	6/29/2021	Options[4]	—	—	—	—	—	—	—	47,893	60.03	420,022
Jaime Montemayor		Cash[1]	0	500,000	1,000,000	—	—	—	—	—	—	—
	6/29/2021	RSU[2]	—	—	—	—	—	—	5,831	—	—	350,035
	6/29/2021	PSU[3]	—	—	—	0	11,662	23,324	—	—	—	684,676
	6/29/2021	Options[4]	—	—	—	—	—	—	—	29,153	60.03	255,672
Richard C. Allendorf		Cash[1]	0	500,000	1,000,000	—	—	—	—	—	—	—
	6/29/2021	RSU[2]	—	—	—	—	—	—	5,831	—	—	350,035
	6/29/2021	PSU[3]	—	—	—	0	11,662	23,324	—	—	—	684,676
	6/29/2021	Options[4]	—	—	—	—	—	—	—	29,153	60.03	255,672
John R. Church		Cash[1]	0	406,800	813,600	—	—	—	—	—	—	—
	6/29/2021	RSU[2]	—	—	—	—	—	—	5,831	—	—	350,035
	6/29/2021	PSU[3]	—	—	—	0	11,662	23,324	—	—	—	684,676
	6/29/2021	Options[4]	—	—	—	—	—	—	—	29,153	60.03	255,672

[1] *Annual Incentive Awards for Fiscal 2022 Performance: Cash.* Includes the potential range of 2022 annual incentive awards granted under the Executive Incentive Plan as described in the Compensation Discussion and Analysis. The actual amount earned for fiscal 2022 performance is reported under the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table.

[2] *Long-Term Incentive Awards: Restricted Stock Units.* Includes RSUs granted in fiscal 2022 under the 2017 Stock Compensation Plan.

[3] *Long-Term Incentive Awards: Performance Share Units.* Includes PSUs that will be paid out based on a fiscal 2022-2024 performance period under the 2017 Stock Compensation Plan as described in the Compensation Discussion & Analysis.

[4] *Long-Term Incentive Awards: Options.* Includes options granted in fiscal 2022 under the 2017 Stock Compensation Plan.

Information on the terms of these awards is described under "Elements of Total Direct Compensation and Alignment with Performance Measures" in the Compensation Discussion and Analysis. See Potential Payments Upon Termination or Change in Control for a discussion of how equity awards are treated under various termination scenarios.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table summarizes the outstanding equity awards as of May 29, 2022, for each of the NEOs.

		Option Awards				Stock Awards			
Name	Vesting Date[1]	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($)
Jeffrey L. Harmening	6/26/2022					32,567	2,276,108		
	6/27/2022					130,356	9,110,581		
	6/25/2023					32,589	2,277,645		
	6/30/2023							113,548	7,935,870
	6/29/2024							120,776	8,441,035
	6/30/2024					28,387	1,983,967		
	6/29/2025					30,194	2,110,259		
	6/25/2017	37,895	—	48.33	7/25/2023				
	6/24/2018	60,056	—	53.70	7/24/2024				
	6/30/2019	57,879	—	55.72	7/31/2025				
	6/21/2020	112,748	—	66.52	7/21/2026				
	6/27/2021	270,173	—	55.52	7/27/2027				
	6/26/2022	—	325,663	46.06	7/26/2028				
	6/25/2023	—	162,943	53.70	7/25/2029				
	6/30/2024	—	141,931	61.65	7/31/2030				
	6/29/2025	—	150,967	60.03	7/29/2031				
Jonathon J. Nudi	6/26/2022					12,484	872,507		
	6/27/2022					42,832	2,993,528		
	6/25/2023					10,708	748,382		
	6/30/2023							37,308	2,607,456
	6/29/2024							42,148	2,945,724
	6/30/2024					9,327	651,864		
	6/29/2025					10,537	736,431		
	6/25/2017	10,894	—	48.33	7/25/2023				
	6/24/2018	16,059	—	53.70	7/24/2024				
	6/30/2019	19,293	—	55.72	7/31/2025				
	6/21/2020	42,093	—	66.52	7/21/2026				
	6/27/2021	85,555	—	55.52	7/27/2027				
	6/26/2022	—	124,838	46.06	7/26/2028				
	6/25/2023	—	53,539	53.70	7/25/2029				
	6/30/2024	—	46,635	61.65	7/31/2030				
	6/29/2025	—	52,682	60.03	7/29/2031				

Name	Vesting Date[1]	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($)
Kofi A. Bruce	6/26/2022					3,529	246,642		
	6/27/2022					9,312	650,816		
	6/25/2023					2,328	162,704		
	6/30/2023							26,764	1,870,536
	6/29/2024							38,316	2,677,905
	6/30/2024					6,691	467,634		
	6/29/2025					9,579	669,476		
	6/26/2016	10,911	—	38.15	7/26/2022				
	6/30/2019	14,919	—	55.72	7/31/2025				
	6/21/2020	13,530	—	66.52	7/21/2026				
	6/27/2021	11,257	—	55.52	7/27/2027				
	6/26/2022	—	35,281	46.06	7/26/2028				
	6/25/2023	—	11,639	53.70	7/25/2029				
	6/30/2024	—	33,455	61.65	7/31/2030				
	6/29/2025	—	47,893	60.03	7/29/2031				
Jaime Montemayor	6/27/2022					29,180	2,039,390		
	6/30/2023							22,712	1,587,342
	6/29/2024							23,324	1,630,114
	6/30/2024					5,678	396,835		
	6/29/2025					5,831	407,529		
	6/30/2024	—	28,387	61.65	7/31/2030				
	6/29/2025	—	29,153	60.03	7/29/2031				
Richard C. Allendorf	6/26/2022					7,599	531,094		
	6/27/2022					26,072	1,822,172		
	6/25/2023					6,518	455,543		
	6/30/2023							22,712	1,587,342
	6/29/2024							23,324	1,630,114
	6/30/2024					5,678	396,835		
	6/29/2025					5,831	407,529		
	6/30/2019	30,950	—	55.72	7/31/2025				
	6/21/2020	49,609	—	66.52	7/21/2026				
	6/27/2021	81,952	—	55.52	7/27/2027				
	6/26/2022	—	75,988	46.06	7/26/2028				
	6/25/2023	—	32,589	53.70	7/25/2029				
	6/30/2024	—	28,387	61.65	7/31/2030				
	6/29/2025	—	29,153	60.03	7/29/2031				

		Option Awards				Stock Awards			
Name	Vesting Date[1]	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($)
John R. Church	6/26/2022					7,599	531,094		
	6/27/2022					26,072	1,822,172		
	6/25/2023					6,518	455,543		
	6/30/2023							22,712	1,587,342
	6/29/2024							15,744	1,100,348
	6/30/2024					5,678	396,835		
	6/29/2025					5,831	407,529		
	6/25/2017	22,565	—	48.33	7/25/2023				
	6/24/2018	35,720	—	53.70	7/24/2024				
	6/30/2019	34,727	—	55.72	7/31/2025				
	6/21/2020	49,609	—	66.52	7/21/2026				
	6/27/2021	49,532	—	55.52	7/27/2027				
	6/26/2022	—	75,988	46.06	7/26/2028				
	6/25/2023	—	32,589	53.70	7/25/2029				
	6/30/2024	—	28,387	61.65	7/31/2030				
	6/29/2025	—	29,153	60.03	7/29/2031				

[1] Options and RSUs vest 100% four years after the grant date. PSUs vest three years after the grant date, to the extent they are earned based on a three-year performance period.

[2] Market value of unvested RSUs and PSUs equals the closing price of our common stock on the NYSE at fiscal year-end ($69.89) multiplied by the number of units. Includes PSUs that are eligible to vest in July 2022 based on performance for the fiscal 2020-2022 performance period.

[3] Includes PSUs for fiscal 2021-2023 and fiscal 2022-2024 performance periods for all NEOs. PSUs are valued at the maximum award level. The fiscal 2022-2024 PSU award for Mr. Church reflects a prorated amount due to involuntary termination without cause during the fiscal year of grant.

Option Exercises and Stock Vested for Fiscal 2022

The following table summarizes the option awards exercised and RSUs vested during fiscal 2022 for each of the NEOs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting[2] ($)
Jeffrey L. Harmening	91,453	2,673,425	76,543	4,560,297
Jonathon J. Nudi	10,891	254,740	27,540	1,640,691
Kofi A. Bruce	—	—	9,870	588,119
Jaime Montemayor	—	—	—	—
Richard C. Allendorf	27,101	599,070	19,753	1,176,947
John R. Church	68,306	1,752,680	16,511	983,626

[1] Value realized equals the closing price of our common stock on the NYSE at exercise, less the exercise price, multiplied by the number of shares exercised.

[2] Value realized equals the closing price of our common stock on the NYSE on the vesting date multiplied by the number of shares vested.

Pension Benefits

The company maintains two defined benefit pension plans that include NEOs:

- The General Mills Pension Plan I ("Pension Plan") is a tax-qualified plan available to certain employees in the United States hired prior to June 1, 2013 and provides benefits based on a formula that yields an annual amount payable over the participant's life.

- The Supplemental Retirement Plan of General Mills, Inc. ("Supplemental Retirement Plan") provides benefits based on the Pension Plan formula in excess of the Internal Revenue Code limits placed on annual benefit amounts and annual compensation under the Pension Plan. The Supplemental Retirement Plan also provides benefits based on the Pension Plan formula that is attributable to deferred compensation.

The following table shows present value of accumulated benefits that NEOs are entitled to under the Pension Plan and Supplemental Retirement Plan.

Name	Plan Name	Number of Years Credited Service[1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year[3] ($)
Jeffrey L. Harmening[4]	Pension Plan	27.8710	2,832,528	—
	Supplemental Retirement Plan	27.8710	13,976,197	—
Jonathon J. Nudi[5]	Pension Plan	29.0296	2,171,246	—
	Supplemental Retirement Plan	29.0296	4,657,880	—
Kofi A. Bruce	Pension Plan	13.0000	1,101,234	—
	Supplemental Retirement Plan	13.0000	790,408	—
Jaime Montemayor[6]	Pension Plan	—	—	—
	Supplemental Retirement Plan	—	—	—
Richard C. Allendorf[4]	Pension Plan	23.4785	3,673,343	—
	Supplemental Retirement Plan	23.4785	2,870,592	—
John R. Church[4]	Pension Plan	33.5000	2,678,577	42,322
	Supplemental Retirement Plan	33.5000	6,898,269	1,182

[1] Number of years of credited service equals number of years of actual service. The pension formula is calculated using a maximum of 30 years.

[2] Actuarial present value is based on assumptions and methods used to calculate the benefit obligation under standards established by the Financial Accounting Standards Board, including:

- Discount rate equal to a weighted average of 4.41% as of the end of fiscal 2022;

- Mortality rates based on the Pri-2012 Mortality Table with White Collar adjustment and MP-2021 generational projection;

- Single life annuity payments;

- Age 62 (unreduced benefit retirement age), discounted to current age; and

- No pre-retirement decrements or future increases in pay, service or legislated limits.

[3] In accordance with Section 409A of the Internal Revenue Code, "specified employees," including the NEOs, must wait six months from their termination date to begin payment of any Supplemental Retirement Plan benefit accrued after December 31, 2004 and to receive a distribution of their Supplemental Savings Plan account.

[4] NEO is eligible for early retirement under both the Pension Plan and the Supplemental Retirement Plan.

[5] NEO is not eligible for early retirement but currently qualifies for enhanced early retirement reductions under the "Rule of 70," as described in this section, under both the Pension Plan and the Supplemental Retirement Plan.

[6] NEO is not eligible for the Pension Plan based on his hire date with the company.

The Pension Plan and Supplemental Retirement Plan formulas together provide an annual benefit amount equal to 50% of Final Average Earnings less 50% of the Social Security benefit, prorated for benefit service of less than 30 years, as discussed in this section. Final Average Earnings are the greater of (a) average of the highest five full calendar years of compensation recognized under the Plans, and (b) the final 60 months of compensation. Final Average Earnings generally approximate the salary and non-equity incentive plan compensation reported in the Summary Compensation Table.

Early retirement benefits are available after attaining age 55 and five years of eligibility service. The Final Average Earnings portion of the benefit calculation is reduced by 2% per year for the first three years and by 4% per year for each year thereafter by which commencement precedes age 62. The Social Security offset portion of the benefit calculation is reduced by 5/9 of a percent for each of the first 36 months by which commencement precedes age 65.

Employees hired prior to January 1, 2005 that terminate prior to early retirement eligibility and whose age plus years of eligibility service is greater than or equal to 70 at termination ("Rule of 70"), can commence retirement benefits as early as age 55 with early commencement reductions that are somewhat less favorable than those eligible for early retirement. Other terminations that occur prior to early retirement or Rule of 70 eligibility are eligible to commence benefits as early as age 55 with reductions that are closer to actuarial equivalence.

All distributions under the Pension Plan and Supplemental Retirement Plan are payable in cash. There are no provisions in either Plan that allow for additional years of service above the service actually earned by a participant.

The normal form of payment under the Pension Plan for unmarried participants is a "Single Life Pension," which provides for monthly payments for the participant's lifetime, and for married participants, a "Joint and 50% to Survivor Pension," which provide for monthly payments for the participant's lifetime and, after the participant's death, to the participant's designated joint pensioner for his or her lifetime in 50% of the amount. Additional forms of payment are a "Joint and 75% to Survivor Pension" and a "Joint and 100% to Survivor Pension," which provide for monthly payments for the participant's lifetime and, after the participant's death, to the participant's designated joint pensioner for his or her lifetime in 75% or 100% of the same amount, respectively, and a "Life Annuity with Ten Year Certain," which provides for a pension payable for the participant's lifetime, provided that if the participant dies before 120 monthly pension payments have been made, monthly payments will continue to the participant's beneficiary until a total of 120 payments have been made.

The normal form of payment under the Supplemental Retirement Plan for unmarried participants is a "Single Life Pension," and for married participants, a "Joint and 100% to Survivor Pension." A "Joint and 50% to Survivor Pension" is also available.

Other Retirement Savings Plans

The company also offers the General Mills 401(k) Plan ("401(k) Plan"), a qualified plan available generally to employees in the United States, and the Supplemental Savings Plan of General Mills, Inc. ("Supplemental Savings Plan"), a non-qualified plan. The 401(k) Plan provides for participant contributions, together with a company match and certain company contributions. Company contributions that cannot be deposited in the 401(k) Plan due to deferred compensation or federal limitations on contributions to qualified plans are credited to the Supplemental Savings Plan for eligible participants.

For the NEOs and other U.S. salaried employees hired before June 1, 2013, participant contributions to the 401(k) Plan can be matched up to 6% of earnable compensation subject to Internal Revenue Code limits. The company match has fixed and variable components. The fixed match is 50% on the first 6% of pay. In addition, the company at its discretion may add up to another 50% on the first 6% of pay after the close of each fiscal year, as an annual variable match.

U.S. salaried employees hired on or after June 1, 2013 and U.S. non-union production employees hired on or after January 1, 2018 receive enhanced retirement benefits through the 401(k) Plan and the Supplemental Savings Plan, instead of participating in the Pension Plan and Supplemental Retirement Plan. This enhanced plan will also be provided to all non-union employees effective January 1, 2028, after the pension freeze has become effective. This program is made up of two parts – company match and an annual company contribution. The company match is 100% on the first 4% of pay and 50% on the next 4% of pay. This program does not have a discretionary variable match. In addition to the company match, there is an annual company contribution up to 5% of pay based on age plus service points.

The contributions to the 401(k) Plan and Supplemental Savings Plan for the NEOs hired prior to June 1, 2013, for fiscal 2022 are reported in the Summary Compensation Table (and reflect 95% of the maximum annual contribution available). This contribution was granted to eligible 401(k) Plan participants in light of the company's fiscal 2022 performance. Distributions from the 401(k) Plan are permitted upon the earlier of termination or age 59.5. Distributions from the Supplemental Savings Plan occur in the calendar year following termination.

Nonqualified Deferred Compensation

Our Deferred Compensation Plan is a non-qualified plan that provides most of our executives, including the NEOs, with the opportunity to defer up to 50% of base salary, 90% of annual incentive awards and 100% of RSUs. The CEO can defer up to 100% of his base salary, less tax withholding.

Participants' deferred cash accounts earn a daily rate of return that tracks the investment return achieved under participant-selected investment funds, all of which are offered to participants in our 401(k) Plan. Here are the investment funds that were available for the full fiscal year and their rates of return for fiscal 2022: Stable Value Fund (1.7%); Core Bond Fund (-8.2%); Diversified U.S. Equity Fund (-7.4%); Diversified U.S. Equity Index Fund (-3.7%); Diversified International Equity Fund (-17.8%); Diversified International Equity Index Fund (-12.4%); Multi-Asset Class Fund (-3.4%).

Participants are able to change their investment mix on a daily basis. RSUs in participants' deferred stock accounts earn dividend equivalents equal to regular dividends paid on our common stock. These dividend equivalents are credited to the accounts or paid to the participants. Dividend equivalents credited to each account are used to "purchase" additional stock units for the account at a price equal to the closing price of our common stock on the NYSE on the dividend payment date.

At the time of the deferral election, participants must also select a distribution date and form of distribution. Participants must start receiving distributions from deferred accounts no later than age 70. Furthermore, in the case of deferred cash, participants may not receive distributions for at least one year following the date on which the cash otherwise would have been paid out. In the case of deferred equity awards, participants may not receive shares of common stock in place of stock units for at least one year following the vesting date of the award. Participants may elect to receive distributions in a single payment or up to ten annual installments.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Jeffrey L. Harmening	1,611,083	—	980,001	—	15,353,414
Jonathon J. Nudi	510,194	—	253,270	—	1,756,636
Kofi A. Bruce	—	—	—	—	—
Jaime Montemayor	—	—	—	—	—
Richard C. Allendorf	271,000	—	(37,153)	—	1,289,143
John R. Church	—	—	—	—	—

Potential Payments Upon Termination or Change in Control

Payments and benefits received by the NEOs upon termination are governed by the arrangements described below and quantified at the end of this section. We have estimated the amounts involved assuming that the termination became effective as of the last business day of fiscal 2022. The actual amounts to be paid out can only be determined at the time of the NEO's departure from the company.

Pension Plan and Supplemental Retirement Plan

Generally, any NEOs who are terminated for any reason receive their vested benefits under the Pension Plan and Supplemental Retirement Plan as outlined in the Pension Benefits section.

Deferred Compensation Plan

Generally, any NEOs who are terminated for any reason receive contributions and accumulated earnings as outlined in the Nonqualified Deferred Compensation section. Amounts are paid in accordance with the distribution date and form of distribution elected by the NEO at time of deferral.

Stock Compensation Plans

Unvested equity awards granted to the NEOs are generally treated as follows:

Nature of Termination	RSUs	PSUs[2]	Stock Options
Voluntary	Forfeit	Forfeit	Forfeit
Involuntary for Cause	Forfeit	Forfeit	Forfeit
Involuntary without Cause where Age + Years of Service < 70 years	Pro rata vest	Pro rata vest with payout subject to actual performance at the end of the performance period	Pro rata vest, exercisable for shorter of remainder of option term or one year
Involuntary without Cause where Age + Years of Service ≥ 70 years	Normal vesting continues	Within fiscal year of grant: pro rata vest; After fiscal year of grant: fully vest; payout subject to actual performance at the end of the performance period	Normal vesting continues, exercisable for remainder of option term
Retirement – Normal and Early	Normal vesting continues	Within fiscal year of grant: pro rata vest; After fiscal year of grant: fully vest; payout subject to actual performance at the end of the performance period	Normal vesting continues, exercisable for remainder of option term
Death	Fully vest	Fully vest	Fully vest, exercisable for remainder of option term
Change in Control[1]	Double-trigger vesting	Double-trigger vesting	Subject to double-trigger vesting and then exercisable for shorter of remainder of option term or one year

Equity awards granted to the Chief Executive Officer, beginning with the June 2018 award, have the same termination provisions set forth in the table above, except for the following more restrictive vesting provisions:

Nature of Termination	RSUs	PSUs	Stock Options
Involuntary without Cause	Pro rata vest	Pro rata vest with payout subject to actual performance at the end of the performance period	Pro rata vest, exercisable for shorter of remainder of option term or one year
Early Retirement (age 55 + 5 years of service)	Pro rata vest	Pro rata vest with payout subject to actual performance at the end of the performance period	Pro rata vest, exercisable for remainder of option term
Normal Retirement (age 62 + 5 years of service)	Normal vesting continues	Within fiscal year of grant: pro rata vest; After fiscal year of grant: fully vest; payout subject to actual performance at the end of the performance period	Normal vesting continues, exercisable for remainder of option term

[1] For double trigger vesting: (1) the change in control must be consummated, and (2) either the participant must be involuntarily terminated other than for cause (or must terminate with "good reason") within two years of the change in control, or awards are neither assumed nor replaced with awards that fairly preserve their value.

[2] Beginning with the fiscal 2022 grant all NEOs are required to hold PSUs for an addition one-year period after vesting.

Health Benefits

The NEOs who were hired prior to January 1, 2016 qualify for the same retiree medical benefits available to the rest of our salaried employees in the United States who were hired prior to January 1, 2016. If an NEO is involuntarily terminated or terminated in connection with a change in control, he or she can receive medical coverage for 18 to 24 months under the Severance Plan described below. This coverage is the same as all other salaried employees would receive if involuntarily terminated.

Executive Separation Pay and Benefits Program

The General Mills Separation Pay and Benefits Program for Officers ("Severance Plan") establishes the severance payments and benefits for all corporate executives, including the NEOs. The Severance Plan is intended to attract and retain NEOs and to promote orderly succession for key roles, particularly during the critical period surrounding a change in control when they are needed to minimize disruption to the business and to reassure shareholders and other stakeholders. This Severance Plan is in lieu of employment contracts, which we do not have with any NEO.

For the NEOs, the Severance Plan provides 18 to 24 months continuation of base salary, target bonus, health benefits, life insurance and outplacement assistance following an involuntary termination other than for cause, death or disability. The Severance Plan also provides for a pro-rated bonus in the year of termination based on actual results for the year. Base salary and bonus continuation payments are paid monthly, and medical and dental benefits are maintained by the company as outlined in the Severance Plan.

In the event of a change in control and either (i) an involuntary termination other than for cause, death or disability or (ii) voluntary termination for good reason within two years after a change in control, select senior executives, including each NEO, will receive a lump sum payment equal to 18 to 24 months of base salary and target bonus payable within 30 days of termination, in addition to the other benefits described above.

Executives who are eligible for change in control payments will not receive excise tax gross-ups on those payments to the extent they are subject to excise taxes under Internal Revenue Code Section 4999. Instead, change in control payments will be subject to a "net best" provision, whereby the NEOs will receive either the original amount of the payment or a reduced amount, depending on which will provide them a greater after-tax benefit.

As a condition of receiving benefits under the Severance Plan, the NEOs are required to sign a separation agreement containing a general release and confidentiality, cooperation with litigation, non-disparagement, non-competition and non-solicitation provisions.

For the purposes of the Severance Plan, "change in control" includes:

- Certain acquisitions of 20% or more of the voting power of securities entitled to vote in the election of directors;
- Changes in a majority of the incumbent directors (incumbent directors include directors approved by a majority of the incumbents);
- Certain reorganizations, mergers, asset sales or other transactions that result in existing shareholders owning less than 60% of the company's outstanding voting securities; or
- A complete liquidation of the company.

"Cause" includes:

- Conviction of, or plea of guilty or no contest with respect to, a felony;
- Improper disclosure of proprietary information or trade secrets of the company and its affiliates;
- Willful failure to perform, or negligent performance of, employment duties;
- Falsification of any records or documents of the company and its affiliates;
- Willful misconduct, misappropriation, breach of fiduciary duty, fraud, or embezzlement with regard to the company and its affiliates;
- Violation of any employment rules, policies or procedures of the company and its affiliates; or
- Intentional or gross misconduct that injures the business or reputation of the company and its affiliates.

"Good reason" includes:

- Material diminishment of the executive's position, authority, duties or responsibilities;
- Decrease in base salary, annual bonus or long-term incentive opportunity;
- Certain required relocations; or
- Failure to bind successors to the Severance Plan.

Payments and Benefits as of the Last Business Day of Fiscal 2022

The payments and benefits for the NEOs under each termination scenario are outlined below. Perquisites and other personal benefits are valued on the basis of their aggregate incremental cost to the company.

TERMINATION AND CHANGE IN CONTROL PAYMENTS AND BENEFITS

Benefit or Payment	Retirement	Involuntary Not For Cause Termination	Death	Change in Control
Prorated Bonus	Yes	Yes	Yes	Yes
Deferred Compensation Plan Contributions and Earnings	Yes	Yes	Yes	Yes
Vested Benefits in the Pension Plan and Supplemental Retirement Plan[1]	Yes	Yes	Yes	Yes
Vesting of Unvested RSUs[2]				
Vesting of Unvested PSUs[3]		Treatment upon termination outlined on page 62		
Vesting of Unvested Stock Options[4]				
Medical and Life Insurance Benefits[5]	General Plan	Continued 18-24 months	No	Continued 18-24 months
Spouse/Dependent Medical Benefits[5]	General Plan	Continued 18-24 months	No	Continued 18-24 months
Pay Continuance	No	18-24 months' Salary & Target Bonus	No	18-24 months' Salary & Target Bonus
Outplacement Assistance	No	Yes	No	Yes
Financial Counseling[6]	Yes	No	Yes	No
Company Car Purchase Option	Yes	Yes	No	No

[1] Mr. Allendorf, Mr. Church and Mr. Harmening were eligible for early retirement as of the last business day of fiscal 2022.

[2] For vesting of unvested RSUs, the values included in the table at the end of this section are based on the number of RSUs that would have vested if termination occurred on the last business day of fiscal 2022, multiplied by the closing price of our common stock on the NYSE as of that date ($69.89). RSUs granted to the CEO, beginning with the fiscal 2018 award, and all other NEOs beginning with the fiscal 2019 award will have continued vesting in the case of "retirement" and "involuntary not for cause termination".

[3] For vesting of unvested PSUs, the values included in the table at the end of this section are based on the number of PSUs that would have vested if termination occurred on the last business day of fiscal 2022, assuming target performance, multiplied by the closing price of our common stock on the NYSE as of that date ($69.89).

[4] For vesting of unvested stock options, the values included in the table at the end of this section are based on the number of options that would have vested if termination occurred on the last business day of fiscal 2022, multiplied by the difference between the exercise price and the closing price of our common stock on the NYSE as of that date ($69.89).

[5] The NEOs hired prior to January 1, 2016 qualify for retiree medical benefits available to the rest of our salaried employees in the United States hired prior to January 1, 2016. Executives receive 18 to 24 months continued pay and medical and life insurance benefits if they are involuntarily terminated or terminated in connection with a change in control.

[6] One year of financial counseling is available if the NEO is retirement eligible. Mr. Church qualified as of the last business day of his retirement date. One year of financial counseling is also available to a NEO's spouse upon the officer's death, whether or not the officer was retirement eligible.

The following table outlines the value of payments and benefits that the NEOs would receive under various termination scenarios as of the last business day of fiscal 2022, excluding any prorated bonus, Deferred Compensation Plan contributions and earnings and vested benefits in the Pension Plan and Supplemental Retirement Plan:

Name	Retirement on 5/29/2022 ($)	Involuntary Not For Cause Termination on 5/29/2022 ($)	Death on 5/29/2022 ($)	Change in Control Under Severance Pay Plan on 5/29/2022 ($)
Jeffrey L. Harmening	—	17,530,811	40,790,009	43,689,555
Jonathon J. Nudi	—	2,638,044	14,132,728	16,762,772
Kofi A. Bruce	—	3,604,460	6,494,922	8,005,147
Jaime Montemayor	—	1,942,224	5,219,452	6,332,229
Richard C. Allendorf	8,000	1,751,912	8,451,344	10,187,256

On January 31, 2022, John Church, our former Chief Transformation & Enterprise Services Officer qualified for the following severance payments and benefits in connection with his role elimination and involuntary termination without cause from the company, which are valued on the basis described above:

He received a two-year continuation of base salary and target bonus totaling $2,576,400 under the Severance Plan. The portion paid to Mr. Church in fiscal 2022 is included in the Summary Compensation Table. Outstanding equity awards will continue to vest until the end of the original vesting periods and did not accelerate upon his departure. The company granted Mr. Church a financial counseling allowance of $8,000 and provided outplacement assistance.

He will also receive his prorated bonus, Deferred Compensation Plan contributions and earnings, vested benefits in the Pension Plan and Supplemental Retirement Plan and retiree medical benefits available to the rest of our salaried employees in the U.S.

CEO Pay Ratio

Pursuant to Item 402(u) of Regulation S-K, the company is required to disclose the ratio of the annual total compensation of our CEO to the annual total compensation of the median employee of the company (the "Pay Ratio Disclosure"). For fiscal 2022:

• The total compensation of our median employee was $62,454;

• The total compensation of our CEO was $12,266,195; and

• The ratio of our CEO's total compensation to the median employee's total compensation was 196 to 1.

To identify our median employee, we compared fiscal 2022 base salaries, target annual incentives and allowances for all individuals who were employed by us on March 1, 2022, excluding our CEO, annualized for any permanent employees who joined the company during fiscal 2022. We did not make any cost-of-living adjustments. We excluded all employees based in the following countries as permitted by SEC rules under a de minimis exemption: Mexico (1,047) and Taiwan (412). The total number of excluded employees (1,459) represents less than 5% of our total employee population of approximately 32,500 employees worldwide.

The Pay Ratio Disclosure presented above is a reasonable estimate. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, the Pay Ratio Disclosure may not be comparable to the pay ratio disclosures reported by other companies.

Ratify Appointment of the Independent Registered Public Accounting Firm

 **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL 2023.**

The audit committee is responsible for the selection, retention, oversight, evaluation and compensation of the independent auditor. The audit committee has appointed KPMG LLP ("KPMG") to serve as our independent auditor for fiscal 2023. KPMG has served as the company's independent auditor since 1928.

The audit committee annually reviews KPMG's qualifications, performance, independence and fees in making its decision whether to engage KPMG. The focus of the process is to select and retain the most qualified firm to perform the annual audit. During the review and selection process, the audit committee considers a number of factors, including:

- Recent and historical audit performance, including the results of a management survey concerning KPMG's service;
- The relevant experience, expertise and capabilities of KPMG and the audit engagement team in relation to the nature and complexity of our business;
- A review of the firm's independence and internal quality controls;
- Any legal or regulatory proceedings that raise concerns about KPMG's qualifications or ability to continue to serve as our independent auditor, including reports, findings and recommendations of the Public Company Accounting Oversight Board ("PCAOB");
- The appropriateness of KPMG's fees for audit and non-audit services; and
- The length of time that KPMG has served as our independent auditor, the benefits of maintaining a long-term relationship and controls and policies for ensuring that KPMG remains independent.

In accordance with SEC rules and company policies, our lead engagement partner is limited to a maximum of five years of service in that capacity. In order to select the lead engagement partner, management meets with each candidate for the role and then reviews and discusses the candidates with the chair of the audit committee, who meets with selected candidates. Based on recommendations from management and the chair, the full committee reviews and approves the lead engagement partner.

Based on its annual review, the audit committee believes that the retention of KPMG as our independent auditor is in the best interests of the company and its shareholders. We are asking shareholders to ratify the appointment of KPMG for fiscal 2023. If shareholders do not ratify the appointment of KPMG, the audit committee will reconsider its selection, but it retains sole responsibility for appointing and terminating our independent auditor.

Representatives from KPMG will attend the 2022 Annual Meeting and will have the opportunity to make a statement and answer questions.

Independent Registered Public Accounting Firm Fees

The following table shows aggregate fees paid to KPMG during the fiscal years ended May 29, 2022, and May 30, 2021.

	Fiscal Year	
(In thousands)	2022	2021
Audit Fees	$ 8,548	$ 7,112
Audit-Related Fees[1]	3,746	2,342
Tax Fees[2]	2,005	2,094
All Other Fees	—	—
TOTAL FEES	$14,299	$11,548

[1] Includes primarily audit related due diligence matters and audit services for benefit plans and the General Mills Foundation.

[2] Includes primarily tax structure services, transfer pricing studies and planning and compliance filings.

The audit committee has determined that performance of the services described in the table is compatible with maintaining the independence of KPMG.

Auditor Services Pre-approval Policy

The audit committee has a formal policy concerning approval of all services to be provided by KPMG, including audit, audit-related, tax and other services. The policy requires that all services KPMG may provide to us be pre-approved by the audit committee. The chair of the audit committee has the authority to pre-approve permitted services that require action between regular audit committee meetings, provided the chair reports to the full audit committee at the next regular meeting. The audit committee approved all services provided by KPMG during fiscal years 2021 and 2022.

Audit Committee Report

The Audit Committee. The audit committee of the board of directors consists of the five directors named below this report. Each member of the audit committee is an independent director under our guidelines and as defined by NYSE listing standards and SEC regulations for audit committee membership.

In addition, the board of directors has unanimously determined that Mr. Clark, Mr. Cordani, Ms. Henry and Mr. Sprunk qualify as "audit committee financial experts" within the meaning of SEC regulations and have accounting or related financial management expertise within the meaning of NYSE listing standards. The board of directors has also unanimously determined that all audit committee members are financially literate within the meaning of the NYSE listing standards.

The audit committee, which operates according to its charter, is primarily responsible for oversight of our financial statements and internal controls; assessing and ensuring the independence, qualifications and performance of the independent registered public accounting firm; approving the independent registered public accounting firm's services and fees; reviewing our risk assessment process and ethical, legal and regulatory compliance programs; and reviewing and approving our annual audited financial statements before issuance, subject to the board's approval. The audit committee's charter may be found on our website located at **www.generalmills.com** in the "Investors" section under "Corporate Governance."

Audit Committee Report. The following is the report of the audit committee with respect to our audited financial statements for the fiscal year ended May 29, 2022.

The audit committee has reviewed and discussed the company's audited financial statements for the fiscal year ended May 29, 2022, with management and KPMG, with and without management present. In connection with that review, the audit committee considered and discussed the quality of the company's financial reporting and disclosures, management's assessment of the company's internal control over financial reporting and KPMG's evaluation of the company's internal control over financial reporting.

The audit committee has reviewed with KPMG the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. This review included a discussion with management and the independent auditor of the quality, and not just the acceptability, of the company's accounting principles, the reasonableness of significant estimates and judgments and the disclosures in the company's consolidated financial statements, including the disclosures relating to critical accounting policies.

In addition, the audit committee has discussed with KPMG its independence from management and the company, as well as the matters in the written disclosures and the letter received from KPMG required by applicable requirements of the PCAOB regarding the independent auditor's communications with the audit committee concerning independence. The audit committee has reviewed all fees paid to KPMG during the fiscal year and has considered the compatibility of KPMG's performance of non-audit services, including the tax planning services described above, with the maintenance of KPMG's independence as the company's independent auditor.

Based on the audit committee's review and discussions referred to above, the audit committee recommended to the company's board of directors that the company's audited financial statements be included in the company's annual report on Form 10-K for the fiscal year ended May 29, 2022, for filing with the SEC.

SUBMITTED BY THE AUDIT COMMITTEE:

Maria G. Henry, *Chair*
R. Kerry Clark
David M. Cordani
Elizabeth C. Lempres
Eric D. Sprunk

PROPOSAL NUMBER 5:

Shareholder Proposal – Independent Board Chairman

The following shareholder proposal has been submitted by John Chevedden on behalf of Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, the owner of at least 250 shares of General Mills, Inc. stock. The proposal, including the caption, graphic and supporting statement submitted by the proponent, are set forth below and will be voted on at the 2022 Annual Meeting upon proper presentation by Mr. Chevedden.

Proposal 5 – Independent Board Chairman


FOR
Shareholder Rights

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis.

The Chairman shall not be a former CEO of the company.

This proposal topic won 52% support at Boeing and 54% support at Baxter International in 2020. Boeing then adopted this proposal topic in June 2020. The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company.

Our current Lead Director, Mr. Steve Odland, might be called a role model for exactly what shareholders do not want to have in a Lead Director - An executive who has served in the dual roles of CEO/Chairman at other companies for almost a decade. Mr. Odland has a total of 9-years experience in the dual roles Chairman and CEO at the household name companies of Office Depot and AutoZone.

Mr. Odland is thus apparently a staunch believer in combining the dual roles of Chairman which leads to the collusion of giving great deference to the person who now holds the dual roles of Chairman and CEO. To do otherwise could be seen as a repudiation of Mr. Odland's service at Office Depot and AutoZone.

Mr. Odland and our CEO/Chairman Mr. Jeffrey Harmening thus have a common CEO/Chairman bond that may not be in the best interest of shareholders. It is like having the CEO at one company as the Chairman of the committee that determines CEO pay at another company. It is also like being members of the same CEO/Chairman fraternity.

An independent director as Chairman can better manage the Board of Directors. Without an independent chairman shareholders have a greater need to monitor the directors. Without an independent chairman shareholders also need the ability to call a special shareholder meeting or act by written consent in order to replace a director if need be.

We have neither the right to call a special shareholder meeting or act by written consent. To also help make up for a lack of these rights we need an independent director as Chairman.

Please vote yes:

Independent Board Chairman – Proposal 5

Statement by Your Board of Directors AGAINST the Proposal

RESOLVED, that the board of directors unanimously recommends a vote AGAINST the proposal for the following reasons:

Our independent directors determine the board leadership structure that in their judgment best serves the interests of the company and its shareholders. Having the ongoing flexibility and discretion to determine whether the same individual should serve as both Chief Executive Officer and Chairman, or whether the roles should be separated, is critical for allowing the independent directors to determine the leadership structure best for the Company and its shareholders at any given point in time. Whenever the board determines that the same individual should hold the positions of Chairman and Chief Executive Officer, and at any time when the Chairman is not independent, the independent directors must elect an Independent Lead Director.

The changes called for in the shareholder proposal would eliminate the independent directors' ability to exercise their judgment on this important issue by requiring that the company's governing documents be amended to permanently require that the roles of Chairman and Chief Executive Officer be held by separate individuals.

Our current board leadership structure is optimal for the company at this time and has delivered strong performance and robust independent board oversight. In connection with the review of the shareholder proposal, the Corporate Governance Committee and full board evaluated our current board leadership structure. The board continues to believe that the critical oversight provided by an independent board and strong Independent Lead Director, combined with the organizational leadership of the Chairman and Chief Executive Officer, best serves the interests of the company and its shareholders at this time. This arrangement has created and sustained an environment in which the board works collaboratively with management, while ensuring that the independent directors can effectively oversee performance and hold senior leaders accountable. In recognition of the large, complex and global nature of our business, the independent directors have determined that a combined Chairman and Chief Executive Officer provides clear leadership and accountability throughout the organization and best ensures alignment between the board and management on issues of strategy, priorities and accountability.

Under our current board leadership structure, the board and management team have delivered strong results for our shareholders, continued to enhance the company's environmental, social, governance and executive compensation practices and processes, and strengthened the board's oversight of critical strategic operating issues. In particular, during Mr. Harmening's tenure as Chairman and Chief Executive Officer, we have:

- Developed and executed on our Accelerate strategy to drive sustainable, profitable growth and top tier returns for our shareholders over the long term;
- Delivered strong total shareholder returns (TSR), including 59% TSR performance over the past 3-years[1], outperforming the S&P 500 by 30% and the average performance of our compensation peer group by 26%;
- Reshaped our portfolio to drive faster, more profitable growth, and executed landmark transactions, including the acquisitions of Blue Buffalo and Tyson Foods' pet treat business and the divestitures of our European Yoplait operations and Helper and Suddenly Salad businesses;
- Maintained a leading position in our industry and the S&P 500 on board diversity with a board comprised of 50% women and 33% ethnically diverse directors;
- Launched new goals to align with the Science Based Targets Initiative (SBTi), including a commitment to reduce GHG emissions by 30% by 2030 and achieve net-zero emissions by 2050, and committed to advance regenerative agriculture practices on 1 million acres of farmland by 2030;
- Advanced our efforts to drive social change through donating more than $18 million to promote equality in K-12 education and doubling our spending with minority-owned businesses; and
- Averaged 94.3% on the company's annual executive compensation say on pay voting results.

---

[1] 3-Year TSR data as of June 30, 2022; Source: Capital IQ.

Our Independent Lead Director role is robust with substantive leadership responsibilities that ensure strong independent oversight. The board recognizes the importance of appointing an Independent Lead Director to maintain a strong independent board leadership structure that functions collaboratively with management, while maintaining independent oversight. Therefore, the position of Independent Lead Director comes with a clear mandate and significant authority and responsibilities. The primary responsibilities of the Independent Lead Director are to:

- Review and approve board agendas with the Chairman;
- Preside at all board meetings in which the Chairman is not present, including executive sessions of the independent directors (held at each board meeting), and inform the Chairman of issues considered and decisions reached during those sessions;
- Facilitate effective and candid board discussions and communications to optimize board performance;
- Meet regularly with the Chairman, serve as a liaison between the Chairman and the independent directors, and help facilitate communications between the board and senior management;
- Lead the board in setting forth and enforcing its expectations of ethical standards at the board and senior leadership levels;
- Interview each independent director separately as part of the annual board evaluation process;
- Advise the Chairman of the board's informational needs and provide guidance on the types of information sent to the board;
- Call meetings of the independent directors, as needed, and set agendas for executive sessions; and
- Serve as a board representative for consultation and direct communication with major shareholders when appropriate.

These significant Independent Lead Director responsibilities contribute meaningfully to the board's independent oversight of management and help ensure that the perspectives of our independent directors are strongly represented on the board.

Our board leadership structure is further supported by a strong independent board and corporate governance structures that promote effective independent oversight and accountability.

The board maintains a strong corporate governance framework that supports the objective and independent board leadership structure necessary to effectively challenge and oversee management and to effectively oversee key issues facing the company. We have a diverse and experienced team of directors who are elected annually by majority vote of the company's shareholders. With the exception of our Chairman and Chief Executive Officer, all of our directors are independent. The chair and members serving on each of the board's committees, including Audit, Compensation, Corporate Governance, Finance and Public Responsibility are independent, and their committee appointments are determined and approved by the independent directors on an annual basis. The board meets in executive session, without members of management, at each board meeting. The board also meets in executive session to review the performance of the Chief Executive Officer and the compensation recommended by the independent Compensation Committee. These and other governance practices (more fully described in the "Corporate Governance" section) serve to ensure that the board is able to provide independent oversight of management and the company.

For these reasons, the board of directors unanimously recommends that shareholders vote AGAINST the proposal.

Shareholder Proposal – Plastic Packaging

The following shareholder proposal has been submitted by Green Century Capital Management Inc. on behalf of the Green Century Equity Fund 114 State Street, Suite 200, Boston, MA 02109, the owner of at least $25,000 in General Mills, Inc. stock. The proposal and supporting statement submitted by the proponent, are set forth below and will be voted on at the 2022 Annual Meeting upon proper presentation.

Whereas: General Mills uses plastic packaging, including flexible plastics that are not curbside recyclable.

Only 9% of all plastic made in the last 60 years has been recycled. An estimated 11 million tons of plastic waste is released into the ocean annually, killing over 1 million marine animals every year. Flexible plastic represents 59% of all plastic production but accounts for 80% of plastic leakage to oceans. Microplastics can now be found in our food and water, with one study finding humans may consume a credit card's worth of plastic every week.

A Pew Charitable Trust study found that existing industry and government commitments will only reduce marine plastic pollution 7% by 2040. Without stronger corporate commitments to plastic reduction, the amount of plastic entering the ocean could triple by 2040.

Consumer concern for plastic waste is growing and could pose reputational risk to the Company. One recent survey found that 84% of U.S. shoppers are concerned about plastic and packaging waste. In another, two-thirds of Millennial and Gen Z respondents reported taking steps to reduce their single use plastic usage, and both generations named climate change and the environment as their top societal concerns.

General Mills' lagging plastic policies may leave it vulnerable to a changing regulatory landscape. In 2021 Maine and Oregon adopted the nation's first producer responsibility laws for consumer packaging, which will make producers financially responsible for post-consumer packaging waste management. Numerous states are considering similar legislation this year. States are also beginning to adopt minimum recycled content mandates for plastic packaging.

Competitors like Mondelez and Kraft Heinz have set or committed to set virgin plastic reduction goals, and Conagra has set an absolute plastic elimination goal. Kellogg is a signatory to the Ellen MacArthur Foundation Global Commitment, through which it will also be required to set a plastic reduction goal.

Despite the business risks and broad societal impact, General Mills has no quantitative goal or timeline for reducing its plastic packaging use.

Resolved: Shareholders request that General Mills issue a report, at reasonable cost and omitting proprietary information, assessing if and how the Company can increase the scale, pace, and rigor of its sustainable packaging efforts by reducing its absolute plastic packaging use.

Supporting Statement: Proponents defer to management on the content of the report, but suggest that indicators meaningful to shareholders may include:

• Quantitative, time bound goals for reducing absolute plastic use, reducing virgin plastic use, and increasing post-consumer recycled plastic use; and
• Annual disclosure of metrics related to the Company's plastic use, such as reporting on plastic packaging use by weight and unit and portfolio-wide recycled plastic content use.

Statement by Your Board of Directors AGAINST the Proposal

RESOLVED, that the board of directors unanimously recommends a vote AGAINST the proposal for the following reasons:

General Mills is advancing its recyclable packaging ambition through strategies that best fit our product portfolio while maintaining the safety, nutrition, and quality of our products. Given the publicly available, annually updated reporting on our sustainable packaging progress, the food safety challenges posed by post-consumer recycled plastic in food contact packaging, and our strong record of leadership and innovation in the packaging space, shareholders would not benefit from the proposed report or its implied strategy adjustment.

In 2019, we announced our comprehensive packaging ambition that all General Mills brands will design 100% of our packaging to be recyclable or reusable by 2030 (by weight). As we report publicly in our annual Global Responsibility Report, as of fiscal 2021:

• 89% of our global packaging is recyclable or reusable by weight.

• More than half of all the packaging we use (57%) is fiber based. This is sustainably sourced using recycled materials or sustainably grown virgin wood fiber, avoiding deforestation.

• Another 16% is steel; 2% is composite cans; 1% is glass; and 1% is aluminum.

• The remaining 23% of our packaging by weight is plastic. While we are innovating in plastic packaging, including bio-plastic film and recycled content in cereal box liners, the majority of our plastic packaging is direct food contact packaging without a widely available and safe, food grade post-consumer recycled plastic ("PCR") alternative.

The plastic packaging structures we use need to maintain our food's safety, nutrition, taste, and shelf-life. While we continue to seek alternatives, there are currently no widely available safe plastic replacement options that meet the wide range of requirements for our products. We are able to reduce use of plastic packaging through strategies such as light weighting, which brings both cost savings and sustainability benefits. However, direct food contact materials – for example, the liner in a cereal box or a box of cake mix – must meet high standards for contaminant migration and durability to protect consumer safety. PCR is not always appropriate or available for food contact use. In fact, the only PCR available at scale today is polyethylene terephthalate ("PET") plastic, which has fewer applications for our packaging needs. Food and beverage companies with large portfolios of bottled beverages or condiments use significant amounts of PET. For General Mills, PET comprises only a small fraction of the plastic packaging we are able to use.

General Mills has been recognized as an innovation leader for packaging recyclability and related consumer education. In partnership with Charter NEX and Envision Plastics, our Annie's brand worked for several years to develop a safe cereal liner that uses 35% or more PCR high-density polyethylene plastic. We are expanding use to our Cascadian Farm branded cereals and encouraging other food manufacturers to use it as well. This industry-first innovation won a Sustainable Packaging Coalition Innovator award in 2019[1]. While it is a step forward, the material is not widely available and is not a viable replacement for all food contact plastic.

To advance recyclability for another one of our plastic packaging materials, General Mills launched the Nature Valley Crunchy bar wrapper that is recyclable via store drop-off, the first such snack bar wrapper in market. As a key first step towards a circular economy, wrappers recycled through store drop-off programs are turned into new materials like composite lumber. To encourage adoption of this technology and reach greater scale, General Mills did not pursue a patent on the packaging technology. This achievement was also recognized by the Sustainable Packaging Coalition in a 2021 award for innovation in recovery[2].

General Mills has also leaned into consumer education. Across our entire U.S. portfolio, more than two-thirds of our products include How2Recycle labels, providing standardized recyclability information to consumers. With the release of the Nature Valley wrapper recyclable via store-drop off, we launched a national ad campaign to educate consumers about the new wrappers and how to recycle them. When our Annie's PCR cereal liner came to market, we used some of our most prized real estate – the back of the cereal box – to educate consumers on recyclable materials and direct them to how2recycle.info for recycling information for their localities. The marketing components of our efforts have been lauded as differential by the Sustainable Packaging Coalition.

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[1] https://sustainablepackaging.org/2019-innovation-in-responsible-sourcing-winner-annies-homegrown/

[2] https://sustainablepackaging.org/2021-spc-innovator-award-innovation-in-recovery-winner/

General Mills recognizes the need for improved recycling infrastructure, for both product packaging and tertiary wrap. To that end, General Mills and others invested in establishing a state-of-the-art flexible film recycling plant to be developed by Myplas in our home state of Minnesota. Slated to open in Spring 2023, the 170,000 square foot plant aims to recycle nearly 90 million pounds of low- and high-density polyethylene packaging and film annually at full capacity[3]. Investment partner Charter Next Generation will purchase recycled resin from Myplas for use in food, industrial and healthcare film products. Companies including General Mills will also evaluate product applications using these materials.

For these reasons, the board of directors unanimously recommends that shareholders vote AGAINST the proposal.

Stock Ownership Information

Ownership of General Mills Common Stock by Directors, Officers and Certain Beneficial Owners

The following table shows the amount of General Mills common stock beneficially owned by (a) each director and director nominee, (b) each named executive officer listed in the Summary Compensation Table, (c) all directors, director nominees and executive officers as a group and (d) each person or group owning more than 5% of our outstanding shares. Unless otherwise noted, all amounts are as of July 29, 2022, and the shareholders listed in the table have sole voting and investment power with respect to the shares owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		
	Shares[1]	Exercisable Options[2]	Percent of Class
Richard Allendorf	94,892	207,549	
Kofi A. Bruce	29,643	74,987	*
John Church	33,159[3]	245,576	*
Clark, Ronald Kerry	56,835	—	*
Cordani, David	39,385	—	*
Goodwin, Kim	5,322	—	*
Jeffrey L. Harmening	371,888[4]	864,414	*
Henry, Maria	32,525	—	*
Jenkins, Jo Ann	9,521	—	*
Lempres, Liz	12,814	—	*
Jaime Montemayor	18,994	—	*
Neal, Diane	14,318	—	*
Jonathon J. Nudi	69,407	212,027	*
Odland, Stephen	165,162	—	*
Sastre, Maria	15,233	—	*
Sprunk, Eric D.	22,926	—	*
Uribe, Jorge A.	24,677[5]	—	*
All directors, nominees and executive officers as a group (25 persons)	1,443,451[6]	2,521,332	*
The Vanguard Group, Inc.	50,732,057[7]	—	8.5
BlackRock, Inc.	45,390,320[8]	—	7.6
Capital Group International	34,455,334[9]	—	5.8
State Street Corporation	34,440,202[10]	—	5.8

[1] Includes:

- Shares of our common stock directly owned;
- Shares of our common stock allocated to participant accounts under our 401(k) Plan;
- RSUs that vest within 60 days of July 29, 2022, as to which the beneficial owner currently has no voting or investment power: 3,034 RSUs for each independent director except 2,534 for Ms. Goodwin; and 32,874 RSUs for all directors, nominees and executive officers as a group; and
- Stock units that have vested and been deferred, as to which the beneficial owner currently has no voting or investment power: 7,599 units for Mr. Allendorf; 34,067 units for Mr. Clark; 156,004 units for Mr. Harmening; 11,284 units for Ms. Neal; 37,618 units for Mr. Nudi; 67,277 units for Mr. Odland; 11,199 units for Ms. Sastre; 19,892 units for Mr. Sprunk; and 549,550 units for all directors, nominees and executive officers as a group.

[2] Includes options that were exercisable on July 29, 2022 and options that become exercisable within 60 days of July 29, 2022.

[3] Includes 18,693 shares held in individual trusts by Mr. Church or his spouse, for which they serve as trustees.

[4] Includes 132,487 shares held in individual trusts by Mr. Harmening or his spouse, for which they serve as trustees.

[5] Includes shares held in individual trust by Mr. Uribe, for which he serves as trustee.

[6] Includes 276,712 shares held solely by, jointly by, or in trust for the benefit of family members.

(7) Based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2022 by The Vanguard Group and its subsidiaries ("Vanguard"), at 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The filing indicated that as of December 31, 2021, Vanguard had sole investment power over 48,227,960 of these shares and shared investment power over 2,504,097 of these shares. The filing also indicated that as of December 31, 2021, Vanguard had shared voting power over 970,440 of these shares.

(8) Based on information contained in a Schedule 13G/A filed with the SEC on February 1, 2022 by BlackRock, Inc. and its subsidiaries ("BlackRock"), at 55 East 52nd Street, New York, New York 10055. The filing indicated that as of December 31, 2021, BlackRock had sole investment power over all of these shares, and sole voting power over 38,862,000 of these shares.

(9) Based on information contained in a Schedule 13G filed with the SEC on February 11, 2022 by Capital International Investors and its subsidiaries ("Capital International"), at 333 South Hope Street, 55th Fl, Los Angeles, California 90071. The filing indicated that as of December 31, 2021, Capital International had sole investment power over all of these shares and sole voting power over 34,437,306 of these shares.

(10) Based on information contained in a Schedule 13G/A filed with the SEC on February 11, 2022 by State Street Corporation and its subsidiaries ("State Street"), at State Street Financial Center, 1 Lincoln Street, Boston, Massachusetts 02111. The filing indicated that as of December 31, 2021, State Street had shared investment power over 34,424,009 of these shares and shared voting power over 30,778,705 of these shares.

Related Policies

Independent Director Stock Ownership Policy

A substantial portion of independent director compensation is linked to our stock performance, and directors can elect to receive their entire board remuneration in stock and stock-related compensation. Our policy requires that independent directors keep all of the shares that they receive as compensation until they own shares equal in market value to at least five times their annual retainer, excluding any fees for serving as Independent Lead Director, chairing a committee or serving on the audit committee. As of July 29, 2022, all independent directors had met or exceeded these stock ownership requirements, except for C. Kim Goodwin who joined the board in 2022.

Director Stock Ownership Requirement

5x
annual cash retainer

Significant Executive Investment in Company Stock

Long-term stock ownership is deeply engrained in our executive culture, and it reflects our executives' strong commitment to the company's success. Minimum ownership requirements are ten times annual salary for the CEO, five times annual salary for members of the CEO's senior leadership team and three times annual salary for other corporate officers. Executives must hold 50% of net, after-tax shares that they receive pursuant to stock awards until they meet the ownership requirements. Additionally, in support of our stock ownership guidelines, starting with the fiscal 2022 grant, NEOs will be required to hold earned PSUs for a minimum of one-year after vesting. Stock ownership includes direct and indirect ownership, deferred stock units, unvested RSUs and stock held in the 401(k) Plan as of July 29, 2022, but does not include unvested PSUs and stock options. Given Mr. Montemayor's recent appointment as Chief Data and Technology Officer, he is currently below our minimum ownership requirements.

STOCK OWNERSHIP FOR ACTIVE NAMED EXECUTIVE OFFICERS

Name	Required Base Salary Multiple	Shares Owned	Actual Base Salary Multiple
Jeffrey L. Harmening Chairman and CEO	10x	494,193	30x
Jonathon J. Nudi Group President, North America Retail	5x	108,163	10x
Kofi A. Bruce Chief Financial Officer	5x	56,425	5x
Jaime Montemayor Chief Digital and Technology Officer	5x	36,730	4x
Richard C. Allendorf Former General Counsel & Secretary	5x	120,455	14x

Prohibitions on Hedging or Pledging Company Stock

Executive officers and directors of the company are not permitted to hedge or otherwise monetize their interests in company securities or pledge company securities as security for loans. These restrictions include prohibitions on the use of exchange trusts, prepaid variable forwards, equity swaps, forwards or any other derivative instruments.

General Information

Other Business

We do not know of any other matters to be presented at the 2022 Annual Meeting. If any other matter is properly presented for a vote at the 2022 Annual Meeting, proxies other than the one for 401(k) Plan shares will be voted in the sole discretion of the proxy holders.

Questions and Answers About the 2022 Annual Meeting and Voting

Q. How can I attend the 2022 Annual Meeting?

A. Due to the public health concerns regarding the COVID-19 pandemic, we are holding the Annual Meeting in a virtual-only meeting format to support the health and safety of our shareholders and employees. You will not be able to attend the Annual Meeting at a physical location.

If you are a shareholder at the close of business on the record date (July 29, 2022), you may attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/GIS2022 and logging in by entering your 16-digit control number printed on your Notice of Internet Availability of Proxy Materials, voter instruction form or proxy card. If you lost your 16-digit control number or are not a shareholder, you will be able to attend the meeting by visiting www.virtualshareholdermeeting.com/GIS2022 and registering as a guest. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the meeting. You may log into www.virtualshareholdermeeting.com/GIS2022 beginning at 8:15 a.m., Central Daylight Time on September 27, 2022. The annual meeting will begin promptly at 8:30 a.m., Central Daylight Time on September 27, 2022. If you experience any technical difficulties during the meeting, a toll free number will be available on our virtual shareholder meeting site for assistance.

If you have additional questions about the Annual Meeting, please contact us at 1-800-245-5703.

Q. How can I vote and ask questions at the 2022 Annual Meeting?

A. The Annual Meeting will be conducted in a virtual-only meeting format. Only shareholders who entered the Annual Meeting by entering the 16-digit control number printed on their Notice of Internet Availability of Proxy Materials, voter instruction form or proxy card may vote and ask questions at the Annual Meeting. Questions by those shareholders may be submitted in real time during the Annual Meeting at www.virtualshareholdermeeting.com/GIS2022 or within 10 days prior to the meeting by going to the website www.proxyvote.com and following the instructions for logging-in included with your Notice of Internet Availability of Proxy Materials, voter instruction form or proxy card.

During the Annual Meeting, we are committed to acknowledging each appropriate question we receive in the order that it was received, with a limit of one question per shareholder until we have allowed each shareholder to ask a question. We will allot approximately 15 minutes for questions during the Annual Meeting. If we run out of time to answer all of the questions submitted, we will provide responses to the questions not addressed on our website at www.generalmills.com in the Investors section after the Annual Meeting for a period of 30 days. Submitted questions should follow our Rules of Conduct in order to be addressed during or after the Annual Meeting. Our Rules of Conduct will be posted at www.virtualshareholdermeeting.com/GIS2022 during the Annual Meeting.

Q. If I cannot attend the Annual Meeting, how do I vote or listen to it later?

A. You do not need to attend the Annual Meeting to vote if you submitted your vote via proxy in advance of the meeting. A replay of the Annual Meeting, including the questions answered during the meeting, will be available at on our website at www.generalmills.com in the Investors section after the Annual Meeting for a period of 30 days.

Q. How do I receive a printed copy of proxy materials?

A. To request a printed copy of the proxy materials, please call 1-800-579-1639, e-mail sendmaterial@proxyvote.com or visit www.proxyvote.com. To make your request, you will need the 16-digit control number printed on your Notice of Internet Availability of Proxy Materials, voter instruction form or proxy card.

Q. Who is entitled to vote?

A. Record holders of General Mills common stock at the close of business on July 29, 2022, may vote at the 2022 Annual Meeting. On July 29, 2022, 595,710,279 shares of common stock were outstanding and eligible to vote. The shares of common stock in our treasury on that date will not be voted.

A list of shareholders entitled to vote at the meeting will be available for inspection 10 days prior to the Annual Meeting between the hours of 9:00 a.m. and 5:00 p.m. Central Daylight Time at our corporate headquarters in Minneapolis, Minnesota and during the Annual Meeting at www.virtualshareholdermeeting.com/GIS2022. If due to COVID-19, our corporate headquarters are closed during the 10 days prior to the Annual Meeting, you may send a written request to the Corporate Secretary at General Mills, Inc., P.O. Box 1113, Minneapolis, Minnesota 55440, and we will arrange for you to inspect the list. The list of shareholders will also be available to shareholders during the Annual Meeting at www.virtualshareholdermeeting.com/GIS2022.

Q. How do I vote?

A. If you hold your shares in a brokerage account in your broker's name ("street name"), or you hold your shares through the General Mills 401(k) Plan, you should follow the voting directions provided by your broker or nominee:

- You may complete and mail a voting instruction form to your broker or nominee.
- If your broker allows, you may submit voting instructions by telephone or the Internet.
- You may use a mobile device by scanning the QR Barcode on your voter instruction form or Notice of Internet Availability of Proxy Materials and following the prompts that appear on your mobile device.
- You may also cast your vote in real time during the Annual Meeting, after you log-in by entering the 16-digit control number found on your Notice of Internet Availability of Proxy Materials, voter instruction form or proxy card at www.virtualshareholdermeeting.com/GIS2022.

If you are a registered shareholder, you may vote using any of the following methods:

- By going to the website www.proxyvote.com and following the instructions for Internet voting on the proxy card or Notice of Internet Availability of Proxy Materials that you received in the mail. You will need the 16-digit control number printed therein. You may also access instructions for telephone voting on the website.
- By using your mobile device to scan the QR Barcode on your proxy card or Notice of Internet Availability of Proxy Materials and following the prompts that appear on your mobile device.
- If you received a printed copy of the proxy materials, by completing and mailing your proxy card, or if you reside in the United States or Canada, by dialing 1-800-690-6903 and following the instructions for telephone voting on the proxy card that you received in the mail. You will need the 16-digit control number printed on your proxy card.
- You may also cast your vote in real time during the Annual Meeting, after you log-in by entering the 16-digit control number found on your Notice of Internet Availability of Proxy Materials, voter instruction form or proxy card at www.virtualshareholdermeeting.com/GIS2022.

Telephone and Internet voting facilities will close at 11:59 p.m. Eastern Daylight Time on Monday, September 26, 2022, except that the telephone and Internet voting instruction deadline for 401(k) Plan shares is Midnight Eastern Daylight Time on Thursday, September 22, 2022.

We will vote your shares as you direct. You have three choices on each director nominee and other matters to be voted upon. You may vote (or abstain) by choosing FOR, AGAINST or ABSTAIN.

If you return a proxy card but do not specify how you want to vote your shares, we will vote them FOR the election of the 12 director nominees set forth in this Proxy Statement, FOR the 2022 Stock Compensation Plan, FOR the compensation paid to our named executive officers, FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm and AGAINST the two shareholder proposals.

Q. What if I change my mind after I vote my shares?

A. You can revoke or change your proxy at any time before it is voted at the 2022 Annual Meeting.

If you hold your shares in a brokerage account in your broker's name ("street name"), or you hold your shares through the General Mills 401(k) Plan, you may revoke or change your vote:

- Via telephone or Internet, using the voting directions provided by your broker or nominee; or
- By casting your vote in real time during the Annual Meeting, after you log-in by entering the 16-digit control number found on your Notice of Internet Availability of Proxy Materials, voter instruction form or proxy card at www.virtualshareholdermeeting.com/GIS2022.

If you are a registered shareholder, you may revoke or change your vote by:

- Voting by telephone or the Internet, using the voting directions provided on the proxy card or Notice of Internet Availability of Proxy Materials that you received in the mail;

- Sending written notice to the Corporate Secretary, General Mills, Inc., P.O. Box 1113, Minneapolis, Minnesota 55440;

- Submitting a properly signed proxy card with a later date; or

- By casting your vote in real time during the Annual Meeting, after you log-in by entering the 16-digit control number found on your Notice of Internet Availability of Proxy Materials, voter instruction form or proxy card at www.virtualshareholdermeeting.com/GIS2022.

Q. How will my General Mills 401(k) Plan shares be voted?

A. If you hold your shares through the General Mills 401(k) Plan, you are considered a named fiduciary who may direct State Street Bank and Trust, as the plan fiduciary, how to vote your shares. For shares that are not allocated to participant accounts or for shares for which no direction has been received, State Street will vote those shares in the same proportion as directed shares are voted. State Street may, in exercising its fiduciary responsibility, disregard the direction on behalf of the unallocated shares and shares for which no direction was received and vote in its discretion, if following such direction would be inconsistent with the Employee Retirement Income Security Act. For instructions received by phone or Internet, the deadline is Midnight Eastern Daylight Time on Thursday, September 22, 2022. Any instruction received by State Street regarding your vote will be confidential.

Q. What does it mean if I receive more than one proxy card or Notice of Internet Availability of Proxy Materials?

A. It means you have multiple accounts at the transfer agent or with banks or stockbrokers. Please vote all of your accounts. If you would like to consolidate multiple accounts at our transfer agent, please contact Equiniti Shareowner Services at 1-800-670-4763.

Q. What will happen if I do not return a proxy card or voter instruction form?

A. If your shares are held in street name, your brokerage firm may vote your shares on those proposals where it has discretion to vote (Proposal Number 4 to ratify the appointment of KPMG LLP as our independent auditor). Otherwise, your shares will not be voted.

Q. How many shares must be present to hold the 2022 Annual Meeting?

A. At least one-half of General Mills' outstanding common shares as of the record date must be represented at the 2022 Annual Meeting in person or by proxy in order to hold the Annual Meeting and conduct business. This is called a quorum. We will count your shares as present at the Annual Meeting if you:

- Are present and vote in person at the Annual Meeting;

- Have properly submitted a proxy card or a voter instruction form, or voted by telephone or the Internet on a timely basis; or

- Hold your shares through a broker or otherwise in street name, and your broker uses its discretionary authority to vote your shares on Proposal Number 4 or submits a proxy indicating that it does not have discretionary authority to vote on one or more other proposals.

Q. How many votes are needed to approve each item?

A. All proposals require the affirmative vote of a majority of votes cast (excluding abstentions) by shareholders entitled to vote and represented at the 2022 Annual Meeting in person or by proxy. If there are more director nominees than the number of directors to be elected, the directors will be elected by a plurality of the votes cast.

If an incumbent director is not reelected by a majority of votes cast, the director must promptly offer his or her resignation to the board. The corporate governance committee will recommend to the board whether to accept or reject the resignation, and the board will disclose its decision and the rationale behind it within 90 days from the certification of the election results.

Q. How will voting on any other business be conducted?

A. We do not know of any business to be considered at the 2022 Annual Meeting other than the proposals described in this Proxy Statement. If any other business is properly presented at the Annual Meeting, your signed proxy card (other than for 401(k) Plan shares) gives authority to Jeffrey L. Harmening and Karen Wilson Thissen to vote on such matters in their discretion.

Q. How are the votes counted?

A. You are entitled to cast one vote for each share of common stock you own, and there is no cumulative voting. Although abstentions are counted as present at the 2022 Annual Meeting for purposes of determining whether there is a quorum under our by-laws, they are not treated as votes cast on any proposal, and they will not have an effect on the vote.

If you hold your shares in street name and do not provide voting instructions to your broker, your broker may not vote your shares on any proposal except Proposal Number 4 at the 2022 Annual Meeting. If a broker submits a proxy indicating that it does not have discretionary authority to vote on one or more proposals, a broker non-vote occurs. Shares that constitute broker non-votes will be counted as present at the Annual Meeting for the purpose of determining a quorum but will not be considered entitled to vote on the proposal in question. They are not treated as votes cast and have no effect on the outcome of any proposals. NYSE rules permit brokers discretionary authority to vote on Proposal Number 4 at the 2022 Annual Meeting if they do not receive instructions from the street name holder of the shares. As a result, if you do not vote shares that are held for you in street name, your broker has authority to vote on your behalf with regard to Proposal Number 4.

We have a policy of confidential voting that applies to all shareholders, including our employee-shareholders. Broadridge Investor Communications Solutions will tabulate the votes received.

Q. Where do I find the voting results of the meeting?

A. We will publish the voting results in a current report on Form 8-K, which is due to be filed with the SEC within four business days of the 2022 Annual Meeting. You can also go to our website at www.generalmills.com to access the Form 8-K.

Q. How do I submit a shareholder proposal?

A. If you wish to submit a proposal other than a director nomination for inclusion in our next Proxy Statement, we must receive the proposal on or before the close of business on April 10, 2023. Please address your proposal to: Corporate Secretary, General Mills, Inc., P.O. Box 1113, Minneapolis, Minnesota 55440.

If you wish to use proxy access to submit a director nomination for inclusion in our next Proxy Statement:

- You, or a group of up to 20 shareholders, must have continuously owned for three years at least 3% of our outstanding common stock.
- We must receive the nomination no earlier than the close of business on March 10, 2023, and no later than the close of business on April 10, 2023. The notice must contain the information required by our by-laws.
- Proxy access nominees appearing in the Proxy Statement generally may number up to the greater of two directors or 20% of the number of directors in office as of April 10, 2023. If there are a greater number submitted, our by-laws specify how the company will select which proxy access nominees to include in the Proxy Statement.
- Shareholder(s) and nominee(s) must satisfy the additional requirements specified in our by-laws.

Under our by-laws, if you wish to nominate a director or bring other business before the shareholders at our 2023 Annual Meeting without including your proposal in our Proxy Statement:

- You must notify the Corporate Secretary of General Mills in writing no earlier than the close of business on May 30, 2023, and no later than the close of business on June 29, 2023; and
- Your notice must contain the specific information required in our by-laws.

Our by-laws may be found on our website located at www.generalmills.com in the "Investors" section under "Corporate Governance."

To comply with the universal proxy rules, no later than July 31, 2023, shareholders who intend to solicit proxies in support of nominees other than the company's nominees must provide notice that sets forth the information about the shareholder nominees as required by Rule 14a-19 under the Securities Exchange Act of 1934.

Solicitation of Proxies

We pay for preparing, printing and mailing this Proxy Statement and the Notice of Internet Availability of Proxy Materials. We have engaged D.F. King & Co. to help us solicit proxies from shareholders for a fee of $15,000, plus reimbursement of out-of-pocket expenses.

In addition to D.F. King, our directors, officers and employees may, without additional compensation, solicit proxies personally or by e-mail, telephone, fax or special letter. We will reimburse banks, brokers and other custodians, nominees and fiduciaries for their costs of sending the proxy materials to our beneficial owners.

Delivery and Viewing of Proxy Materials

Electronic Delivery of Proxy Materials. Simply follow the instructions on your proxy card or Notice of Internet Availability of Proxy Materials to vote via the Internet, or go directly to www.icsdelivery.com/gis to register your consent to receive our annual report and this Proxy Statement in a fast and efficient manner via the Internet. This reduces the amount of paper delivered to a shareholder's address and eliminates the cost of sending these documents by mail. You may elect to view all future annual reports and proxy statements on the Internet instead of receiving them by mail. Your election to view proxy materials online is perpetual unless you revoke it later. Future proxy cards mailed to you will contain the Internet website address and instructions to view the materials. You will continue to have the option to vote your shares by mail, telephone or the Internet. Certain employee-shareholders who have valid work e-mail addresses will not receive a proxy card in the mail but may vote by telephone or via the Internet.

Delivery of Proxy Materials to Households. SEC rules allow us to deliver a single copy of an annual report and proxy statement to any household at which two or more shareholders reside. We believe this rule benefits everyone. It eliminates duplicate mailings that shareholders living at the same address receive, and it reduces our printing and mailing costs. This rule applies to any annual reports, proxy statements, proxy statements combined with a prospectus and information statements.

If your household would like to receive single rather than duplicate mailings in the future, please write to Broadridge Investor Communications Solutions, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or call 1-866-540-7095. Each shareholder will continue to receive a separate proxy card or Notice of Internet Availability of Proxy Materials. If a broker or other nominee holds your shares, you may continue to receive some duplicate mailings. Certain brokers will eliminate duplicate account mailings by allowing shareholders to consent to such elimination, or through implied consent if a shareholder does not request continuation of duplicate mailings. Since not all brokers and nominees offer shareholders the opportunity to eliminate duplicate mailings, you may need to contact your broker or nominee directly to discontinue duplicate mailings from your broker to your household.

Your household may have received a single set of proxy materials this year. If you would like to receive another copy of this year's proxy materials, please write to Broadridge Investor Communications Solutions, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, or call 1-866-540-7095.

Annual Reports

Our 2022 Annual Report to Shareholders, which includes our consolidated financial statements for the fiscal year ended May 29, 2022, is available on our website at www.generalmills.com in the Investors section. To request a copy, please call 1-800-245-5703 and one will be sent to you without charge within one business day of receipt of such request. You may also request a free copy of our annual report on Form 10-K for the fiscal year ended May 29, 2022, by writing to the Corporate Secretary, General Mills, Inc., P.O. Box 1113, Minneapolis, Minnesota 55440 or via e-mail at corporate.secretary@genmills.com.

Your Vote is Important!

Please vote by telephone or the Internet or, if you received a printed copy of the proxy materials, sign and promptly return your proxy card in the enclosed envelope.

Appendix A: Non-GAAP Financial Measures

We have included in this Proxy Statement measures of financial performance that are not defined by generally accepted accounting principles ("GAAP"). Each of the measures is used in reporting to our executive management and several are used as components of the board of director's measurement of our performance for incentive compensation purposes.

For each of these non-GAAP financial measures, we are providing below a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure. These non-GAAP measures should be viewed in addition to, and not in lieu of, the comparable GAAP measures.

Please see page 38 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022 for the tax impact of after-tax items used in the reconciliations below.

ORGANIC NET SALES GROWTH

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Net Sales Growth as Reported	5%	3%	5%
Acquisition and Divestitures	(1) pt	—	Flat
Foreign Currency Exchange	Flat	1 pt	(1) pt
53rd Week	—	(2) pts	2 pts
Organic Net Sales Growth	6%	4%	4%

Note: Table may not foot due to rounding.

INCENTED ORGANIC NET SALES GROWTH

	Fiscal 2022	Fiscal 2021	Fiscal 2020	3 Year CAGR
Organic Net Sales Growth	6%	4%	4%	5%
Incentive Adjustment[a]	(1) pt	Flat	Flat	
Incented Organic Net Sales Growth	5%	4%	4%	4%

Note: Table may not foot due to rounding.
[a] Incentive performance excludes certain corporate adjustments that affect comparability.

ADJUSTED OPERATING PROFIT AND RELATED CONSTANT-CURRENCY GROWTH RATE, ADJUSTED FOR INCENTIVE COMPENSATION MEASUREMENT

	Fiscal Year			
	2022	**2021**	**2020**	**2022 vs. 2021 Change**
Operating Profit Growth as Reported	$3,475.8	$3,144.8	$2,953.9	11%
Restructuring (recoveries) charges[a]	(23.2)	172.7	50.2	
Project-related costs[a]	—	—	1.5	
Mark-to-market effects[b]	(133.1)	(138.8)	24.7	
Investment activity, net[c]	14.7	(76.4)	8.4	
Divestitures (gain) loss[d]	(194.1)	53.5	—	
Transaction costs[e]	72.8	9.5	—	
Non-income tax recovery[f]	(22.0)	(8.8)	—	
Product recall adjustment, net[g]	—	(3.5)	19.3	
Acquisition integration costs[h]	22.4	—	—	
Adjusted Operating Profit	$3,213.3	$3,153.2	$ 3058.0	2%
Foreign Currency Exchange Impact				Flat
Adjusted Operating Profit Growth on a Constant-Currency Basis				2%
Adjustments for Incentive Compensation Measurement[i]	11.0			
Adjusted Operating Profit, Excluding Certain Items for Incentive Compensation	$3,224.3			2%
Foreign Currency Exchange Impact				Flat
Adjusted Operating Profit Growth, Excluding Certain Items for Incentive Compensation, on a Constant-Currency Basis				2%

Note: Table may not foot due to rounding.

[a] Restructuring charges for International supply chain optimization actions and net restructuring recoveries for previously announced restructuring actions in fiscal 2022. Restructuring charges for previously announced restructuring actions in fiscal 2021 and restructuring and project-related charges for previously announced restructuring actions in fiscal 2020. See Note 4 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[b] Net mark-to-market valuation of certain commodity positions recognized in unallocated corporate items. See Note 8 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[c] Valuation adjustments and the gain on sale of certain corporate investments in fiscal 2022 and fiscal 2021. Valuation adjustments and the loss on sale of certain corporate investments in fiscal 2020.

[d] Divestitures gain related to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl and the sale of our European dough businesses in fiscal 2022. Divestiture loss from the sale of our Laticínios Carolina business in Brazil in fiscal 2021. See Note 3 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[e] Fiscal 2022 transaction costs relate primarily to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl, the sale of our European dough businesses, the definitive agreements to sell our Helper main meals and Suddenly Salad side dishes business, and the definitive agreement to acquire TNT Crust. The Helper main meals and Suddenly Salad side dishes divestiture as well as the TNT Crust acquisition closed during the first quarter of Fiscal 2023. Fiscal 2021 transaction costs related to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl and the acquisition of Tyson Foods' pet treats business. See Note 3 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[f] Recovery related to a Brazil indirect tax item recorded in fiscal 2022 and fiscal 2021.

[g] Net product recall adjustment related to our international Green Giant business in fiscal 2021. Product recall costs related to our international Green Giant business in fiscal 2020.

[h] Integration costs resulting from the acquisition of Tyson Foods' pet treats business. See Note 3 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[i] Incentive performance is measured on a comparable basis and excludes certain items affecting comparability, including the impact of changes in foreign currency exchange rates and acquisitions and divestitures. These items were not included in the annual operating plan or the performance targets approved by the board and compensation committee at the beginning of the fiscal year.

ADJUSTED DILUTED EARNINGS PER SHARE AND RELATED CONSTANT-CURRENCY GROWTH RATE

Per Share Data	Fiscal Year			2022 vs. 2021 Change
	2022	2021	2020	
Diluted Earnings per Share, as Reported	$ 4.42	$ 3.78	$ 3.56	17%
Restructuring (recoveries) charges[a]	(0.03)	0.22	0.06	
Mark-to-market effects[b]	(0.17)	(0.17)	0.03	
Investment activity, net[c]	0.01	(0.10)	—	
Divestitures (gain) loss[d]	(0.31)	0.04	—	
Tax items[e]	(0.08)	0.02	(0.09)	
Transaction costs[f]	0.09	0.01	—	
Non-income tax recovery[g]	(0.02)	(0.01)	—	
Product recall[h]	—	—	0.03	
CPW restructuring charges[i]	—	—	0.01	
Acquisition integration costs[j]	0.03	—	—	
Adjusted Diluted Earnings per Share	$ 3.94	$ 3.79	$ 3.61	4%
Foreign Currency Exchange Impact				Flat
Adjusted Diluted Earnings per Share Growth, on a Constant-Currency Basis				4%

Note: Table may not foot due to rounding.

[a] Restructuring charges for International supply chain optimization actions and net restructuring recoveries for previously announced restructuring actions in fiscal 2022. Restructuring charges for previously announced restructuring actions in fiscal 2021 and restructuring and project-related charges for previously announced restructuring actions in fiscal 2020. See Note 4 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[b] Net mark-to-market valuation of certain commodity positions recognized in unallocated corporate items. See Note 8 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[c] Valuation adjustments and the gain on sale of certain corporate investments in fiscal 2022 and fiscal 2021. Valuation adjustments and the loss on sale of certain corporate investments in fiscal 2020.

[d] Divestitures gain related to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl and the sale of our European dough businesses in fiscal 2022. Divestiture loss from the sale of our Laticínios Carolina business in Brazil in fiscal 2021. See Note 3 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[e] Discrete tax benefit recognized in fiscal 2022 related to a release of a valuation allowance associated with our capital loss carryforwards expected to be used against future divestiture gains. Discrete tax item related to amendments to reorganize certain U.S. retiree health and welfare benefits plans in fiscal 2021. Discrete tax benefit related to the reorganization of certain wholly owned subsidiaries in fiscal 2020.

[f] Fiscal 2022 transaction costs relate primarily to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl, the sale of our European dough businesses, the definitive agreements to sell our Helper main meals and Suddenly Salad side dishes business, and the definitive agreement to acquire TNT Crust. The Helper main meals and Suddenly Salad side dishes divestiture as well as the TNT Crust acquisition closed during the first quarter of Fiscal 2023. Fiscal 2021 transaction costs related to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl and the acquisition of Tyson Foods' pet treats business. See Note 3 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[g] Recovery related to a Brazil indirect tax item recorded in fiscal 2022 and fiscal 2021.

[h] Product recall costs related to our international Green Giant business in fiscal 2020.

[i] CPW restructuring charges related to previously announced restructuring actions.

[j] Integration costs resulting from the acquisition of Tyson Foods' pet treats business. See Note 3 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

FREE CASH FLOW CONVERSION RATE

($ in millions)	Fiscal 2022
Net earnings, including earnings attributable to redeemable and noncontrolling interests, as reported	$ 2,735.0
Restructuring (recoveries) charges, net of tax[a]	$ (16.7)
Mark-to-market effects, net of tax[b]	(102.5)
Investment activity, net, net of tax[c]	6.2
Divestitures gain, net of tax[d]	(189.0)
Tax item[e]	(50.7)
Transaction costs, net of tax[f]	56.4
Non-income tax recovery, net of tax[g]	(14.5)
Acquisition integration costs, net of tax[h]	17.2
CPW restructuring costs, net of tax[i]	(0.9)
Adjusted net earnings, including earnings attributable to redeemable and noncontrolling interests	$ 2,440.5
Net cash provided by operating activities	3,316.1
Purchases of land, buildings, and equipment	(568.7)
Free cash flow	$ 2,747.4
Net cash provided by operating activities conversion rate	121%
Free cash flow conversion rate	113%

Note: Table may not foot due rounding.

[a] Restructuring charges for International supply chain optimization actions and net restructuring recoveries for previously announced restructuring actions in fiscal 2022. See Note 4 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[b] Net mark-to-market valuation of certain commodity positions recognized in unallocated corporate items. See Note 8 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[c] Valuation adjustments and the gain on sale of certain corporate investments in fiscal 2022.

[d] Divestitures gain related to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl and the sale of our European dough businesses in fiscal 2022. See Note 3 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[e] Discrete tax benefit recognized in fiscal 2022 related to a release of a valuation allowance associated with our capital loss carryforwards expected to be used against future divestiture gains.

[f] Fiscal 2022 transaction costs relate primarily to the sale of our interests in Yoplait SAS, Yoplait Marques SNC, and Liberté Marques Sàrl, the sale of our European dough businesses, the definitive agreements to sell our Helper main meals and Suddenly Salad side dishes business, and the definitive agreement to acquire TNT Crust. The Helper main meals and Suddenly Salad side dishes divestiture as well as the TNT Crust acquisition closed during the first quarter of Fiscal 2023. See Note 3 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[g] Recovery related to a Brazil indirect tax item recorded in fiscal 2022.

[h] Integration costs resulting from the acquisition of Tyson Foods' pet treats business. See Note 3 to the Consolidated Financial Statements in Item 8 of our Annual Report on Form 10-K for the fiscal year ended May 29, 2022.

[i] CPW restructuring charges related to previously announced restructuring actions.

CUMULATIVE FREE CASH FLOW, ADJUSTED FOR INCENTIVE COMPENSATION MEASUREMENT

($ in millions)	Fiscal Year		
	2022	2021	2020
Net Cash Provided by Operating Activities, as Reported	$3,316.1	$2,983.2	$3,676.2
Purchases of Land, Buildings, and Equipment	(568.7)	(530.8)	(460.8)
Free Cash Flow	2,747.4	2,452.4	3,215.4
Adjustments to Free Cash Flow for Incentive Compensation Measurement[a]	118.1	127.7	(117.7)
Free Cash Flow, Adjusted for Comparability	2,865.5	2,580.1	3,097.7
Cumulative Free Cash Flow, Adjusted for Incentive Compensation Measurement	$8,543.3		

Note: Table may not foot due to rounding

[a] Incentive performance is measured on a comparable basis and excludes certain items affecting comparability, including the impact of acquisitions and divestitures and restructuring projects. These items were not included in the annual operating plan or the performance targets approved by the board and compensation committee for the respective fiscal years.

Appendix B:
2022 Stock Compensation Plan

GENERAL MILLS, INC.
2022 STOCK COMPENSATION PLAN

1. PURPOSE OF THE PLAN

The purpose of the General Mills, Inc. 2022 Stock Compensation Plan (as may be amended from time to time, the "Plan") is to attract and retain qualified individuals by rewarding employees and non-employee directors of General Mills, Inc., its subsidiaries and affiliates (defined as entities in which General Mills, Inc. has a significant equity or other interest, collectively, the "Company") and to align the interests of employees and non-employee directors with those of the shareholders of the Company by providing that a portion of compensation will be linked directly to increases in shareholder value. The Company shall include any successors to General Mills, Inc. or any future parent corporations or similar entities.

2. EFFECTIVE DATE AND DURATION OF PLAN

This Plan shall become effective as of September 27, 2022, subject to the approval of the shareholders of the Company at the Annual Meeting of Shareholders on that date (the "Effective Date"). Awards may be made under the Plan until September 30, 2032 or such earlier date as determined by the Board of Directors of General Mills, Inc. (the "Board") or the Compensation Committee of the Board (the "Committee"). As of the Effective Date, no further Awards shall be granted under the General Mills, Inc. 2017 Stock Compensation Plan (the "2017 Plan").

3. ELIGIBLE PERSONS

Employees of the Company shall be eligible to become "Employee Participants" under the Plan, and non-employee directors of the Board shall be eligible to become "Non-Employee Director Participants" under the Plan. The term "Participant(s)" shall mean both Employee Participants and Non-Employee Director Participants. The Committee shall exercise the discretionary authority to determine from time to time the employees of the Company who are eligible to participate in this Plan. Individuals who are not classified by the Company as employees on its corporate books, records and systems are not eligible to become Employee Participants even if any such individual is later reclassified (by the Company, any court, any government agency or otherwise) as an employee of the Company as of any date in particular.

4. AWARD TYPES

Employee Participants shall be eligible to receive grants of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Share Units and Performance Units. Non-Employee Director Participants shall be eligible to receive grants of Restricted Stock and Restricted Stock Units, and, for Non-Employee Director Participants who elect to receive Common Stock in lieu of cash for their cash retainer, Unrestricted Stock.

(a) Stock Options. The Committee may award Employee Participants stock options ("Stock Options") to purchase a fixed number of shares of common stock ($.10 par value) of the Company ("Common Stock"). The grant of a Stock Option entitles the Employee Participant to purchase shares of Common Stock at an "Exercise Price" established by the Committee which, unless the Stock Option is granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become employees of the Company as a result of a merger, consolidation, acquisition or other transaction involving the Company (in which case the assumption or substitution shall be accomplished in a manner that permits the Award to be exempt from Code Section 409A), shall not be less than 100% of the Fair Market Value of the Common Stock on the date of grant, and may exceed the Fair Market Value on the grant date, at the Committee's discretion. "Fair Market Value" shall equal the closing price on the New York Stock Exchange of the Company's Common Stock on the applicable date.

(b) Stock Appreciation Rights. The Committee may award Employee Participants stock appreciation rights ("Stock Appreciation Rights"). A Stock Appreciation Right is a right to receive, upon exercise of that right, an amount, which may be paid in cash, shares of Common Stock, or a combination thereof in the complete discretion of the Committee, equal to or less than the difference between the Fair Market Value of one share of Common Stock as of the date of exercise and the Fair Market Value of one share of Common Stock on the date of grant, unless the Stock Appreciation Right was granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become employees of the Company as a result of a merger, consolidation, acquisition, or other transaction involving the Company (in which case the assumption or substitution shall be accomplished in a manner that permits the Award to be exempt from Section 409A (as defined below)).

(c) <u>Restricted Stock and Restricted Stock Units</u>. The Committee may grant Employee Participants and Non-Employee Director Participants, subject to certain restrictions, shares of Common Stock ("Restricted Stock") or the right to receive shares of Common Stock or cash ("Restricted Stock Units").

(d) <u>Performance Share Units and Performance Units</u>. The Committee may grant to Employee Participants a right to receive either the value of a number of shares of Common Stock ("Performance Share Units") or a monetary amount, which could be settled in such shares or in cash or a combination thereof ("Performance Units"), determined based on the extent to which applicable performance goals are achieved.

(e) <u>Unrestricted Stock</u>. Awards of Common Stock are available to Non-Employee Director Participants who affirmatively elect to receive all or a specified percentage of any cash retainer or fees in shares of Common Stock ("Unrestricted Stock"), which, if elected, will be issued within 10 Business Days after the end of each of the Company's fiscal quarters. The aggregate grant date Fair Market Value of any Unrestricted Stock issued pursuant to this Section 4(e) is intended to be equivalent to the value of the cash fees. A "Business Day" shall mean a day on which the New York Stock Exchange is open for trading.

Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Share Units, and Performance Units are sometimes referred to herein as "Awards". To the extent any Award is subject to section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), the terms and administration of such Award shall comply therewith and IRS guidance thereunder. If any provision of the Plan would otherwise conflict with or frustrate this intent, that provision will be interpreted and deemed amended so as to avoid the conflict. Further, for purposes of the limitations on nonqualified deferred compensation under Section 409A, each payment of compensation under this Plan shall be treated as a separate payment of compensation for purposes of applying the Section 409A deferral election rules and the exclusion from Section 409A for certain short-term deferral amounts.

5. COMMON STOCK SUBJECT TO THE PLAN

(a) <u>Maximum Shares Available for Delivery</u>. Subject to Section 5(d), the maximum number of shares of Common Stock available for Awards to Employee Participants and Non-Employee Director Participants under the Plan shall be 35,000,000. Stock Options and Stock Appreciation Rights awarded shall reduce the number of shares available for Awards by one share for every one share granted. Awards of Restricted Stock, Restricted Stock Units, Performance Share Units, Performance Units, and Unrestricted Stock settled in shares of Common Stock shall reduce the number of shares available for Awards by one share for every one share delivered, up to 50 percent of the total number of shares available; beyond that, Restricted Stock, Restricted Stock Units, Performance Share Units, Performance Units, and Unrestricted Stock settled in shares of Common Stock shall reduce the number of shares available for Awards by 5 shares for every one share delivered.

In addition, any Common Stock covered by an Award granted under the Plan (or, after the Effective Date, an award previously granted under the 2017 Plan) which is forfeited, or which expires or otherwise terminates without being exercised, or settled, or is settled in cash (in whole or in part) or otherwise does not result in the issuance of all or a portion of the Common Stock subject to such Award (or award previously granted under the 2017 Plan, as applicable), shall be deemed not to be granted (or, with respect to previously granted 2017 Plan awards, as applicable, will be added) for purposes of determining the maximum number of shares of Common Stock available for Awards under the Plan. If (i) any Stock Option or Stock Appreciation Right (or, after the Effective Date, any stock option or stock appreciation right previously granted under the 2017 Plan) is exercised through the delivery of Common Stock in satisfaction of the Exercise Price, (ii) withholding tax requirements arising upon exercise of any Stock Option or Stock Appreciation Right (or, after the Effective Date, any stock option or stock appreciation right previously granted under the 2017 Plan) are satisfied through the withholding of Common Stock otherwise deliverable in connection with such exercise, or (iii) any shares of Common Stock are repurchased with proceeds received from the exercise of a Stock Option (or, after the Effective Date, a stock option previously granted under the 2017 Plan), the full number of shares of Common Stock underlying any such Stock Option or Stock Appreciation Right (or, after the Effective Date, any stock option or stock appreciation right previously granted under the 2017 Plan), or portion thereof being so issued shall count against the maximum number of shares available for grants under the Plan and not be available for reissuance under the Plan. Additionally, if withholding tax requirements are satisfied through the withholding of Common Stock otherwise deliverable in connection with the vesting of any Award (or, after the Effective Date, any award previously granted under the 2017 Plan) any shares so withheld shall count against the maximum number of shares available for grants under the Plan and not be available for reissuance under the Plan.

Upon forfeiture, termination, or expiration of any Awards (or, after the Effective Date, any awards granted under the 2017 Plan) prior to the vesting or earning/settlement date, the shares of Common Stock subject thereto that shall again be available for Awards under the Plan pursuant to the prior paragraph and added back to the maximum number of shares of Common Stock available for Awards under the Plan in the same multiple as they were awarded pursuant to the first paragraph of this Section 5(a) (or the same multiple as they were awarded pursuant to the 2017 Plan, as applicable).

(b) Individual Limits for Employee Participants. The number of shares of Common Stock subject to Stock Options and Stock Appreciation Rights or shares of Common Stock available for Restricted Stock, Restricted Stock Units, Performance Share Units and stock-denominated Performance Units granted under the Plan to any single Employee Participant shall not exceed, in the aggregate, 2,000,000 shares and/or units per fiscal year. The maximum dollar value of cash-denominated Restricted Stock Units and Performance Units payable to any single Employee Participant shall be $20,000,000 per fiscal year.

(c) Individual Limits for Non-Employee Director Participants. The aggregate fair market value of all compensation granted for Board service rendered during any Board Year to any Non-Employee Director Participant under the Plan and any other compensatory plan or arrangement of the Company shall not exceed $800,000 during any Board Year; provided, however, that compensation paid to any Non-Employee Director Participant designated as chair of the Board shall not be subject to the foregoing limitation, but instead is subject to the limits set forth in Section 5(b). For purposes of calculating the value of non-cash compensation paid to a Non-Employee Director Participant, all stock-based awards shall be valued at the grant date fair value as determined by the Company for financial statement purposes and all other non-cash compensation shall be valued at fair market value as reasonably determined by the Committee. A "Board Year" shall mean the time period beginning the day of each annual shareholders' meeting and ending the day before the succeeding annual shareholders' meeting.

(d) Adjustments for Corporate Transactions. If a corporate transaction has occurred affecting the Common Stock such that an adjustment to outstanding Awards is required to preserve (or prevent enlargement of) the benefits or potential benefits intended at the time of grant, then in such manner as the Committee deems equitable, an appropriate adjustment shall be made to (i) the number and kind of shares which may be awarded under the Plan; (ii) the number and kind of shares subject to outstanding Awards; (iii) the number of shares credited to an account; (iv) the individual limits imposed under the Plan; (v) the performance conditions applicable to outstanding Awards; and, if applicable; (vi) the Exercise Price of outstanding Options and Stock Appreciation Rights provided that the number of shares of Common Stock subject to any Stock Option or Stock Appreciation Right denominated in Common Stock shall always be a whole number. Any shares of Common Stock underlying Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become employees of the Company as a result of a corporate transaction involving the Company shall not, unless required by law or regulation, count against the reserve of available shares of Common Stock under the Plan. For purposes of this paragraph a corporate transaction includes, but is not limited to, any dividend (other than a cash dividend that is not an extraordinary cash dividend) or other distribution (whether in the form of cash, Common Stock, securities of a subsidiary of the Company, other securities or other property), recapitalization, stock split, reverse stock split, combination of shares, reorganization, merger, consolidation, acquisition, split-up, spin-off, combination, repurchase or exchange of Common Stock or other securities of the Company, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, or other similar corporate transaction. Notwithstanding anything in this paragraph to the contrary, an adjustment to a Stock Option or Stock Appreciation Right under this paragraph shall be made in a manner that will not result in the grant of a new Stock Option or Stock Appreciation Right under Section 409A or cause the Stock Option or Stock Appreciation Right to fail to be exempt from Section 409A.

(e) Limits on Distribution. Distribution of shares of Common Stock or other amounts under the Plan shall be subject to the following:

(i) Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any shares of Common Stock under the Plan or make any other distribution of benefits under the Plan unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933, as amended), and the applicable requirements of any securities exchange or similar entity.

(ii)   To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Common Stock or Restricted Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

(f) Other Restrictions. The Committee may also determine whether any shares issued upon exercise of a Stock Option or Stock Appreciation Right, or attainment of any performance goal, shall be restricted in any manner.

6.   STOCK OPTIONS AND STOCK APPRECIATION RIGHTS TERMS AND TYPE

(a) General. Stock Options granted under the Plan shall be non-qualified Stock Options governed by Section 83 of the Internal Revenue Code of 1986, as amended (the "Code"). The term of any Stock Option and Stock Appreciation Right granted under the Plan shall be determined by the Committee, provided that said term shall not exceed 10 years and one month.

(b) No Reload Rights. Neither Stock Options nor Stock Appreciation Rights granted under this Plan shall contain any provision entitling the optionee or right- holder to the automatic grant of additional options or rights in connection with any exercise of the original option or right.

(c) No Repricing. Subject to Section 5(d) and absent shareholder approval, the Exercise Price of an outstanding Stock Option may not be decreased after the grant date; the value of Common Stock used to determine the amount paid upon the exercise of a Stock Appreciation Right (i.e., the equivalent of an option's exercise price) may not be decreased after the date of grant; no outstanding Stock Options or Stock Appreciation Rights may be surrendered to the Company as consideration or otherwise for the grant of a new Award with a lower exercise price; the Company cannot purchase, replace, or exchange for another Award any Stock Option or Stock Appreciation Right that has an Exercise Price or Common Stock value (i.e. the equivalent of an option's exercise price) greater than the current market price of the underlying Common Stock with cash or any other consideration; and no other modifications to any outstanding Stock Options or Stock Appreciation Rights may be made that would be treated as a "repricing" under the then applicable rules or listing requirements adopted by the New York Stock Exchange.

(d) Dividends and Dividend Equivalents. No dividends or dividend equivalents shall be paid or accrued on any Stock Options or Stock Appreciation Rights granted under this Plan.

7.   GRANT, EXERCISE AND VESTING OF STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

(a) Grant. Subject to the limits otherwise imposed by the terms of this Plan, the Committee has discretionary authority to determine the size of a Stock Option or Stock Appreciation Right Award, which may be tied to meeting performance-based requirements.

(b) Exercise. Except as provided in Section 11 (Change of Control), each Stock Option or Stock Appreciation Right may be exercised only in accordance with the terms and conditions of the Stock Option or Stock Appreciation Right grant agreement and during the periods as may be established by the Committee.

(c) Vesting. Stock Options and Stock Appreciation Rights shall not be exercisable unless vested. Subject to Section 11, Stock Options and Stock Appreciation Rights shall be fully vested only after at least three years of the Employee Participant's continued service with the Company following the date of the grant. No portion of any Stock Option or Stock Appreciation Right shall have a vesting period that is less than one year from the date of the grant. Notwithstanding any other provision of this Plan to the contrary, the Committee may in its discretion award up to five percent of the shares authorized under this Plan with full vesting or restricted periods less than three years for Employee Participants, subject to the limits of Sections 5(b). For the avoidance of doubt, the prior sentence shall not be construed to limit the Committee's discretion to provide for accelerated exercisability or vesting of an Award, including, but not limited to, in cases of death, disability, retirement or a Change of Control.

(d) Payment of Exercise Price. The Exercise Price for Stock Options shall be paid to the Company at the time of such exercise, subject to any applicable rule adopted by the Committee:

(i)   in cash (including check, draft, money order or wire transfer made payable to the order of the Company);

(ii)   through the tender of shares of Common Stock owned by the Employee Participant (by either actual delivery or attestation) or the withholding of shares of Common Stock by the Company;

(iii) by a combination of (i) and (ii) above; or

(iv) by authorizing a third party broker to sell a sufficient number of shares of Common Stock acquired upon exercise of the Stock Option and remit to the Company such sales proceeds to pay the entire Exercise Price and any tax withholding resulting from the exercise.

For determining the amount of the payment, Common Stock delivered pursuant to (ii) or (iii) shall have a value equal to the Fair Market Value of the Common Stock on the date of exercise.

8.   RESTRICTED STOCK AND RESTRICTED STOCK UNITS

Restricted Stock and Restricted Stock Units may be awarded to Employee Participants, and on an annual basis to Non-Employee Director Participants. Each Participant who is awarded Restricted Stock Units that are settled in shares of Common Stock shall be eligible to receive, at the expiration of the applicable restricted period (or such later time as provided herein), one share of Common Stock for each Restricted Stock Unit awarded, and the Company shall issue to each such Participant that number of shares of Common Stock. Each Participant who is awarded Restricted Stock Units that are settled in cash shall receive an amount equal to the Fair Market Value of a share of Common Stock on the date the applicable restricted period ends, multiplied by the number of Restricted Stock Units that are vesting and being settled. No portion of any Restricted Stock or Restricted Stock Unit shall have a vesting period that is less than one year from the date of grant.

(a) <u>Awards for Employee Participants</u>. With respect to Awards of Restricted Stock and Restricted Stock Units to Employee Participants, the Committee shall:

(i)   Select Employee Participants to whom Awards will be made;

(ii)   Subject to the otherwise applicable Plan limits, determine the number of shares of Restricted Stock or the number of Restricted Stock Units to be awarded;

(iii) Determine the length of the restricted period, which, for full vesting shall be no less than three years, provided no portion of any Restricted Stock or Restricted Stock Units shall have a restricted period that is less than one year from the date of the grant;

(iv)   Determine the purchase price, if any, to be paid by the Employee Participant for Restricted Stock or Restricted Stock Units;

(v)   Determine whether Restricted Stock Unit Awards will be settled in shares of Common Stock, cash or a combination thereof; and

(vi)   Determine any restrictions other than those set forth in this Section.

(b) <u>Annual Awards for Non-Employee Director Participants</u>. On the Effective Date of the Plan (or, if a Non-Employee Director Participant is first elected after the Effective Date of the Plan, then on the date the Non-Employee Director Participant first attends a Board meeting) and at the close of business on each successive annual shareholders' meeting, each Non-Employee Director Participant who is re-elected to the Board shall be awarded Restricted Stock or Restricted Stock Units in an amount determined from time to time by the Board or its delegate. The restricted period for any such awards granted under this Section 8(b) shall be no less than one Board Year (which is at least 50 weeks).

(c) <u>Dividends, Dividend Equivalents and Voting</u>. Subject to the restrictions set forth in this Section, each Participant who receives Restricted Stock shall have certain rights as a shareholder with respect to such shares, as set forth in the applicable Award Agreement. Participants who receive Restricted Stock Units shall have no rights as shareholders with respect to such Restricted Stock Units until such time as share certificates for Common Stock are issued to the Participants (if applicable). At the discretion of the Committee, Restricted Stock and Restricted Stock Units may be credited with amounts equal to the sum of all dividends and other distributions paid by the Company during the prior quarter on that equivalent number of shares of Common Stock. Notwithstanding the previous sentence, any dividends, dividend equivalents or other distributions so credited shall be distributed (in either cash or shares of Common Stock, with or without interest or other earnings, as provided in the Award Agreement at the discretion of the Committee) to the Participant only if, when, and to the extent the conditions imposed on the attendant Restricted Stock and Restricted Stock Units are satisfied, and in an amount equal to the sum of all quarterly dividends and other distributions paid by the Company during the applicable restricted period on the equivalent number of shares of Common Stock which become unrestricted. Such dividends, dividend equivalents or other distributions shall be payable at the same time as the attendant Restricted Stock and Restricted Stock Units to which they relate vest, as provided under the applicable terms of the Plan and Award Agreement(s). Dividends, dividend equivalents, and other distributions that are not so vested shall be forfeited.

Notwithstanding any other provision of this Plan to the contrary, the Committee may in its discretion award up to five percent of the shares authorized under this Plan with full vesting or restricted periods less than three years for Employee Participants and less than one year for Non-Employee Director Participants, subject to the limits of Sections 5(b) and 5(c). For the avoidance of doubt, the prior sentence shall not be construed to limit the Committee's discretion to provide for accelerated exercisability or vesting of an Award, including, but not limited to, in cases of death, disability, retirement or a Change of Control.

The Committee may in its discretion permit a Participant to defer receipt of any Common Stock or cash issuable upon the lapse of any restriction of Restricted Stock Units, subject to such rules and procedures as it may establish. In particular, the Committee shall establish rules relating to such deferrals intended to comply with the requirements of Code section 409A, including without limitation, the time when a deferral election can be made, the period of the deferral, and the events that would result in payment of the deferred amount.

9. PERFORMANCE SHARE UNITS AND PERFORMANCE UNITS

   (a) Grant. The Committee may grant performance awards to Employee Participants which may be denominated in shares of Common Stock ("Performance Share Units") or notionally represented by a monetary value, and which may be settled in shares of Common Stock, paid in cash, or a combination thereof ("Performance Units"). Such Awards will have Award Agreements containing provisions regarding (i) the target and maximum amount payable, (ii) the performance criteria and level of achievement versus those criteria that shall determine the amount of such payment, (iii) the performance period over which performance shall be measured for determining the amount of any payment, (iv) the timing of any payment earned based on performance, (v) restrictions on the alienation or transfer of the Award prior to actual payment, (vi) forfeiture provisions, and (vii) further terms and conditions, in each case not inconsistent with this Plan, as may be determined from time to time by the Committee at its discretion.

   (b) Grant Size. Subject to the otherwise applicable Plan limits, the Committee has discretionary authority to determine the size of a Performance Share Unit or Performance Unit Award.

   (c) Performance Conditions and Vesting. Awards granted under this Section 9 shall be subject to such terms and conditions as the Committee, in its discretion, imposes in the relevant Award Agreement. These conditions may include service and/or pre-established performance requirements and goals over periods of one or more years that could result in the future forfeiture of all or part of the Awards granted in the event of the Employee's termination with the Company prior to the expiration of any service conditions, and/or said performance criteria or other conditions are not met in whole or in part within the designated performance period. Performance criteria established by the Committee shall relate to corporate, group, unit, individual or other performance, and may be established according to financial or nonfinancial metrics, or such other measures or standards determined by the Committee. Multiple performance criteria may be used and the components of multiple performance criteria may be given the same or different weighting in determining the amount of an Award earned, and may relate to absolute performance or relative performance measured against other groups, units, individuals or entities. After the end of the relevant performance period the Committee shall decide in its discretion the extent to which applicable performance goals/criteria have been attained, as well as the satisfaction of any other terms and conditions of an Award. Except as provided in Sections 11(b) and (c), Awards granted under this Section 9 shall not be paid other than on the date specified in the relevant Award Agreement after the end of the performance period. No portion of any Performance Share Units or Performance Units shall have a vesting period that is less than one year from the date of the grant. Notwithstanding any other provision of this Plan to the contrary, the Committee may in its discretion award up to five percent of the shares authorized under this Plan with full vesting or restricted periods less than three years, subject to the limits of Sections 5(b). For the avoidance of doubt, the prior sentence shall not be construed to limit the Committee's discretion to provide for accelerated vesting of an Award, including, but not limited to, in cases of death, disability, retirement or a Change of Control.

   (d) Dividend Equivalents and Voting. At the discretion of the Committee, Performance Share Units may be credited with amounts equal to the sum of all dividends and other distributions paid by the Company during the prior quarter on that equivalent number of shares of Common Stock. Notwithstanding the previous sentence, any dividend equivalents or other distributions so credited shall be distributed (in either cash or shares of Common Stock, with or without interest or other earnings, as provided in the Award Agreement at the discretion of the Committee) to the Participant only if, when, and to the extent the conditions imposed on the attendant Performance Share Units are satisfied, and in an amount equal to the sum of all quarterly dividends and other distributions paid by the Company during the relevant performance period on the equivalent number of shares of Common Stock which become payable. Such dividend equivalents or other distributions shall be payable at the same time as the attendant Performance Share Units to which they relate, as provided under the applicable terms of the Plan and Award Agreement. Dividend equivalents and other distributions that are not so vested shall be forfeited. Dividend equivalents shall not be credited in respect to Performance Units. Participants who receive either Performance Share Units or Performance Units shall have no rights as shareholders and in particular shall have no voting rights.

The Committee may in its discretion permit Employee Participants to defer receipt of any Common Stock or cash issuable under Performance Share Units or Performance Units subject to such rules and procedures as it may establish. In particular, the Committee shall establish rules relating to such deferrals intended to comply with the requirements of Code section 409A, including without limitation, the time when a deferral election can be made, the period of the deferral, and the events that would result in payment of the deferred amount.

10. TAXES

The Company has the right to withhold amounts from Awards to satisfy required tax obligations as it deems appropriate. Whenever the Company issues Common Stock under the Plan, unless it decides to satisfy the withholding obligations through additional withholding on salary or other wages, it may require the recipient to remit to the Company an amount sufficient to satisfy any Federal, state, local or foreign tax withholding requirements prior to the delivery of such Common Stock, or the Company may in its discretion withhold from the shares to be delivered shares sufficient to satisfy all or a portion of such tax withholding requirements. In no event whatsoever shall the Company be liable for any additional tax, interest, or penalty that may be imposed on a Participant by Section 409A, or damages or other relief for failing to comply with Section 409A.

11. CHANGE OF CONTROL

(a) Each of the following (i) through (iv) constitutes a "Change of Control":

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act")), (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the 1934 Exchange Act, as amended) of voting securities of the Company where such acquisition causes such Person to own 20% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not be deemed to result in a Change of Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (D) any acquisition by any corporation pursuant to a transaction that complies with clauses (A), (B) and (C) of subsection (iii) below; and provided, further, that if any Person's beneficial ownership of the Outstanding Voting Securities reaches or exceeds 20% as a result of a transaction described in clause (A) or (B) above, and such Person subsequently acquires beneficial ownership of additional voting securities of the Company, such subsequent acquisition shall be treated as an acquisition that causes such Person to own 20% or more of the Outstanding Voting Securities; or

(ii) Individuals who, as of the date hereof, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a "Business Combination"); excluding however, such a Business Combination pursuant to which (A) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business

Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Securities, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

(b) Notwithstanding any other provision of this Plan to the contrary, if, within two years after a Change of Control an Employee Participant experiences an involuntary separation from service initiated by the Company for reasons other than "cause" (for this purpose cause shall have the same meaning as that term has in Section 4.2(b)(ii) of Plan B of the General Mills Separation Pay and Benefits Program for Officers), or a separation from service for "good reason" actually entitling the employee to certain separation benefits under Section 4.2(a)(ii) of Plan B of the General Mills Separation Pay and Benefits Program for Officers, the following applies unless otherwise provided in the applicable Award Agreement:

(i) All of his or her then outstanding and unvested Stock Options and Stock Appreciation Rights shall fully vest immediately and remain exercisable for the one-year period beginning on the date of his or her separation from service or, if earlier, the end of the term of the Stock Option and Stock Appreciation Right.

(ii) All shares of Restricted Stock and Restricted Stock Units shall fully vest and be settled immediately (subject to a proper deferral election made with respect to the Award).

(iii) All Performance Share Units and Performance Units shall fully vest immediately and shall be considered to be earned in full "at target" as if the applicable performance goals established for the performance period have been achieved and paid immediately (subject to a proper deferral election made with respect to the Award).

(iv) If Awards are replaced pursuant to subsection (d) below, the protections and rights granted under this subsection (b) shall transfer and apply to such replacement awards.

Notwithstanding the above, any Restricted Stock Units, Performance Share Units or Performance Units subject to Section 409A (not subject to a proper deferral election) shall be settled on the Employee Participant's separation from service (within the meaning of Section 409A) or in the case of an Employee Participant who is a "specified employee" (within the meaning of Section 409A) on the first day of the seventh month following the month of the Employee Participant's separation from service.

(c) Notwithstanding any other provision of this Plan to the contrary, if a Change of Control occurs and a Non-Employee Director Participant, at the request of the Company or its shareholders, resigns or is otherwise replaced, removed or dismissed from the Board, then all awards held by the Non-Employee Director Participant shall fully and immediately vest, and be paid immediately if the Non- Employee Director Participant experiences a "separation from service" under Section 409A, pursuant to the terms of the Plan that are otherwise applicable.

(d) Notwithstanding any other provision of this Plan to the contrary, if, in the event of a Change of Control, and to the extent outstanding Awards are not assumed by a successor corporation (or affiliate thereto) or other successor entity or person, or replaced with an award or grant that solely in the discretionary judgment of the Committee, which shall be reasonable, preserves the existing value of outstanding Awards at the time of the Change of Control, then the following shall occur unless otherwise provided in the applicable Award Agreement:

(i) Subject to the other provisions of this subsection (d), All Stock Options and Stock Appreciation Rights shall vest and become exercisable immediately upon the Change of Control event.

(ii) The restrictions on all shares of Restricted Stock shall lapse and Restricted Stock Units shall vest immediately.

(iii)   All Performance Share Units and Performance Units shall fully vest immediately and shall be considered to be earned in full "at target" as if the applicable performance goals established for the performance period have been achieved.

(iv)   To the extent Section 409A applies, if the Change of Control constitutes a "change in control" event as described in IRS regulations or other guidance under Code section 409A(a) (2)(A)(v), Employee and Non-Employee Director Participants' Restricted Stock Units and Performance Share Units and Performance Units shall be settled and paid upon the Change of Control in accordance with the requirements of Section 409A.

(v)   If the Change of Control does not constitute a "change in control" event as described in IRS regulations or other guidance under Code section 409A(a) (2)(A)(v), Restricted Stock Units and Performance Share Units and Performance Units that are not otherwise subject to Section 409A, and on which a deferral election was not made, shall be settled and paid upon the Change of Control. However, Performance Share Units and Performance Units otherwise subject to Section 409A, or such Awards for which a proper deferral election was made, shall be settled in cash equal to either the Award's Fair Market Value at the time of the Change of Control, or its monetary value provided for above in (iii), as applicable, plus interest at a rate of Prime plus 1% from the Change of Control to the date of payment, which shall be the time the original restriction period would have closed, the Performance Share Units and Performance Units would have been originally payable, or the date elected pursuant to the proper deferral election, as applicable.

In the discretion of the Committee and notwithstanding subsection (d)(i) above or any other Plan provision, outstanding Stock Options and Stock Appreciation Rights (both exercisable and unexercisable) may be cancelled at the time of the Change of Control in exchange for cash, property, or a combination thereof that is determined by the Committee to be at least equal to the excess (if any) of the value of the consideration that would be received in such Change of Control by the holders of Common Stock, over the exercise price for such Awards. For purposes of clarification, by operation of this provision Stock Options and Stock Appreciation Rights that would not yield a gain at the time of the Change of Control under the aforementioned equation would not be eligible to be exchanged for any consideration and are subject to cancellation without consideration. Furthermore, the Committee is under no obligation to treat Awards and/or Employee Participants uniformly and has the discretionary authority to treat Awards and Employee Participants disparately.

(e)   If in the event of a Change of Control and to the extent outstanding Awards are assumed by any successor corporation, affiliate thereof, person or other entity, or are replaced with awards that, solely in the discretionary judgment of the Committee preserve the existing value of outstanding Awards at the time of the Change of Control and provide for vesting payout terms, and performance goals, as applicable, that are at least as favorable to Participants as vesting, payout terms and performance goals applicable to Awards, then all such Awards or such substitutes thereof shall remain outstanding and be governed by their respective terms, subject to Subsection 11(b) hereof.

12.   ADMINISTRATION OF THE PLAN

(a)   Administration. The authority to control and manage the operations and administration of the Plan shall be vested in the Committee in accordance with this Section.

(b)   Selection of Committee. The Committee shall be selected by the Board, and shall consist of two or more outside, disinterested members of the Board who, in the judgment of the Board, are qualified to administer the Plan as contemplated by Rule 16b-3 of the 1934 Exchange Act, and any rules and regulations of a stock exchange on which Common Stock is traded.

(c)   Powers of Committee. The authority to manage and control the operations and administration of the Plan shall be vested in the Committee, subject to the following:

(i)   Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the eligible Company employees and non-employee directors those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares or amounts covered by the Awards, to establish the terms, conditions, performance criteria, performance period, restrictions, vesting schedule (subject to the minimum vesting requirements set forth in the Plan) and other provisions of such Awards, to specify that the Participant's rights, payments, and benefits with respect to Awards shall be subject to adjustment, acceleration, reduction, cancellation, forfeiture, or recoupment under certain circumstances, and (subject to the restrictions imposed by Section 13) to cancel or suspend Awards. In making such determinations, the Committee may take into account the nature of services rendered by the individual, the individual's present and potential contribution to the Company's success and such other factors as the Committee deems relevant. Such terms and conditions may be evidenced by an agreement ("Award Agreement"), which need not require execution by the Participant, in which case acceptance of the Award shall constitute agreement by the Participant with all its terms, conditions, limitations and forfeiture provisions.

(ii)   The Committee will have the authority and discretion to establish terms and conditions of Awards as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(iii)   The Committee will have the authority and discretion to interpret the Plan, Award Agreements, and any other documents ancillary thereto, to establish, modify, and rescind any rules relating to the Plan, to determine the terms and provisions of any Award Agreements made pursuant to the Plan, to correct any technical defect(s) or omission(s) in connection with the Plan, Award Agreement, and any other documents ancillary thereto, reconcile any technical inconsistencies in connection with the Plan, Award Agreement, and any other documents ancillary thereto, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(iv)   Any interpretation of the Plan, Award Agreements, and any other documents ancillary thereto, by the Committee and any decision made by it under the Plan, Award Agreements, and any other documents ancillary thereto, is final and binding. There is no obligation for uniformity or consistency of treatment of Participants or Awards under the Plan.

(v)   The Committee will have exclusive authority and discretion to decide how outstanding Awards will be treated, and is empowered to make all elections among possible options, consistent with Sections 11(c) and (d).

(d)   Delegation by Committee. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

(e)   Designation of Beneficiary. Each Participant to whom an Award has been made under the Plan may designate a beneficiary or beneficiaries to exercise any Award or to receive any payment which under the terms of the Plan and the relevant Award Agreement may become exercisable or payable on or after the Participant's death. At any time, and from time to time, any such designation may be changed or cancelled by the Participant without the consent of any such beneficiary. Any such designation, change or cancellation must be on a form provided for that purpose by the Committee and shall not be effective until received by the Committee. Such form may establish other rules as the Committee deems appropriate. If no beneficiary has been designated by a deceased Participant, or if all the designated beneficiaries have predeceased the Participant, the beneficiary shall be the Participant's estate. If the Participant designates more than one beneficiary, any payments under the Plan to such beneficiaries shall be made in equal shares unless the Participant has expressly designated otherwise, in which case the payments shall be made in the shares designated by the Participant.

13. AMENDMENTS OF THE PLAN

The Committee may from time to time prescribe, amend and rescind rules relating to the Plan. Subject to the approval of the Board of Directors, where required, the Committee may at any time terminate, amend, or suspend the operation of the Plan, provided that no action shall be taken by the Board of Directors or the Committee without the approval of the shareholders which would:

(a)   except as provided in Section 5(d), materially increase the number of shares which may be issued under the Plan;

(b)   except as provided in Section 4(a), permit granting of Stock Options or Stock Appreciation Rights at less than Fair Market Value;

(c)   except as provided in Section 5(d), permit the repricing (as described in Section 6(c)) of outstanding Stock Options or Stock Appreciation Rights; or

(d)   amend the individual limits on awards set forth in Sections 5(b) or 5(c) which may be granted to any single Employee or Non-Employee Director Participant.

No termination, modification, suspension, or amendment of the Plan shall alter or impair the rights of any Participant pursuant to an outstanding Award, in any materially adverse respect, without the consent of the Participant. The rights of a Participant will not be deemed to have been altered or impaired in any materially adverse respect if, without the consent of the Participant, the Committee amends an Award to: (i) clarify the manner of exemption from, or to bring the Award into compliance with Section 409A, (ii) to correct clerical or typographical errors, or (iii) to comply with other applicable laws. There is no obligation for uniformity of treatment of Participants or Awards under the Plan.

14. FOREIGN JURISDICTIONS

Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan and/or to comply with provisions of the laws in countries outside the United Sates in which the Company operates or has employees, the Committee, in its sole discretion, shall have the power and authority to (i) determine which Eligible Persons (if any) employed by the Company outside the United States should participate in the Plan, (ii) modify the terms and conditions of any Awards made to such Eligible Persons, and (iii) establish sub-plans, modified Option exercise procedures and other Award terms, conditions and procedures to the extent such actions may be necessary or advisable to comply with provisions of the laws in such countries outside the United States in order to assure the lawfulness, validity and effectiveness of Awards granted under the Plan.

15. TRANSFERABILITY OF AWARDS

Except as otherwise provided by rules of the Committee, no Stock Options or Stock Appreciation Right shall be transferable by a Participant otherwise than (i) by the Participant's last will and testament or (ii) by the applicable laws of descent and distribution, and such Stock Options or Stock Appreciation Right shall be exercised during the Participant's lifetime only by the Participant or his or her guardian or legal representative. Except as otherwise provided in Sections 8 or 9, no shares of Restricted Stock, no Restricted Stock Units and no Performance Share Units and Performance Units shall be sold, exchanged, transferred, pledged or otherwise disposed of during the restricted period. The Committee shall not permit, and an Award Agreement shall not provide for, any outstanding Award to be transferred or transferable to a third party for value or consideration.

16. NON-ALIENATION OF RIGHTS AND BENEFITS

Subject to Sections 15 and 19, and the rights of the Company and the Committee established under the Plan's terms, no right or benefit under the Plan shall be subject to alienation, sale, assignment, pledge, or encumbrance and any attempt to do so shall be void. No right or benefit under the Plan be subject to the debts, contracts, liabilities or torts of the person entitled to such rights or benefits.

17. LIMITATION OF LIABILITY OR OBLIGATION OF THE COMPANY

Nothing in the Plan shall be construed

  (a) to give any employee or non-employee director of the Company any right to be granted any Award other than at the sole discretion of the Committee;

  (b) to give any Participant any rights whatsoever with respect to shares of Common Stock except as specifically provided in the Plan;

  (c) to limit in any way the right of the Company or any Subsidiary to terminate, change or modify, with or without cause, the employment or other engagement of any Participant at any time; or

  (d) to be evidence of any agreement or understanding, express or implied, that the Company or any Subsidiary will employ or engage any Participant in any particular position at any particular rate of compensation or for any particular period of time.

Payments and other benefits received by a Participant under an Award shall not be deemed part of a Participant's regular, recurring compensation for purposes of any termination, indemnity or severance pay laws and shall not be included in, nor have any effect on, the determination of benefits under any other benefit plan, contract or similar arrangement provided by the Company or any Subsidiary, unless expressly so provided by such other plan, contract or arrangement. The Company makes no representation that any or all of the Awards or payments under this Plan will be exempt from or comply with Section 409A, and makes no undertaking to preclude Section 409A from applying.

18. NO LOANS

The Company shall not lend money to any Participant to finance a transaction under this Plan.

19. CLAWBACK POLICY

Awards are specifically made subject to the Company's Executive Compensation Clawback Policy, as it is amended from time to time, to the full extent said Policy is applicable.

20. NOTICES

All notices to the Company regarding the Plan shall be in writing, effective as of actual receipt by the Company, and shall be sent to:

Attention: Corporate Compensation
General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, MN 55426



2022 Annual Meeting Information

For more information about the annual meeting and voting, as well as answers to many frequently asked questions, please see "Questions and Answers About the 2022 Annual Meeting and Voting" beginning on page 89.

Date and Location



Virtual only at
www.virtualshareholdermeeting.com/GIS2022



8:30 a.m., Central Daylight Time
Tuesday, September 27, 2022

Voting

All proposals require the affirmative vote of a majority of votes cast (excluding abstentions) by shareholders entitled to vote and represented at the 2022 Annual Meeting in person or by proxy.

Record holders of General Mills common stock at the close of business on July 29, 2022, may vote at the 2022 Annual Meeting.

If you are a registered shareholder, you may vote using any of the following methods:		If you hold your shares in a brokerage account in your broker's name ("street name"), or you hold your shares through the General Mills 401(k) Plan, you should follow the voting directions provided by your broker or nominee:	
By Internet using your computer 	Go to the website **www.proxyvote.com** and follow the instructions for Internet voting on the proxy card or Notice of Internet Availability of Proxy Materials that you received in the mail.	**By Internet using your computer** 	If your broker allows, you may submit voting instructions by the Internet.
By Internet using your tablet or smartphone 	Use your mobile device to scan the QR Barcode on your proxy card or Notice of Internet Availability of Proxy Materials and follow the prompts that appear on your mobile device.	**By Internet using your tablet or smartphone** 	Use your mobile device to scan the QR Barcode on your voter instruction form or Notice of Internet Availability of Proxy Materials and follow the prompts that appear on your mobile device.
By telephone 	If you reside in the United States or Canada, dial 800-690-6903 and follow the instructions for telephone voting on the proxy card that you received in the mail.	**By telephone** 	If your broker allows, you may submit voting instructions by telephone.
By mailing your proxy card 	If you received a printed copy of the proxy materials, complete and mail your proxy card.	**By mailing your VIF** 	Complete and mail a voting instruction form to your broker or nominee.
By casting your vote at the meeting 	Cast your vote at the meeting by following the instructions in the Questions and Answers section of the proxy statement.	**By casting your vote at the meeting** 	Cast your vote at the meeting by following the instructions in the Questions and Answers section of the proxy statement (not available to 401(k) holders).



General Mills